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                                                                    Exhibit 99.1

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                                 AMDOCS LIMITED

                             AMDOCS THESAURUS, INC.

                                   QPASS INC.

                                       AND

                     RAY A. ROTHROCK, AS SHAREHOLDERS' AGENT

                                   ----------

                                 APRIL 17, 2006

                                   ----------

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                          AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of April 17, 2006 (the "AGREEMENT DATE"), by and among Amdocs Limited, a limited liability company organized under the laws of the Island of Guernsey, Channel Islands ("ACQUIROR"), Amdocs Thesaurus, Inc., a Washington corporation and an indirect wholly-owned subsidiary of Acquiror, ("SUB") Qpass Inc., a Washington corporation (the "COMPANY") and Ray A. Rothrock, as the agent of the shareholders of the Company (the "SHAREHOLDERS' AGENT").

                                    RECITALS

     A. The Boards of Directors of the Company, Sub and Acquiror have determined that it is advisable and in the best interests of the securityholders of their respective companies that Sub merge with and into the Company (the "MERGER"), with the Company to survive the Merger and to become an indirect wholly-owned subsidiary of Acquiror, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved the Merger, this Agreement and the other transactions contemplated by this Agreement.

     B. Pursuant to the Merger, among other things, the issued and outstanding shares of capital stock of the Company shall be converted into the right to receive cash in the manner set forth herein.

     C. The Company, Sub and Acquiror desire to make certain representations, warranties, covenants and other agreements in connection with the Merger as set forth herein.

     D. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain employees of the Company and its Subsidiaries identified on Schedule A-1 hereto are executing certain employment agreements acknowledging their continued employment with the Company or its Subsidiaries, which contain a confidentiality, non-solicitation, non-competition promises and obligations agreement, in each case to become effective upon the Closing.

     E. Concurrently with the execution of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, certain employee-shareholders of the Company and its Subsidiaries identified on Schedule A-2 hereto are entering into non-competition and non-solicitation agreements with Acquiror, in each case to become effective upon the Closing.

     F. Concurrently with the execution and delivery of this Agreement and as a material inducement to the willingness of Acquiror to enter into this Agreement, each Company shareholder listed on Exhibit A-1 is executing a written consent substantially in the form attached hereto as Exhibit A-2 (the "COMPANY SHAREHOLDER CONSENT") approving the Merger, this Agreement and the Articles of Merger, and a Voting Agreement substantially in the form attached hereto as Exhibit A-3 (the "VOTING AGREEMENT") and is delivering the Company Shareholder Consent and Voting Agreement to Acquiror.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

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     1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below.

          "ACQUIROR SHARE(S)" means Ordinary Share(s), par value L0.01 per share, of Acquiror.

          "ACQUIROR OPTIONS" means options to purchase Acquiror Shares.

          "ACQUIROR SHARE PRICE" means the average of the closing sale prices of Acquiror Shares as quoted on the New York Stock Exchange for the ten consecutive trading days ending with the trading day that is five trading days prior to the Closing Date.

          "ACQUISITION PROPOSAL" means as such term is defined in Section 5.2 hereof.

          "ADJUSTED AGGREGATE SECURITYHOLDER PERCENTAGE" means a percentage equal to the result of 100% less one-half of the Other Escrow Participants Percentage.

          "ADJUSTED AGGREGATE OTHER ESCROW PARTICIPANTS PERCENTAGE" means a percentage equal to the result of 100% less the Adjusted Aggregate Securityholder Percentage.

          "ADJUSTED TRANSACTION EXPENSES" means an amount equal to the product of the Transaction Expenses Fund multiplied by the Adjusted Aggregate Securityholder Percentage.

          "AFFILIATE" has the meaning set forth in Rule 144(a)(1) promulgated under the Securities Act.

          "ANTITRUST LAWS" means the HSR Act and applicable foreign competition, antitrust or investment or trade regulatory Legal Requirements.

          "ARTICLES OF MERGER" means as such term is defined in Section 1.2 hereof.

          "ASSUMED OPTION(S)" means as such term is defined in Section 1.9(a)(iii) hereof.

          "ASSUMED OPTIONS VALUE" means (i) the Common Cash Amount Per Share multiplied by the number of shares of Common Stock issuable upon the exercise of all Assumed Options with exercise prices lower than the Common Cash Amount Per Share, less (ii) the aggregate exercise price to exercise all Assumed Options with exercise prices lower than the Common Cash Amount Per Share.

          "BUSINESS DAY" means a day other than a Saturday, Sunday or any other day on which commercial banks in State of New York, USA are not open for business.

          "CASHED OUT OPTION(S)" means as such term is defined in Section 1.9(a)(iv) hereof.

          "CASH OUT WARRANT(S)" means as such term is defined in Section 1.9(a)(v) hereof.

          "CLOSING" means as such term is defined in Section 1.3 hereof.

          "CLOSING DATE" means as such term is defined in Section 1.3 hereof.

          "CODE" shall mean the Internal Revenue Code of 1986, as amended.

          "COMMON CASH AMOUNT PER SHARE" means the Total Common Consideration divided by the sum, without duplication, of (i) the Company Common Stock issuable upon conversion of the

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Series B Stock, (ii) the Company Common Stock issuable upon conversion of the
Company Series C Stock, and (iii) the Participating Company Common Stock.

          "COMPANY CAPITAL STOCK" means the Company Common Stock and the Company Preferred Stock.

          "COMPANY COMMON STOCK" means the Common Stock, par value of $0.01 per share, of the Company.

          "COMPANY DEBT" means as such terms is defined in Section 2.4(d) hereof.

          "COMPANY DISCLOSURE LETTER" means as such term is defined in the preamble of ARTICLE II hereof.

          "COMPANY OPTION PLAN" means each stock option plan, program or arrangement of the Company, collectively, including the Company's 1998 Amended and Restated Stock Option Plan and related documents thereunder.

          "COMPANY OPTIONHOLDERS" means the holders of Company Options.

          "COMPANY OPTIONS" means options or a commitment to grant an option to purchase shares of Company Capital Stock.

          "COMPANY PREFERRED STOCK" means the Company Series A Stock, the Company Series B Stock and the Company Series C Stock.

          "COMPANY SECURITYHOLDERS" means the Company Shareholders, the Company Optionholders and the Company Warrantholders collectively.

          "COMPANY SERIES A STOCK" means the Series A Convertible Participating Preferred Stock, par value $0.01 per share, of the Company.

          "COMPANY SERIES B STOCK" means the Series B Convertible Participating Preferred Stock, par value $0.01 per share, of the Company.

          "COMPANY SERIES C STOCK" means the Series C Convertible Participating Preferred Stock, par value $0.01 per share, of the Company.

          "COMPANY SHAREHOLDERS" mean the holders of shares of outstanding Company Capital Stock.

          "COMPANY WARRANTHOLDERS" mean the holders of Company Warrants.

          "COMPANY WARRANTS" means warrants to purchase shares of Company Capital Stock.

          "CONTINUING EMPLOYEES" means the employees of the Company and its Subsidiaries who have not received from or have delivered to the Surviving Corporation or its Subsidiaries notice of termination of employment prior to the Effective Time.

          "CONTRACT" means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees,

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sublicenses, subcontracts, letters of intent, term sheet and purchase orders) as of the date hereof or as may hereafter be in effect.

          "DISSENTING SHARES" shall mean any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters' rights shall have been exercised in accordance with Washington Law in connection with the Merger.

          "EFFECTIVE TIME" means as such term is defined in Section 1.5 hereof.

          "EFFECTIVE TIME HOLDER" means (i) each Company Securityholder as of immediately prior to the Effective Time (other than a holder solely of shares of Company Capital Stock which constitute and remain Dissenting Shares and each Company Optionholder in respect of such holder's Assumed Options), and (ii) solely for the purposes of provisions involving an Effective Time Holder's interest in the Escrow Fund and the Expense Fund or responsibility for Transaction Expenses, and such holder's interest in the Escrow Fund and the Expense Fund (and other than that shall not be used for the purpose of indemnification obligations under Article VIII after distribution of the Escrow Cash and the Expense Fund), those individuals to be listed on the Spreadsheet pursuant to Section 5.9(j) (the "OTHER ESCROW PARTICIPANTS").

          "ENCUMBRANCE" means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, charge, adverse claim of title, adverse claim ownership or adverse claim right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset,
(iii) the use of any asset, and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

          "ERISA" means as such term is defined in Section 2.13 hereof.

          "ESCROW AGENT" means as such term is defined in Section 8.1 hereof.

          "ESCROW AGREEMENT" means as such terms is defined in Section 1.4(a)(ii) hereof.

          "ESCROW CASH" means an amount of cash equal to $ 33,000,000.

          "EXPENSE FUND" means an amount of cash equal to $100,000.

          "GAAP" means generally accepted accounting principles in the United States as in effect at the time covered by the applicable financial statements.

          "GOVERNMENTAL ENTITY" means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.

          "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          "KNOWLEDGE" means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge or the knowledge that a Person would be reasonably expected to have of

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such fact, circumstance, event or other matter after reasonable inquiry of (A)
an individual, if used in reference to an individual or (B) (1) with respect to any Person other than the Company that is not an individual, the officers, directors, legal and financial employees of such Person and (2) in the case of the Company and its Subsidiaries, the individuals listed on Schedule A-3 attached hereto (the individuals referred to in clause (B) are collectively referred to herein as the "ENTITY REPRESENTATIVES"). Any such individual or Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual or Entity Representative) in, or that have been in, the possession of such individual or Entity Representative, including his or her personal files.

          "LEGAL REQUIREMENTS" means any federal, state, foreign, local, municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any Subsidiary or to any of their respective assets, properties or businesses.

          "MATERIAL ADVERSE EFFECT" with respect to any entity means any change, event, violation, inaccuracy, circumstance or effect (each, an "EFFECT") that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such entity in this Agreement, is, or is reasonably likely to, (i) be or become materially adverse in relation to the near-term or longer-term condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of such entity and its subsidiaries, taken as a whole, or (ii) materially impede or delay such entity's ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements, except to the extent that any such Effect directly results from: (A) any adverse Effect on the Company's bookings, revenues, gross margins or earnings, or any delay in or reduction or cancellation of orders or purchases by the Company's customers as a direct result of the identity of Acquiror as the ultimate purchaser of the Company; (B) changes in general economic conditions (provided that such changes do not affect such entity in a disproportionate adverse manner as compared to such entity's competitors); (C) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity in a disproportionate adverse manner as compared to such entity's competitors); or (D) the taking by the Company of those certain actions listed on Schedule B.

          "NON-ASSUMED OPTION(S)" means as such term is defined in Section 1.9(a)(iv) hereof.

          "OPTION EXCHANGE RATIO" means the quotient determined by dividing the Common Cash Amount Per Share by the Acquiror Share Price.

          "OTHER ESCROW CASH" means an amount of equal to the Escrow Cash multiplied by the Other Escrow Participants Percentage which the Company shall deposit or cause to be deposited on the Closing Date with the Exchange Agent.

          "OTHER ESCROW PARTICIPANT" means each of the individuals whose name is listed on the Spreadsheet pursuant to Section 5.9(j).

          "PARTICIPATING COMPANY COMMON STOCK" means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, plus (ii) the number of shares of Company Common Stock issuable upon the

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exercise of all Cashed Out Options and Cash Out Warrants pursuant to Sections
1.9(a)(iv) and 1.9(a)(v), respectively, plus (iii) the number of shares of Company Common Stock issuable pursuant to Assumed Options with exercise prices lower than the Common Cash Amount Per Share, plus (iv) the 396,290 shares of Company Common Stock potentially issuable pursuant to the Share Purchase Agreement dated February 15, 2006 among the Company, Simplerwire, Inc. and the shareholders of Simplewire, Inc.

          "PERMITTED ENCUMBRANCES" means: (i) statutory liens for taxes that are not yet due and payable or liens for taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by applicable law; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; (v) liens in favor of customs and revenue authorities arising as a matter of Legal Requirements to secure payments of customs duties in connection with the importation of goods, and (vi) non-exclusive object code licenses of software by the Company or a Subsidiary in the ordinary course of its business consistent with past practice.

          "PERSON" means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.

          "PRO RATA SHARE" means,

               (A) other than for the purposes of provisions involving an Effective Time Holder's interest in the Escrow Fund and the Expense Fund, or responsibility for Transaction Expenses, with respect to a particular Effective Time Holder, the quotient of (i) the aggregate amount of cash such Effective Time Holder is entitled to receive pursuant to Section 1.9(a) with respect to its Company Capital Stock, divided by (ii) the aggregate amount of cash all such Effective Time Holders are entitled to receive pursuant to Section 1.9(a) with respect to their Company Capital Stock; and

               (B) solely for the purposes of the provisions involving an Effective Time Holder's interest in the Escrow Fund and the Expense Fund, or responsibility for Transaction Expenses (and other than that shall not be used for the purpose of indemnification obligations under Article VIII after distribution of the Escrow Cash and the Expense Fund), (i) with respect to a particular Effective Time Holder that is an Other Escrow
     Participant: the quotient of (1) the aggregate amount set forth opposite such Other Escrow Participant's name on the Spreadsheet pursuant to Section 5.9(j), divided by (2) the Escrow Cash (such quotient an "OTHER ESCROW PARTICIPANTS PRO RATA PERCENTAGE" and the sum of all such Other Escrow Participants Pro Rata Percentages, the "OTHER ESCROW PARTICIPANTS PERCENTAGE"); and (ii) with respect to a particular Effective Time Holder that is not an Other Escrow Participant: the quotient of (1) such Effective Time Holder's Pro Rata Share calculated in accordance with clause (A) above multiplied by the Securityholders Escrow Cash, divided by (2) the Escrow Cash (such quotient a "SECURITYHOLDERS PRO RATA PERCENTAGE" and the sum of all such Securityholders Pro Rata Percentages, the "AGGREGATE SECURITYHOLDER PERCENTAGE").

          "REMAINING TRANSACTION EXPENSES" means as such terms is defined in
Section 5.10 hereof.

          "REQUISITE OPTIONHOLDERS" means as such terms is defined in Section 1.4(b)(xii) hereof.

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          "SEC" means the Securities and Exchange Commission.

          "SECURITIES ACT" means the Securities Act of 1933, as amended.

          "SERIES A LIQUIDATION PREFERENCE PER SHARE" means the sum of (i) $5.6664 plus (ii) the amount of accrued and unpaid cumulative dividends until the Effective Time, per each share of Series A Stock issued and outstanding as of the Effective Time.

          "SERIES B LIQUIDATION PREFERENCE PER SHARE" means the sum of (i) $0.3982529 plus (ii) the amount of accrued and unpaid cumulative dividends until the Effective Time, per each share of Series B Stock issued and outstanding as of the Effective Time.

          "SERIES C LIQUIDATION PREFERENCE PER SHARE" means the sum of (i) $0.732 plus (ii) the amount of accrued and unpaid cumulative dividends until the Effective Time, per each share of Series C Stock issued and outstanding as of the Effective Time.

          "SECURITYHOLDERS ESCROW CASH" means the Escrow Cash less the Other Escrow Cash.

          "SPREADSHEET" means as such term is defined in Section 5.9.

          "SUBSIDIARY" means any corporation, association, business entity, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or controls securities or other interests representing more than 50% of the voting power of such Person, or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person's board of directors or other governing body; for the avoidance of doubt the term Subsidiary shall include, from and after the time of such acquisition, any entity acquired by the Company or a Company Subsidiary after the date hereof and prior to the Closing Date that otherwise meets the definition of a Subsidiary.

          "SURVIVING CORPORATION" means as such term is defined in Section 1.2 hereof.

          "TAX" (and, with correlative meaning, "TAXES" and "TAXABLE") means (i) any federal, state, local or foreign income, capital gain, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, personal, tangible or intangible), environmental or windfall profit tax, custom duty, business and occupation, or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a "TAX AUTHORITY"), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

          "TAX RETURN" means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, any declaration and claim for refund and information returns and reports) required to be filed with respect to Taxes.

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          "TOTAL MERGER CONSIDERATION" means the amount equal to (A) the sum of
(i) $283,000,000, plus (ii) the aggregate exercise price of all Company Options and Cash Out Warrants with exercise prices lower than the Common Cash Amount Per Share outstanding immediately prior to the Effective Time, plus (iii) the aggregate exercise price actually paid by Company Optionholders and Company Warrantholders who exercise their Company Options or Company Warrants, as the case may be, after the Agreement Date but prior to the Effective Time as provided in Section 1.9(a)(iv) or 1.9(a)(v), as the case may be (without duplication to the amounts specified in clause (ii) above), less (B) the Adjusted Transaction Expenses. For the avoidance of any doubt, it is hereby acknowledged that this definition is for calculation purposes only.

          "TOTAL COMMON CONSIDERATION" means the Total Merger Consideration less
(i) the Total Series A Liquidation Preference, (ii) the Total Series B Liquidation Preference and (iii) the Total Series C Liquidation Preference.

          "TOTAL SERIES A LIQUIDATION PREFERENCE" means the product of (i) the aggregate number of shares of Company Series A Stock issued and outstanding immediately prior to the Effective Time multiplied by (ii) the Series A Liquidation Preference Per Share.

          "TOTAL SERIES B LIQUIDATION PREFERENCE" means the product of (i) the number of shares of Company Series B Stock issued and outstanding immediately prior to the Effective Time multiplied by (ii) the Series B Liquidation Preference Per Share.

          "TOTAL SERIES C LIQUIDATION PREFERENCE" means the product of (i) the number of shares of Company Series C Stock issued and outstanding immediately prior to the Effective Time multiplied by (ii) the Series C Liquidation Preference Per Share.

          "TRANSACTION EXPENSES" means all fees and expenses incurred by the Company in connection with the Merger and this Agreement and the transactions contemplated hereby whether or not billed or accrued (including any fees and expenses of legal counsel and accountants, the amount of commission, fees and expenses payable to financial advisors, investment bankers and brokers of the Company and the Subsidiaries notwithstanding any contingencies for escrows, etc., any bonuses, premiums or other payments in connection with the Insurance Tail and any such fees incurred by Company Securityholders that the Company has agreed are paid for or to be paid for by the Company).

          "TRANSACTION EXPENSES FUND" means as such term is defined in Section
5.10 hereof.

          "UK EMPLOYEE" shall mean employees residing in the United Kingdom, as well as employees, sales agents and other independent contractors who spend (or spent) a majority of their working time in the United Kingdom on the business of Company or its Subsidiaries.

          "WASHINGTON LAW" means the Washington Business Corporation Act, Title 23B of the Revised Code of Washington, as amended.

          Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

     1.2 The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Articles of Merger and Plan of Merger in substantially the forms attached hereto as Exhibit B (collectively, the "ARTICLES OF MERGER") and the applicable provisions of the Washington Law,

Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation and shall become a wholly-owned subsidiary of Acquiror. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "SURVIVING CORPORATION".

     1.3 Closing. Unless this Agreement is earlier terminated in accordance with
Section 7.1, the closing of the transactions contemplated hereby (the "CLOSING") shall take place at a time and date to be specified by the parties which will be no later than the fifth Business Day after the satisfaction or waiver of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions). The Closing shall take place at the offices of WilmerHale, 399 Park Avenue, New York, NY USA, or at such other location as the parties hereto agree. The date on which the Closing occurs is herein referred to as the "CLOSING DATE".

     1.4 Closing Deliveries.

          (a) Acquiror and Sub Deliveries. Acquiror and Sub (with respect to clause (i) only) shall deliver to the Company, at or prior to the Closing, each of the following:

               (i) a certificate, dated as of the Closing Date, executed on behalf of Acquiror by a duly authorized officer of Acquiror and on behalf of Sub by a duly authorized officer of Sub, to the effect that each of the conditions set forth in of Section 6.2(a) has been satisfied;

               (ii) an Escrow Agreement, in substantially the form attached hereto as Exhibit C (the "ESCROW AGREEMENT"), dated as of the Closing Date and executed by Acquiror and the Escrow Agent; and

               (iii) evidence of the adoption by Acquiror or its Affiliates of the Employee Retention and Incentive Plan (the "RETENTION AND INCENTIVE BONUS PLAN") that provides for the payment of up to $15,000,000 to certain Continuing Employees (the "RETENTION AND INCENTIVE PLAN PARTICIPANTS"), allocated both in amount and timing as agreed prior to the Agreement Date by Acquiror and the Company, subject to such Continuing Employees continuous employment and upon the terms described therein.

          (b) Company Deliveries. The Company shall deliver to Acquiror, at or prior to the Closing, each of the following:

               (i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its President and Chief Executive Officer, to the effect that each of the conditions set forth in Section 6.3(a) has been satisfied;

               (ii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the Company's Articles of Incorporation in effect, (B) the Company's bylaws in effect, (C) the Company's board resolutions approving the Merger, this Agreement, and the Articles of Merger, (D) the Company Shareholder Consent, (E) the incumbency of each of the Company's officers authorized to sign, on behalf of the Company, this Agreement, the Articles of Merger, and any agreements, instruments, documents and certificates executed or to be executed and delivered by the Company pursuant to this Agreement, and (E) other matters in Acquiror's reasonable discretion;

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               (iii) a written opinion from legal counsel to the Company, Qpass
Austria GmbH (formerly, Universal Communications Platform AG) and Qpass UK Limited, in the form attached hereto as on Exhibit D-1, D-2 and D-3, respectively, dated as of the Closing Date and addressed to Acquiror and Sub;

               (iv) the Escrow Agreement, dated as of the Closing Date and executed by the Shareholders' Agent;

               (v) evidence reasonably satisfactory to Acquiror of the resignation of each of the directors and each of the officers of the Company and of each Subsidiary in office immediately prior to the Closing as directors and/or officers, as applicable, of the Company and of each such Subsidiary, effective no later than immediately prior to the Effective Time;

               (vi) true, correct and complete copies of all election statements under Section 83(b) of the Code that are in the Company's possession with respect to any unvested securities or other property issued by the Company, any Subsidiary or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers;

               (vii) a duly executed 280G Certification pursuant to and as defined in Section 5.13 hereof;

               (viii) a certificate from the Secretary of State of the State of Washington and each other State or other jurisdiction in which the Company or any Subsidiary is qualified to do business as a foreign corporation dated within three days prior to the Closing Date certifying that the Company or such Subsidiary is validly existing or in good standing (to the extent that such jurisdiction recognizes the concept of valid existence or good standing) and that all applicable corporate franchise or other similar Taxes and fees of the Company or such Subsidiary due and payable through the date of such certificate have been paid;

               (ix) evidence reasonably satisfactory to Acquiror of (A) the novation or consent to assignment of any Person whose novation or consent to assignment, as the case may be, may be required in connection with the Merger or any other transaction contemplated by this Agreement under the contracts listed or described on Schedule 1.4(b)(ix)-1 hereto and such other consents or waivers as listed or described on Schedule 1.4(b)(ix)-1, (B) the termination of each of the contracts of the Company listed or described on Schedule 1.4(b)(ix)-2 hereto, and (C) the amendment of each of the contracts of the Company listed or described on Schedule 1.4(b)(ix)-3 hereto in the manner described on such Schedule with respect to each such contract, and (D) the termination or waiver of any rights of first refusal, rights to any liquidation preference or redemption rights of any Company Shareholder, effective as of and contingent upon the Closing;

               (x) the Spreadsheet completed to include all of the information specified in Section 5.9 in a form reasonably acceptable to Acquiror and a certificate executed by the President and Chief Executive Officer of the Company, dated as of the Closing Date, certifying that such Spreadsheet is true, accurate, correct and complete;

               (xi) a certificate executed by the President and Chief Executive Officer of the Company, in the form and substance satisfactory to Acquiror, setting forth and certifying the Company's aggregate liability for Transaction Expenses as of the Closing Date (including all Transaction Expenses paid by the Company through such date), accompanied by such supporting documentation, information and calculations as are necessary for Acquiror to verify and determine the amount of such Transaction Expenses as of the Closing Date (the "TRANSACTION EXPENSE CERTIFICATE");

               (xii) executed letters from (i) 100% of the Company Optionholders listed on Schedule 1.4(b)(xii) and (ii) those additional Company Optionholders, such that the aggregate number of shares of Company Common Stock issuable upon exercise of Company Options held by such Company Optionholders when taken together with those held by the Company Optionholders listed on Schedule 1.4(b)(xii), shall constitute 97.0% of the total number of Company Common Stock issuable upon exercise of all Company Options issued and outstanding (the "REQUISITE OPTIONHOLDERS"), in substantially the form attached hereto as Exhibit H;

               (xiii) (A) a notice to the Internal Revenue Service, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), in substantially the form attached hereto as Exhibit F, dated as of the Closing Date and executed by the Company, together with written authorization for Acquiror to deliver such notice form to the Internal Revenue Service on behalf of the Company after the Closing, and (B) a FIRPTA Notification Letter, in substantially the form attached hereto as Exhibit G, dated as of the Closing Date and executed by the Company;

               (xiv) a true and correct copy of the Company's consolidated audited financial statements as of and for the fiscal year ended December 31, 2005 (including, balance sheet, profit and loss statement, statement of changes in shareholders equity and statements of cash flow, and any related notes thereto), together with a signed report of the Company's independent auditors attached thereto, which report will be unqualified (the "2005 AUDITED FINANCIAL STATEMENTS"); and

               (xv) certificate or payoff letter, in a customary form reasonably satisfactory to Acquiror, from all of the holders of the Company Debt certifying the amounts of any and all outstanding Company Debt owed to each such debtor as of no later three days prior to the Closing Date, including confirmation that UCC-2 or UCC-3 termination statements, or analogous instruments under applicable foreign law, shall be executed by each such debtor holding a security interest in any assets of the Company or any Subsidiary as of the repayment of the amounts stated therein terminating any and all such security interests and that all Encumbrances on assets of the Company and its Subsidiaries shall be released upon repayment of the amounts stated therein.

     1.5 Effective Time. At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VI, Sub and the Company shall cause the Articles of Merger to be filed with the Secretary of State of the State of Washington, in accordance with the relevant provisions of Washington Law. The time of acceptance by the Secretary of State of the State of Washington of such filing or such later time as may be agreed to by Acquiror and the Company in writing (and set forth in the Articles of Merger) is referred to herein as the "EFFECTIVE TIME".

     1.6 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Articles of Merger and the applicable provisions of Washington Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become debts, liabilities and duties of the Surviving Corporation.

     1.7 Articles of Incorporation and Bylaws.

          (a) At the Effective Time but subject to Section 5.17(b), the Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation at the Effective Time until thereafter amended, except that the name of the Surviving Corporation at the Effective Time shall be "Qpass Inc.".

          (b) At the Effective Time, the Bylaws of the Surviving Corporation shall be amended in their entirety to read as the Bylaws of Sub, until thereafter amended as provided by Washington Law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

     1.8 Directors and Officers.

          (a) At the Effective Time, the members of the Board of Directors of Sub immediately prior to the Effective Time shall be the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified.

          (b) At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly appointed.

     1.9 Effect on Capital Stock and Options.

          (a) On the terms and subject to the conditions set forth in this
Agreement:

               (i) At the Effective Time, without any action on the part of any holder of the Company Preferred Stock, each share of Company Series A Stock, Company Series B Stock and Company Series C Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.10(c) and Article VIII, an amount of cash (without interest) equal to the Series A Liquidation Preference Per Share, Series B Liquidation Preference Per Share or Series C Liquidation Preference Per Share, respectively, less applicable deductions and withholding at the time of payment permitted by Section 1.14. The amount of cash each holder of Company Preferred Stock is entitled to receive shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Preferred Stock held by such Company Shareholder.

               (ii) At the Effective Time, after allocation of the amounts as provided in Section 1.9(a)(i), and without any action on the part of any holder of the Company Capital Stock, each share of Company Series B Stock, Company Series C Stock and Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 1.10(c) and Article VIII, an amount of cash (without interest) equal to the Common Cash Amount Per Share less applicable deductions and withholding at the time of payment permitted by Section 1.14. The amount of cash each Company Shareholder is entitled to receive shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Company Shareholder (assuming the conversion of Company Preferred Stock into Company Common Stock).

               (iii) At the Effective Time, each Company Option held by a Continuing Employee that is unvested, unexpired, unexercised and outstanding immediately prior to the Effective Time (taking into account any acceleration terms) (each, an "ASSUMED OPTION" and collectively, the "ASSUMED OPTIONS") shall, on the terms and subject to the conditions set forth in this Agreement, be assumed and converted in accordance with Section 5.11. Company Options held by Persons that are not Continuing Employees shall not be assumed.

               (iv) At the Effective Time: (A) each Company Option held by a Person that is not a Continuing Employee that is vested, unexpired, unexercised and outstanding immediately prior to the Effective Time (taking into account any acceleration terms); and (B) each Company Option held by a Person that is a Continuing Employee that is vested, unexpired, unexercised and outstanding immediately prior to the Effective Time (taking into account any acceleration terms); (each, a "NON-ASSUMED OPTION" and collectively, the "NON-ASSUMED OPTIONS") shall not be assumed. At the Effective Time, each Non-assumed Option that has an exercise price per share that is less than the Common Cash Amount Per Share shall either (1) be exercised by the Company Optionholder by payment of the aggregate exercise price to exercise all Non-Assumed Options held by such Company Optionholder in cash or check, in which case the shares of Company Common Stock issued pursuant to such exercised Non-assumed Options shall be treated as shares of Company Common Stock pursuant to Section 1.9(a)(ii) and shall be subject to applicable deductions and withholding permitted by Section
1.14 or (2) if a Company Optionholder has executed a letter in substantially the form attached as Exhibit H, be converted into the right to receive an amount of cash equal to (X) the Common Cash Amount Per Share multiplied by the number of shares of Company Common Stock issuable upon the exercise of all Non-Assumed Options held by such Company Optionholder, less (Y) the aggregate exercise price to exercise all Non-Assumed Options held by such Company Optionholder, such payments to be made without interest and less applicable deductions and withholding at the time of payment permitted by Section 1.14 (each Company Option treated as provided in this subsection (2), a "CASHED OUT OPTION" and collectively, the "CASHED OUT OPTIONS"). The amount of cash each Company Optionholder is entitled to receive for the Cashed Out Options held by such Company Optionholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Cashed Out Options held by such Company Optionholder. Such exercises of Non-assumed Options pursuant to either subsection (1) or (2) may be made conditional on the Closing so that they are effective immediately prior to the Effective Time and not effective if the Effective Time does not occur. The number of shares of Company Common Stock each Company Optionholder is entitled to receive pursuant to subsection (1) for the Company Options held by such Company Optionholder shall be rounded to the nearest whole number and computed after aggregating all exercised Company Options held by such Company Optionholder. Each Non-assumed Option and Cashed Out Option, will be cancelled and extinguished.

               (v) At the Effective Time, each Company Warrant to purchase Company Common Stock that is unexpired, unexercised and outstanding immediately prior to the Effective Time and has an exercise price per share that is less than the Common Cash Amount Per Share (each, a "CASH OUT WARRANT" and collectively, the "CASH OUT WARRANTS") shall be converted into the right to receive an amount of cash equal to (A) the Common Cash Amount Per Share multiplied by the number of shares of Company Common Stock issuable upon the exercise of all Cash Out Warrants held by such Company Warrantholder, less (B) the aggregate exercise price to exercise all Cash Out Warrants held by such Company Warrantholder, such payments to be made without interest and less applicable deductions and withholding at the time of payment. The amount of cash each Company Warrantholder is entitled to receive for the Cash Out Warrants held by such Company Warrantholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Cash Out Warrants held by such Company Warrantholder. Each Company Warrant, other than Cash Out Warrants, will by virtue of the Merger, and without any further action on the part of any holder thereof, be cancelled and extinguished.

               (vi) Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquiror to the Company Securityholders (including for the purposes of this section, the deemed payment of the Assumed Options Value) exceed $283,000,000 less an amount equal to the Adjusted Transaction Expenses.

               (vii) Each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole shareholder of Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of Surviving Corporation into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Corporation's capital stock that are issued and outstanding immediately after the Effective
Time). Each certificate evidencing ownership of shares of Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

          (b) Treatment of Company Capital Stock Owned by the Company and Acquiror. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock immediately prior to the Effective Time and each share of Company Capital Stock owned by Acquiror or any direct or indirect wholly-owned subsidiary of Acquiror immediately prior to the Effective Time, shall be cancelled and extinguished without any conversion thereof.

          (c) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Acquiror Shares occurring after the date hereof and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

          (d) Appraisal Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 1.9(a), but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Washington Law. Each holder of Dissenting Shares who, pursuant to the provisions of Washington Law, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with Washington Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions), and subject to and in accordance with Section 1.10(c) and Article VIII. If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 1.9(a) in respect of such shares as if such shares never had been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 1.10(c), following the satisfaction of the applicable conditions set forth in Section 1.10(c), the amount of cash to which such holder would be entitled in respect thereof under this Section 1.9 as if such shares never had been Dissenting Shares, subject to and in accordance with Section 1.10(c) and Article VIII. The Company shall give Acquiror (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands, and any other instruments served pursuant to Washington Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to demands for appraisal or purchase under Washington Law. The Company shall not, except with the prior written consent of Acquiror, or as otherwise required under Washington Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Washington Law. The payout of consideration under this Agreement to the Company Shareholders (other than to holders of Dissenting Shares who shall be treated as provided in this Section 1.9(d) and under Washington Law) shall not be affected by the exercise or potential exercise of appraisal rights under Washington Law by any other shareholder of the Company.

          (e) Rights Not Transferable. The rights of the Company Securityholders as of immediately prior to the Effective Time are personal to each such securityholder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

     1.10 Exchange Procedures.

          (a) Exchange Agent. On or prior to the Closing Date, Acquiror shall appoint U.S. Bank, National Association, or a bank or trust company located in the United States reasonably acceptable to the Company to act as exchange agent (the "EXCHANGE AGENT") in the Merger.

          (b) Deposit of Cash. On the Closing Date,

               (i) Acquiror shall make or shall cause to be made available through its Affiliates to the Exchange Agent: (A) for exchange in accordance with this Article I, the cash payable pursuant to Sections 1.9(a)(i), 1.9(a)(ii), 1.9(a)(iv) and 1.9(a)(v); less the Securityholders Escrow Cash and the Expense Fund, and (B) the Securityholders Escrow Cash, the Expense Fund and an amount equal to the Adjusted Transaction Expenses, which shall be deposited with the Escrow Agent as provided in Section 1.10(c)(v); and

               (ii) the Company shall deposit with the Exchange Agent (A) the Other Escrow Cash; and (B) in the Transaction Expenses Fund, an amount equal to
(1) the Other Escrow Participants Percentage multiplied by (2) the aggregate amount of the Transaction Expenses Fund. The Transaction Expenses Fund shall be available for the payment of the Transaction Expenses in accordance with Section
5.10 hereof.

          (c) Exchange Procedures.

               (i) On the Closing Date, the Exchange Agent shall mail to every holder of record of Company Capital Stock that was issued and outstanding immediately prior to the Effective Time and every Warrantholder holding Cash Out Warrants (in each case, that has not previously delivered its Certificates (as defined below) together with a properly completed and duly executed letter of transmittal in the form attached hereto as Exhibit I (the "LETTER OF TRANSMITTAL")): (A) a form of Letter of Transmittal and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments which immediately prior to the Effective Time represented issued and outstanding Company Capital Stock or Cash Out Warrants, as the case may be, that were converted into the right to receive consideration pursuant to Section 1.9(a) (the "CERTIFICATES") in exchange for such cash. The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates, and shall be in such form and have such other provisions as Acquiror or the Exchange Agent may reasonably specify, including agreement to be bound by the provisions of Section 1.10(c) and Article VIII of this Agreement. The exchange procedures shall comply with procedures as may be required in furtherance of Section 1.14 and shall permit the Exchange Agent to require holders to provide any information as is reasonably needed to comply therewith.

               (ii) In (A) the case of deliveries made prior to Effective Time, within one Business Day after the date of delivery to the Exchange Agent, or (B) the case of deliveries made at or following the Effective Time, within three Business Days after the date of delivery to the Exchange Agent of a Certificate, together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, but both in case of (A) and (B) in no event earlier than ten Business Days after the Closing Date, (X) the holder of record of such Certificate shall be entitled to receive a check representing the cash amount that such holder has the right to receive pursuant to Section 1.9(a) in respect of such Certificate, less, in the case of Effective Time Holders, such Effective Time Holder's Pro Rata Share of the Securityholder Escrow Cash and the Expense Fund, and (Y) such Certificate shall be canceled.

               (iii) Notwithstanding clauses (i) and (ii) above, with respect to Certificates representing Company Capital Stock held in escrow by a third party escrow agent or withheld by the Company and listed on Schedule 2.2(a) of the Company Disclosure Letter, the consideration into which such Company Capital Stock was converted into pursuant to Section 1.9(a) (less, in the case of Effective Time Holders, such Effective Time Holder's Pro Rata Share of the Securityholder Escrow Cash and the Expense Fund) shall be deposited with the escrow agent or with the Company, as the case may be, in exchange for the Company Capital Stock so held or withheld. Such consideration shall continue to be held or withheld in accordance with the applicable terms of escrow or withholding in effect as though the Company Capital Stock remained in escrow or was still withheld (including, time of release and conditions to forfeiture).

               (iv) In no event earlier than ten Business Days after the Closing Date, but no later than fifteen Business Days after the Closing Date, the Exchange Agent shall make or cause to be made available to the Surviving Corporation or its Subsidiaries (as the case may be) the cash payable pursuant to Section 1.9(a)(iv) to the Company Optionholders holding Cashed Out Options that are or were employed or engaged by the Surviving Corporation or the applicable Subsidiary, less, in the case of Effective Time Holders, such Effective Time Holder's Pro Rata Share of the Securityholder Escrow Cash and the Expense Fund. As soon as reasonably practicable thereafter, the Surviving Corporation or the applicable Subsidiary shall pay to each Company Optionholder that was or is employed or engaged by it the amounts contemplated by Section 1.9(a)(iv), less, in the case of Effective Time Holders, such Effective Time Holder's Pro Rata Share of the Securityholder Escrow Cash and the Expense Fund, subject to all required deductions and withholdings, if any.

               (v) On the Closing Date, Acquiror shall make or cause to be made available through its Affiliates to the Escrow Agent the Securityholders Escrow Cash and the Expense Fund. The Securityholders Escrow Cash and the Expense Fund shall be withheld from the cash payable pursuant to Section 1.9(a) to the Effective Time Holders according to each Effective Time Holder's Pro Rata Share. The Escrow Cash shall constitute security for the indemnification obligations of such Effective Time Holders pursuant to Article VIII, and shall be held in and distributed in accordance with the provisions of the Escrow Agreement. The Expense Fund shall be available solely to the Shareholders' Agent for the payment of all fees and expenses reasonably incurred by the Shareholders' Agent in performing his, her or its duties under this Agreement in accordance with
Section 8.7(c) hereof. The approval of this Agreement and the Articles of Merger by the Company Shareholders shall constitute approval of the Escrow Agreement and of all the arrangements relating thereto, including, without limitation, the deposit of the Securityholders Escrow Cash and the Expense Fund in escrow and the appointment of the Shareholders' Agent.

          (d) No Interest. No interest shall accumulate on any cash payable in connection with the Merger (other than interest accrued on the Escrow Cash according to the Escrow Agreement).

          (e) Transfers of Ownership. If any cash amount payable pursuant to
Section 1.9(a) is to be paid to a Person other than the Person to which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Acquiror or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

          (f) No Liability. Notwithstanding anything to the contrary in this
Section 1.10, none of the Exchange Agent, the Acquiror, Sub, the Surviving Corporation, the Subsidiaries or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

          (g) Unclaimed Cash. Any portion of funds held by the Exchange Agent which has not been delivered to any holders of Certificates pursuant to this
Article I within six months after the Effective Time shall promptly be paid to Acquiror, and thereafter each holder of a Certificate who has not theretofore complied with the exchange procedures set forth in and contemplated by Section 1.10(c) shall look only to the Surviving Corporation (subject to abandoned property, escheat and similar laws) for its claim, only as a general unsecured creditor thereof, to the cash payable pursuant to Section 1.9(a). Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the date on which the merger consideration contemplated by Section 1.9 in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any amounts payable in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Acquiror, free and clear of all claims or interests of any Person previously entitled thereto.

     1.11 No Further Ownership Rights. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock, Cash Out Warrants and Cashed Out Options in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, Cash Out Warrants or Cashed Out Options, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock, Cash Out Warrants or Cashed Out Options which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for any reason, such Certificate shall be canceled and exchanged as provided in this Article I.

     1.12 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section
1.9 in respect of such Certificate; provided, however, that Acquiror or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to execute an indemnification agreement as Acquiror or the Exchange Agent may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents with respect to such Certificate. No bond shall be required by the Acquiror, the Surviving Corporation, the Exchange Agent and/or any of their respective representatives or agents in connection with the delivery of such affidavit.

     1.13 Tax Consequences. The parties intend the Merger to be a taxable sale of the Company Capital Stock by the Company Shareholders. Acquiror makes no representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby.

     1.14 Withholding Rights. Acquiror, the Surviving Corporation, its Subsidiaries and the Exchange Agent shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any Company Securityholder such amounts in cash or shares as Acquiror, the Surviving Corporation, its Subsidiaries or the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, provincial or foreign Tax law and to request any necessary Tax forms, including IRS Form W-9 or the appropriate series of Form W-8, as applicable, or any other proof of exemption from withholding or any similar information, from any Company Securityholder and any other recipient of any payment hereunder. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

     1.15 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquiror concurrently with the parties' execution of this Agreement and attached hereto as Schedule 2 (the "COMPANY DISCLOSURE LETTER") (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquiror under this Article II), the Company represents and warrants to Acquiror as follows as of the Agreement Date:

     2.1 Organization, Standing and Power. Each of the Company and each Subsidiary is a corporation duly organized, validly existing and, to the extent that such jurisdiction recognizes the concept of good standing, is in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary has the corporate power to own its properties and to conduct its business as now being conducted and as currently proposed by it to be conducted and is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to be material to the Company. The Company has delivered to Acquiror a true and correct copy of its Articles of Incorporation and Bylaws, as in effect on the date hereof and a complete and correct copy of the equivalent organizational documents of each of its Subsidiaries, each as in effect on the date hereof, each of which are in full force and effect. The Board of Directors of the Company has not exercised its authority pursuant to Section 2.2 of
Article II of the Articles of Incorporation of the Company to designate preferences, rights or limitations other than those contained in the Articles of Incorporation in effect on the date hereof. Neither the Company nor any Subsidiary is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational or governing documents. Schedule 2.1 of the Company Disclosure Letter sets forth a true, correct and complete list of each Subsidiary, its jurisdiction of organization and its authorized and issued share capital. The Company is the owner of all of the issued and outstanding shares of capital stock or similar equity interests of each Subsidiary, free and clear of all Encumbrances, and all such shares or similar equity interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal created by statute, the Articles of Incorporation and Bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, "put" or "call" rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities of any Subsidiary. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person, other than the Subsidiaries listed in Schedule 2.1 of the Company Disclosure Letter.

     2.2 Capital Structure.

          (a) The authorized capital stock of the Company consists solely of 115,000,000 shares of stock, consisting of (A) 76,813,600 shares of Company Common Stock, of which 12,282,779 are issued and outstanding as of the Agreement Date, and (B) 38,186,400 shares of Company Preferred Stock, of which (i) 617,700 shares are designated as Company Series A Stock, of which 617,661 are issued and outstanding as of the Agreement Date, which are convertible into 617,661 shares of Company Common Stock; (ii) 32,268,700 shares are designated as Company Series B Stock, of which 32,017,594 are issued and outstanding as of the Agreement Date, which are convertible into 32,017,594 shares of Company Common Stock; and
(iii) 5,300,000 shares are designated as Company Series C Stock, of which 5,122,945 are issued and outstanding as of the Agreement Date, which are convertible into 5,122,945 shares of Company Common Stock. The Company holds no treasury shares. As of the Agreement Date, there are no other issued and outstanding shares of capital stock or other securities of the Company and no outstanding commitments or Contracts to issue any shares of capital stock or other securities of the Company other than pursuant to the exercise of outstanding Company Options under the Company Option Plans. Schedule 2.2(a)-1 of the Company Disclosure Letter accurately sets forth, as of the Agreement Date, the name of each Person that is the registered owner of any shares of Company Common Stock or Company Preferred Stock, the number of such shares so owned by such Person, and the number of shares of Company Common Stock that would be owned by such Person assuming conversion of all shares of Company Preferred Stock so owned by such Person giving effect to all anti-dilution and similar adjustments. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, preemptive rights, rights of first refusal or "put" or "call" rights created by statute, the Articles of Incorporation or Bylaws of the Company or any Contract to which the Company is a party or by which the Company is bound. No outstanding shares of Company Capital Stock are, and as of the Closing, no shares of Company Capital Stock will be subject to vesting, repurchase rights, forfeiture, escrow, earnout or other similar restrictions, except as set forth in Schedule 2.2(a)-2 of the Company Disclosure Letter. All issued and outstanding shares of Company Capital Stock were issued in material compliance with all applicable Legal Requirements and all material requirements set forth in applicable Contracts. There is no liability for dividends accrued and unpaid by the Company except for cumulative dividends accrued on the outstanding Company Preferred Stock pursuant to the Articles of Incorporation. The Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company, whether currently outstanding or that may subsequently be issued.

          (b) As of the Agreement Date, the Company has reserved 15,692,794 shares of Company Common Stock for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plans, of which: (i) 13,205,509 shares are subject to outstanding and unexercised Company Options; (ii) 5,913,406 shares are subject to unvested, outstanding, unexpired and unexercised Company Options (taking in to account any terms of acceleration), and 455,575 shares remain available for issuance thereunder. Schedule 2.2(b)-1 of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of shares of Company Common Stock subject to each such option, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise period following termination, death and disability (if different than that contained in the Company's 1998 Amended and Restated Stock Option Plan), the exercise price per share, the Tax status of such option under Section 422 of the Code or comparable laws in applicable jurisdictions, and the term of each such option and the plan from which such option was granted. In addition,
Schedule 2.2(b)-2 of the Company Disclosure Letter sets forth a true, correct and complete list (which schedule shall be a subset of Schedule 2.2(b)-1 of the Company Disclosure Letter) of all holders of outstanding Company Options that are held by Persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons, and any individual who no longer retains such capacity but is still permitted to exercise Company Options), including a description of the relationship between each such Person and the Company. All issued and outstanding shares of Company Capital Stock were issued in material compliance with all applicable Legal Requirements and all material requirements set forth in applicable Contracts.

          (c) Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Warrants, including the number of shares and type of Company Capital Stock subject to each such warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each such warrant.

          (d) Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any right to acquire any shares of Company Capital Stock or any options, warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company, from the Company or any shareholder of the Company.

          (e) No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) granting the holder thereof the right to vote on any matters on which shareholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the Agreement Date (collectively, "COMPANY VOTING DEBT").

          (f) Except for the Company Options described in Schedule 2.2(b) and the Company Warrants described in Schedule 2.2(c) of the Company Disclosure Letter, there are no options, warrants, calls, rights or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of any Company Capital Stock, options, warrants or other rights to purchase shares of Company Capital Stock or other securities of the Company, or any Company Voting Debt, or obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such option, warrant, call, right or Contract. There are no Contracts relating to voting, purchase or sale of any Company Capital Stock (i) between or among the Company and any of its securityholders, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. Neither the Company Option Plan nor any Contract of any character to which the Company and/or any Subsidiary is a party to or by which the Company and/or any Subsidiary is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options in connection with the Merger or any other transaction contemplated by this Agreement or upon termination of employment or service with the Company or with Acquiror or any Subsidiary, or any other event, before, upon or following the Merger or otherwise. True, correct and complete copies of each Company Option Plan, all agreements and instruments relating to or issued under each Company Option Plan have been made available to Acquiror, and such plans and Contracts have not been amended, modified or supplemented since being made available to Acquiror, and there are no agreements, understandings or commitments to amend, modify or supplement such plans or Contracts in any case from those made available to Acquiror except as expressly contemplated by this Agreement.

          (g) The Spreadsheet will accurately set forth, as of the Closing, the name of each Person that is the registered owner of any shares of Company Capital Stock and/or Company Options and/or Company Warrants and the number and kind of such shares so owned, or subject to Company Options, Cashed Out Options, Assumed Options or Company Warrants so owned, by such Person. As of the Closing, no other Person not disclosed in the Spreadsheet will have a right to acquire any shares of Company Capital Stock and/or Company Options and/or Company Warrants from the Company. In addition, the shares of Company Capital Stock and/or Company Options and/or Company Warrants disclosed in the Spreadsheet will be, as of the Closing, free and clear of any Encumbrances created by the Articles of Incorporation or Bylaws of the Company or any Contract to which the Company is a party or by which it is bound.

     2.3 Authority; Non-contravention.

          (a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Articles of Merger and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by the Company. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board of Directors of the Company, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board of Directors of the Company, has approved and adopted this Agreement and the Articles of Merger and approved the Merger, determined that this Agreement and the Articles of Merger and the terms and conditions of the Merger and this Agreement and the Articles of Merger are advisable and in the best interests of the Company and its shareholders, and directed that the approval of this Agreement and the Articles of Merger be submitted to the Company shareholders for consideration and recommended that all of the shareholders of the Company adopt this Agreement. The affirmative votes of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), and (ii) the holders of a majority of the outstanding shares of Company Series B Stock and Company Series C Stock (voting together as a single voting class), are the only votes of the holders of the Company Capital Stock necessary to adopt this Agreement and approve the Merger (the "COMPANY SHAREHOLDER APPROVAL"). The execution, delivery and performance of the Company Shareholder Consent by the Company Shareholders listed on Exhibit A-1 is sufficient for the Company Shareholder Approval, the Company has obtained the Company Shareholder Consent from such Company Shareholders, subject to any required notices to non-consenting Company Shareholders.

          (b) The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, (i) result in the creation of any

Encumbrance on any of the material properties or assets of the Company or any Subsidiary or to the knowledge of the Company, any of the shares of Company Capital Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Articles of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, in each case as amended to date, (B) any Contract of the Company or any Subsidiary or any Contract applicable to any of their respective material properties or assets, other than such consent the failure of which to obtain shall not have a Material Adverse Effect, assuming that all consents, waiver and approvals under each Contract listed or described on Schedule 1.4(b)(ix)-1 of the Company Disclosure Letter are obtained prior to the Closing, or (C) any Legal Requirements applicable to the Company or any Subsidiary or any of their respective material properties or assets.

          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger, as provided in
Section 1.5, (ii) such filings and notifications as may be required to be made by the Company in connection with the Merger under Antitrust Laws and the expiration or early termination of applicable waiting periods under such laws, and (iii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company or Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

          (d) The provisions of Title 23B.19 RCW (Significant Business Transactions) or any other similar anti-takeover statute or regulation, and any anti-takeover provision are not applicable to any of the Company, its Subsidiaries, Acquiror, the Surviving Corporation, or to the execution, delivery or performance of the transactions contemplated by this Agreement, the Company Shareholder Consent or the Voting Agreements, including the consummation of the Merger or any of the other transactions contemplated hereby or thereby.

     2.4 Financial Statements.

          (a) The Company has delivered to Acquiror its consolidated audited financial statements as of and for the fiscal years ended December 31, 2003 and 2004, and its consolidated unaudited financial statements as of and for the fiscal year ended December 31, 2005 (the "2005 UN-AUDITED FINANCIAL STATEMENTS"), as of and for the two month period ended February 28, 2006 (including, in each case, balance sheet, profit and loss statement, statement of changes in shareholders equity and statement of cash flow) (collectively, the "FINANCIAL STATEMENTS"). True, correct and complete copies of the Financial Statements and the Company's summary estimated statement of cash flow for the one month period ended March 31, 2006 are included as Schedule 2.4(a) of the Company Disclosure Letter. The Company's summary estimated statement of cash flow for the one month period ended March 31, 2006 (i) is derived from and in accordance with the books and records of the Company, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, and (iii) is true, complete and correct in all material respects as to the matters covered therein. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with GAAP (except that the unaudited interim Financial Statements do not contain footnotes) applied on a consistent basis throughout the periods indicated and consistent with each other, (iv) fairly present the consolidated financial condition of the Company and the Subsidiaries at the dates therein indicated and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), and (v) are true, complete and correct in all material respects. Neither the Company nor any Subsidiary has any obligations or liabilities of any nature (matured or un-matured, absolute or accrued, fixed or contingent or otherwise) other than
(i) those set forth or adequately provided for in the balance sheet included in the Financial Statements as of December 31, 2005 (the "COMPANY BALANCE SHEET"),
(ii) those incurred in the conduct of the Company's business since December 31, 2005 (the "COMPANY BALANCE SHEET DATE") in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, tort or violation of law, and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for obligations and liabilities reflected in the Financial Statements, the Company has no off balance sheet obligation or liability of any nature (matured or un-matured, fixed or contingent) to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate.

          (b) The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company and its Subsidiaries are being executed and made only in accordance with appropriate authorizations of management and the Board of Directors of Company, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and its Subsidiaries, (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) that funds received and allocated to content providers on behalf of Company's customers are separately identifiable, allocated correctly to their beneficiaries and are safeguarded. Neither the Company, any of its Subsidiaries, nor to the Company's knowledge, any current or former employee, consultant or director of Company or any of its Subsidiaries, has identified or been made aware of any fraud, whether or not material, that involves Company's management or other current or former employees, consultants directors of Company or any of its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or its Subsidiaries, or any claim or allegation regarding any of the foregoing. Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or any of its subsidiaries or their respective internal accounting controls or any material inaccuracy in the Company's financial statements. No attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, has reported to the Board of Directors of the Company or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents. There are no significant deficiencies or material weaknesses in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data. Since January 1, 2003, there has been no change in the Company accounting policies, except as described in the Financial Statements.

          (c) Schedule 2.4(c) of the Company Disclosure Letter sets forth the names of the account owner, account number, account type, account balance as of March 31, 2006 and the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company and its Subsidiaries maintain accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

          (d) Schedule 2.4(d) of the Company Disclosure Letter accurately lists all indebtedness of Company and its Subsidiaries for money borrowed ("COMPANY DEBT"), including, for each item of Company Debt, the agreement governing the Company Debt, the Person to whom it is owed, the interest rate, maturity date, balance as of March 31, 2006 and any assets or properties securing such Company Debt. All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

     2.5 Absence of Certain Changes. Since the Company Balance Sheet Date, each of the Company and each Subsidiary has conducted its business only in the ordinary course consistent with past practice and (a) there has not occurred a Material Adverse Effect on the Company, (b) neither the Company nor any Subsidiary has made or entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any asset of the Company or any Subsidiary (other than the sale or nonexclusive license of Company Products (as defined in Section 2.10(a)(vi)) to its customers in the ordinary course of its business consistent with its past practice and as expressly contemplated by this Agreement), (c) except as required by GAAP, there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any Subsidiary or any revaluation by the Company of any of its or any Subsidiary's assets, (d) there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities (other than repurchases of unvested shares of Company Common Stock in accordance with Contracts governing such shares and which Contracts are specifically listed on Schedule 2.18(a)(xviii) to the Company Disclosure Letter) (e) neither the Company nor any Subsidiary has entered into (except as set forth on Schedule 2.18(a) to the Company Disclosure Letter, under the relevant subsection of
Section 2.18(a) requiring such disclosure), amended or terminated any Material Contract, and there has not occurred any default under any Material Contract (as hereinafter defined) to which the Company or any Subsidiary is a party or by which it is, or any of its assets and properties are, bound, (f) there has not occurred any amendment or change to the Articles of Incorporation or Bylaws or other equivalent organizational or governing documents of the Company or any Subsidiary, (g) there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or any Subsidiary to any of its directors, officers, employees or consultants (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries), any material modification of any "nonqualified deferred compensation plan" within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1, or any new loans or extension of existing loans to any such Persons (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice), and neither the Company nor any Subsidiary has entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons, (h) there has not occurred the execution of any employment agreements or service Contracts or the extension of the term of any existing employment agreement or service Contract with any Person in the employ or service of the Company or any Subsidiary (other than employment offer letters and service Contracts in the ordinary course of business that are immediately terminable by the Company without cost or liability), (i) there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company or any Subsidiary, any termination of employment of any such employees, or any labor dispute or claim of unfair labor practices involving the Company or any Subsidiary, (j) neither the Company nor any Subsidiary has incurred, created or assumed any

Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any liability or obligation for borrowed money or any liability or obligation as guaranty or surety with respect to the obligations of any other Person, (k) neither the Company nor any Subsidiary has paid or discharged any Encumbrance or liability which was not shown on the Company Balance Sheet or incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (l) neither the Company nor any Subsidiary has incurred any liability to its directors, officers or shareholders (other than liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice), (m) neither the Company nor any Subsidiary has made any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practice, or in an amount in excess of $50,000, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable, (n) neither the Company nor any Subsidiary has made any material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers, (o) there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company or any Subsidiary, (p) neither the Company nor any Subsidiary has sold, disposed of, transferred or licensed to any Person any rights to any Company IP Rights (as defined in Section 2.10(a)(ii)) other than in the ordinary course of business consistent with past practice, or has acquired or licensed from any Person any Intellectual Property (as defined in Section 2.10(a)(i)) or sold, disposed of, transferred or provided a copy of any Company Source Code (as defined in Section 2.10(a)) to any Person and (q) there has not occurred any announcement of, any negotiation by or any entry into any Contract by the Company or any Subsidiary to do any of the things described in the preceding clauses (a) through (p) (other than negotiations and agreements with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

     2.6 Litigation. There is no private or governmental action, suit, proceeding, claim, mediation, arbitration or investigation pending before any Governmental Entity, or threatened in writing, or, to the knowledge of the Company, otherwise threatened against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), nor, to the knowledge of the Company, is there any reasonable basis for any such action, suit, proceeding, claim, mediation, arbitration or investigation. There is no judgment, decree, injunction or order against the Company or any Subsidiary, any of their respective assets or properties, or, to the knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any Subsidiary based upon the Company entering into this Agreement or any of the other transactions or agreements contemplated hereby. Neither the Company nor any Subsidiary has any action, suit, proceeding, claim, mediation, arbitration or investigation pending against any other Person.

     2.7 Restrictions on Business Activities. There is no Contract, judgment, injunction, order or decree binding upon the Company or any Subsidiary which has or would reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any current or presently proposed business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business by the Company or any Subsidiary as currently conducted or as presently proposed to be conducted by the Company or any Subsidiary.

     2.8 Compliance with Laws; Governmental Permits.

          (a) Each of the Company and each Subsidiary has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any Legal Requirement with respect to the conduct of its business or the ownership or operation of its business (including the keeping of all required registers and timely filing or delivery of all required documents under the provisions of any applicable Legal Requirement). Neither the Company nor any of its Subsidiaries, nor any director, officer, Affiliate or employee thereof (in their capacities as such or relating to their employment, services or relationship with the Company or any of its Subsidiaries), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee,
(ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

          (b) Each of the Company and each Subsidiary has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company's or any Subsidiary's business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the "COMPANY AUTHORIZATIONS"), and all of the Company Authorizations are in full force and effect. Neither the Company nor any Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of law or any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

     2.9 Title to Property and Assets. Each of the Company and each Subsidiary has good and valid title to all of their respective properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) Permitted Encumbrances incurred in the ordinary course of business consistent with past practice for obligations not past due, (ii) such imperfections of title and non-monetary Encumbrances as do not and will not detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, and (iii) liens securing indebtedness that is reflected on the Company Balance Sheet. The plant, property and equipment of each of the Company and each Subsidiary that are used in the operations of their respective businesses are (i) in good operating condition and repair, subject to normal wear and tear and (ii) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice. All properties used in the operations of the Company or any Subsidiary are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. Schedule 2.9 of the Company Disclosure Letter identifies each parcel of real property leased by the Company or any Subsidiary. The Company and its Subsidiaries have adequate rights of ingress and egress into any real property used in the operation of their respective businesses as currently conducted. The Company has heretofore provided or made available to Acquiror or its counsel true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or any Subsidiary uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. Neither the Company nor any Subsidiary currently owns any real property or any tenant improvement.

     2.10 Intellectual Property.

          (a) As used in this Agreement, the following terms shall have the meanings indicated below:

               (i) "INTELLECTUAL PROPERTY" means any and all worldwide industrial and intellectual property rights and all rights associated therewith, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

               (ii) "COMPANY IP RIGHTS" means (A) any and all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted or as currently proposed to be conducted by the Company or any Subsidiary; and (B) any and all other Intellectual Property owned by or exclusively licensed to the Company and/or its Subsidiaries.

               (iii) "COMPANY-OWNED IP RIGHTS" means (A) Company IP Rights that are owned or are purportedly owned by or exclusively licensed to the Company or any of its Subsidiaries; and (B) Company IP Rights that were developed for the Company or a Subsidiary by full or part time employees or consultants of the Company or its Subsidiaries.

               (iv) "COMPANY REGISTERED INTELLECTUAL PROPERTY" means all United States, international and foreign: (A) patents and patent applications (including provisional applications); (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (C) registered Internet domain names; (D) registered copyrights and applications for copyright registration; and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, the Company or any of its Subsidiaries.

               (v) "THIRD PARTY INTELLECTUAL PROPERTY RIGHTS" means any Intellectual Property owned by a third party.

               (vi) "COMPANY PRODUCTS" means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary and all products or services currently under development by the Company or any Subsidiary.

               (vii) "COMPANY SOURCE CODE" means, collectively, any software source code or confidential manufacturing specifications or designs, any material portion or aspect of software source code or confidential manufacturing specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or confidential manufacturing specifications or designs, of any Company-Owned IP Rights or Company Products.

          (b) The Company and its Subsidiaries (i) own and have independently developed or acquired, or (ii) have the valid right or license to all Company IP Rights. The Company IP Rights are sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or any Subsidiary.

          (c) Neither the Company nor any of its Subsidiaries has transferred ownership of any Intellectual Property that is or was Company-Owned IP Rights to any third party, or knowingly permitted the Company's rights in any Intellectual Property that is or was Company-Owned IP Rights to enter the public domain or, with respect to any Intellectual Property for which the Company or its Subsidiaries have submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

          (d) The Company and its Subsidiaries own and have good and exclusive title to each item of Company-Owned IP Rights and each item of Company Registered Intellectual Property, free and clear of any Encumbrances (other than Permitted Encumbrances). The right, license and interest of the Company or a Subsidiary of the Company in and to all Third Party Intellectual Property Rights licensed by the Company or a Subsidiary from a third party are free and clear of all Encumbrances (excluding restrictions contained in the applicable license agreements with such third parties and Permitted Encumbrances).

          (e) Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company's obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned IP Right, or impair the right of the Company, any Subsidiary or Acquiror to use, possess, sell or license any Company-Owned IP Right or portion thereof. After the Closing, all Company-Owned IP Rights will be fully transferable, alienable or licensable by Acquiror without restriction and without payment of any kind to any third party.

          (f) Schedule 2.10(f) of the Company Disclosure Letter lists all Company Products by name and version number.

          (g) Schedule 2.10(g) of the Company Disclosure Letter lists all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Schedule 2.10(g) of the Company Disclosure Letter sets forth a list of all actions that are required to be taken by the Company or its Subsidiaries within 120 days of the Agreement Date with respect to any of the Company Registered Intellectual Property in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property.

          (h) Each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company's and its Subsidiaries' ownership interests therein.

          (i) Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company's obligations under this Agreement, in breach of any Contract governing any Company IP Rights (the "COMPANY IP RIGHTS AGREEMENTS") and the consummation of the transactions contemplated by this Agreement will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments with respect to the Company IP Rights Agreements, or give any non-Company party to any Company IP Rights Agreement the right to do any of the foregoing. Following the Closing, the Surviving Corporation (as wholly-owned by Acquiror) will be permitted to exercise all of the Company's and its Subsidiaries' rights under the Company IP Rights Agreements to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay.

          (j) None of the Company IP Rights Agreements grants any third party exclusive rights to or under any Company IP Rights or grants any third party the right to sublicense any Company IP Rights.

          (k) There are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries to any Person (other than salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned IP Rights by the Company or any of its Subsidiaries.

          (l) To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP Rights, by any third party, including any employee or former employee of the Company or any Subsidiary. Neither the Company nor any Subsidiary has brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property or breach of any Company IP Rights Agreement.

          (m) Neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any written notice or, to the knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Intellectual Property right of any third party or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Intellectual Property right. Neither the Company nor any Subsidiary has received any written communication that involves an offer to license or grant any other rights or immunities under any Third Party Intellectual Property Right, where the actual or suspected purpose of such communications was the third party's belief that the Company or a Subsidiary was infringing on such third party's rights.

          (n) The operation of the business of the Company and its Subsidiaries as such business is currently conducted and as currently proposed to be conducted by the Company or any Subsidiary, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and
(ii) the Company's or any Subsidiary's use of any product, device or process used in the business of the Company or its Subsidiaries as previously conducted, as currently conducted and as currently proposed to be conducted by the Company or any Subsidiary does not and will not infringe or misappropriate the Intellectual Property of any third party and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the business of the Company and its Subsidiaries is infringing or has infringed on or misappropriated any Intellectual Property of a third party.

          (o) None of the Company-Owned IP Rights, the Company Products, the Company or any of its Subsidiaries is subject to any proceeding or outstanding order, Contract or stipulation (A) restricting in any manner the use, transfer, or licensing by the Company or any of its Subsidiaries of any Company-Owned IP Right or any Company Product, or which may affect the validity, use or enforceability of any such Company-Owned IP Right or Company Product, or (B) restricting the conduct of the business of the Company or any of its Subsidiaries in order to accommodate third party Intellectual Property rights.

          (p) Neither the Company nor any Subsidiary has received any opinion of counsel that any Company Product or the operation of the business of the Company or any Subsidiary, as previously or currently conducted, or as currently proposed to be conducted by the Company or any Subsidiary, infringes or misappropriates any Third Party Intellectual Property Rights.

          (q) Each of the Company and each Subsidiary has secured from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company-Owned IP Rights unencumbered and unrestricted exclusive ownership of, all such third party's Intellectual Property in such contribution that the Company or any Subsidiary does not already own by operation of law and such third party has not retained any rights or licenses with respect thereto. Without limiting the foregoing, the Company and each Subsidiary has obtained proprietary information and invention disclosure and assignment agreements from all current and former employees and consultants of the Company and each Subsidiary.

          (r) No current or former employee, consultant or independent contractor of the Company or any Subsidiary: (i) is, to the Company's knowledge, in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee's, consultant's or independent contractor's being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

          (s) The employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any Subsidiary, whether such liability is based on contractual or other legal obligations to such third party.

          (t) No current or former employee, consultant or independent contractor of the Company or any Subsidiary has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP Rights.

          (u) To the extent that any Intellectual Property that is or was a Third Party Intellectual Property Right is incorporated into, integrated or bundled with, or used by the Company or its Subsidiaries in the development, manufacture or compilation of any of the Company Products, the

Company or a Subsidiary have a written agreement with such third party with respect thereto pursuant to which the Company or a Subsidiary either (A) have obtained complete, unencumbered and unrestricted ownership of, and are the exclusive owners of such Intellectual Property by operation of law or by valid assignment, or (B) have obtained perpetual, non terminable (other than for breach) licenses sufficient for the conduct of its business as currently conducted by the Company and its Subsidiaries and as currently proposed to be conducted by the Company and any Subsidiary to all such Third Party Intellectual Property Rights.

          (v) The Company and its Subsidiaries have taken all commercially reasonable steps to protect and preserve the confidentiality of all material confidential or non-public information included in the Company IP Rights ("CONFIDENTIAL INFORMATION"). All use, disclosure or appropriation of Confidential Information owned by the Company or any Subsidiary by or to a third party has been pursuant to the terms of a written Contract between the Company or a Subsidiary and such third party. All use, disclosure or appropriation of Confidential Information by the Company and its Subsidiaries not owned by the Company or any Subsidiary has been pursuant to the terms of a written agreement between the Company or such Subsidiary and the owner of such Confidential Information, or is otherwise lawful. All current and former employees and consultants of the Company and its Subsidiaries having access to Confidential Information or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such Confidential Information or proprietary information (in the case of proprietary information of the Company's and its Subsidiaries' customers and business partners, to the extent required by such customers and business partners).

          (w) Schedule 2.10(w) of the Company Disclosure Letter lists all software or other material that is distributed as "free software", "open source software" or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) ("OPEN SOURCE MATERIALS") used by the Company or any Subsidiary in (i) the Company Products or
(ii) in the business of the Company. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials.

          (x) Neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company IP Rights or Company Products; (ii) distributed Open Source Materials in conjunction with any Company IP Rights or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company or such Subsidiary with respect to any Company IP Rights or grant, or purport to grant, to any third party, any rights or immunities under any Company IP Rights (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

          (y) All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and to any representations provided to customers and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation. Neither the Company nor any Subsidiary has received any written, or, to the Company's knowledge, oral, notice alleging liability (and, to the knowledge of the Company and any Subsidiary, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company or any Subsidiary giving rise to any material liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet.

          (z) The Company has provided or made available to Acquiror with all documentation and notes relating to the testing of all Company Products. The Company has documented all material bugs, errors and defects in all the Company Products of which it has knowledge which are discovered in accordance with the Company's testing standard in the ordinary course of business, and such documentation is retained and is available internally at the Company.

          (aa) For all software used by the Company and its Subsidiaries in providing services, or in developing or making available any of the Company Products, the Company or a Subsidiary has implemented any and all security patches or upgrades that are generally available for that software.

          (bb) No (i) government funding; (ii) facilities of a university, college, other educational institution or research center; or (iii)funding from any Person (other than funds received in consideration for the Company Capital Stock or revenues received in the ordinary course of business from sale of Company Products) was used in the development of the Company-Owned IP Rights. To the Company' s knowledge, no current or former employee, consultant or independent contractor of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Company-Owned IP Rights, has performed services for or otherwise was under restrictions resulting from his/her relations with any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary.

          (cc) Neither the Company or any Subsidiary nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code. To the Company' s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code. Schedule 2.10(cc) of the Company Disclosure Letter identifies each Contract pursuant to which the Company or any Subsidiary has deposited, or is or may be required to deposit, with an escrowholder or any other Person, any of the Company Source Code, and describes whether the execution of this Agreement or any of the transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code.

          (dd) Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate any of the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned IP Rights.

          (ee) The Company and each Subsidiary have complied in all material respects with all applicable Legal Requirements and their respective internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or any Subsidiary or by third parties having authorized access to the records of the Company or any Subsidiary. The execution, delivery and performance of this Agreement, will comply with all applicable Legal Requirements relating to privacy and with the Company's and each Subsidiary's privacy policies.

Neither the Company nor any Subsidiary has received a complaint regarding the Company's collection, use or disclosure of personally identifiable information.

          (ff) The Company and each Subsidiary has implemented and maintains a comprehensive security plan which (i) identifies internal and external risks to the security of the Confidential Information, including personally identifiable information; (ii) implements, monitors and improves adequate and effective administrative, electronic and physical safeguards to control those risks; and
(iii) maintains notification procedures in compliance with applicable Legal Requirements in the case of any breach of security compromising unencrypted data containing personally identifiable information. To the Company' s knowledge, neither the Company nor any Subsidiary has experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company's possession, custody or control.

     2.11 Environmental Matters.

          (a) As used in this Agreement, the following terms shall have the meanings indicated below:

               (i) "ENVIRONMENTAL AND SAFETY LAWS" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

               (ii) "HAZARDOUS MATERIALS" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.

               (iii) "PROPERTY" shall mean all real property leased or owned by the Company or any Subsidiary either currently or in the past.

               (iv) "FACILITIES" shall mean all buildings and improvements on the Property.

          (b) (i) All Hazardous Materials and wastes of the Company or any Subsidiary have been disposed of in accordance in all material respects with all Environmental and Safety Laws; (ii) neither the Company nor any Subsidiary has received any notice of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws from any applicable Governmental Authority; (iii) no notices, administrative actions or suits are pending or, to the Company's knowledge threatened relating to an actual or alleged violation of any applicable Environmental and Safety Laws by the Company or any Subsidiary; (iv) neither the Company nor any Subsidiary is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date;
(v) to the Company's knowledge, there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from any of the Facilities or any Property; (vi) to the Company's knowledge, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under any Property, including treatment or storage tanks, sumps, or water, gas or oil wells; and (vii) the Company's and each Subsidiary's uses and activities at its Facilities have at all times materially complied with all Environmental and Safety Laws.

     2.12 Taxes.

          (a) The Company and each Subsidiary, and any consolidated, combined, unitary or aggregate group for Tax purposes of which the Company or any Subsidiary is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have timely paid all Taxes whether or not shown on any Tax Return. All Tax Returns were complete and accurate in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. The Company has delivered or made available to Acquiror (i) complete and correct copies of all Tax Returns of the Company and any Subsidiary relating to Taxes for all taxable periods including related workpapers, (ii) all foreign statutory accounts of the Company and any Subsidiary, and (iii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of the Company or any Subsidiary relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. The federal income Tax Returns of the Company have never been audited by the Internal Revenue Service. The income tax returns of any Subsidiary that is not a member of the Company's affiliated group for U.S. federal income tax purposes have never been audited by any relevant Tax Authority. Neither the Company nor any Subsidiary has been informed by any jurisdiction that the jurisdiction believes that the Company or Subsidiary was required to file any Tax Return that was not filed.

          (b) The Company Balance Sheet reflects all liability for unpaid Taxes of the Company and/or any Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor any Subsidiary has any liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business subsequent to the Company Balance Sheet Date.

          (c) There is (i) no claim for Taxes being asserted against the Company or any Subsidiary that has resulted in a lien against the property of the Company or any Subsidiary other than Permitted Liens, (ii) no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Company or any Subsidiary being conducted by a Tax Authority, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect, and (iv) no agreement by the Company or any Subsidiary to any extension of time for filing any Tax Return which has not been filed.

          (d) Neither the Company nor any Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

          (e) Neither the Company nor any Subsidiary is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement nor does the Company or any Subsidiary have any liability or potential liability to another party under any such agreement.

          (f) Each of the Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

          (g) Neither the Company nor any Subsidiary has consummated, has participated in, or is currently participating in any transaction which was or is a "Tax shelter" transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder or in similar provisions of foreign law or which was or is a "Listed Transaction" or a "Reportable Transaction" as those terms are defined in the Code and the Treasury regulations thereunder or in similar provisions of foreign law.

          (h) Neither the Company nor any Subsidiary has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation.

          (i) Neither the Company nor any Subsidiary has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by Contract or otherwise.

          (j) The Company for itself and for each Subsidiary has disclosed in
Schedule 2.12(j) of the Company Disclosure Letter the amount of any deferred gain or loss arising out of any intercompany transaction within the meaning of
Section 1.1502-13 of the Treasury Regulations.

          (k) Neither the Company nor any Subsidiary will be required to include in income, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date that would give rise to an actual liability for Taxes of the Company or any Subsidiary for such period as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date; (ii) "closing agreement" described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

          (l) Neither the Company nor any Subsidiary has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

          (m) The Company believes the Tax attributes of the Company and its Subsidiaries are limited by Sections 382 and 383 of the Code to the extent set forth in the draft report prepared by its independent accounting firm attached to Schedule 2.12(m) of the Company Disclosure Letter and are not limited by any of Sections 269, 384 or 1502 of the Code (or any corresponding or similar provisions of state, local or foreign Tax law).

          (n) Each of the Company and each Subsidiary has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities.

          (o) The Company for itself and for its Subsidiaries has provided or made available to the Acquiror, its counsel or its advisors all documentation relating to any applicable Tax holidays or incentives. The Company and its Subsidiaries are in compliance with the requirements for any applicable Tax holidays or incentives for which the Company or a Subsidiary has claimed the benefits.

          (p) Neither the Company nor any Subsidiary is nor have any of them ever been a "United States real property holding corporation" within the meaning of Section 897 of the Code, and the Company and each Subsidiary has filed with the Internal Revenue Service all statements, if any, which are required under
Section 1.897-2(h) of the Treasury Regulations.

          (q) Neither the Company nor any Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

          (r) Each of the Company and each Subsidiary has complied (and until the Closing will comply) with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

          (s) There is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate (as defined below) to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, that has resulted, will, or could reasonably be expected to, result, on account of entering into the transactions contemplated hereby (whether alone or upon the occurrence of any additional or subsequent events, including, any termination of employment), in the payment of any amount that could reasonably be expected to be non-deductible under Section 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or characterized as an "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Schedule 2.12(s) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company, any Subsidiary and/or any ERISA Affiliate, a "disqualified individual" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined as of the Agreement Date.

          (t) Neither the Company nor any Subsidiary has been required to make any basis reduction pursuant to Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b).

          (u) None of the assets of the Company or of any Subsidiary (i) is property that is required to be treated as being owned by any other Person pursuant to the provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, (ii) is "tax-exempt use property" within the meaning of Section 168(h) of the Code, (iii) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code or (iv) is subject to a lease under Section 7701(h) of the Code or under any predecessor section.

          (v) Neither the Company nor any Subsidiary is a "consenting corporation" within the meaning of former Section 341(f) of the Code, and none of their respective assets are subject to an election under former Section 341(f) of the Code.

          (w) Neither the Company nor any Subsidiary has ever participated in an international boycott as defined in Section 999 of the Code.

          (x) Neither the Company nor any Subsidiary owns any interest in an entity, and is not a party to any contractual arrangement, that is characterized as a partnership for federal income Tax purposes.

          (y) Schedule 2.12(y) of the Company Disclosure Letter sets forth each jurisdiction (other than United States federal) in which the Company or any Subsidiary files, is required to file a Tax Return or is or has been liable for any Taxes on a "nexus" basis and each jurisdiction that has sent notices or communications of any kind requesting information relating to the Company's nexus with such jurisdiction.

          (z) Neither the Company nor any Subsidiary owns any interest in a passive foreign investment company within the meaning of Sections 1291 through 1297 of the Code.

          (aa) Neither the Company nor any Subsidiary has incurred (or been allocated) an "overall foreign loss" as defined in Section 904(f)(2) of the Code that has not been previously recaptured in full as provided in Sections 904(f)(1) and/or 904(f)(3) of the Code.

          (bb) Neither the Company nor any Subsidiary is a party to a gain recognition agreement under Section 367 of the Code.

          (cc) Neither the Company nor any Subsidiary is or ever has been a party to a transaction or agreement that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction, other than any such conflict that has not resulted in a liability for Taxes of the Company or any Subsidiary.

          (dd) No sales Taxes, use Taxes, real estate transfer or gains Taxes or other similar Taxes (for the purpose of this representation, excluding stock transfer taxes, if any, applying by virtue of the domicile of Acquiror, as the ultimate parent of the Surviving Corporation) will be imposed on the transactions contemplated by this Agreement.

     2.13 Employee Benefit Plans and Employee Matters.

          (a) Schedule 2.13(a) of the Company Disclosure Letter lists, with respect to the Company, any Subsidiary and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an "ERISA AFFILIATE") within the meaning of Section 414(b), (c), (m) or (o) of the Code,
(i) all "employee benefit plans" within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) each loan to an employee in excess of $10,000, (iii) all stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans, programs or arrangements,
(v) all other fringe or employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees, and
(vi) all employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of the Company or any Subsidiary of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company or any Subsidiary (all of the foregoing described in clauses (i) through (vi), collectively, the "COMPANY EMPLOYEE PLANS", and each a "COMPANY EMPLOYEE PLAN").

          (b) The Company has made available to Acquiror a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, made available to Acquiror true, correct and complete copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has also provided or made available to Acquiror, its counsel or its advisors a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code. The Company has also made available to Acquiror all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and as to participation in medical, dental and vision care benefits, have declined in writing. No employee of the Company or any Subsidiary and no person subject to any health plan of the Company or any Subsidiary has made medical claims through any such health plan during the 12 months preceding the date hereof for more than $25,000 in the aggregate for which the Company or such Subsidiary is responsible. For the purposes of the forgoing sentence, any exception to such representation and warranty set forth in the Disclosure Letter shall be stated generally and shall not identify any employee of the Company or such Subsidiary or person subject to any health plan of the Company or such Subsidiary who has made medical claims. Neither the Company nor any Subsidiary sponsors or maintains any self-funded employee benefit plan.

          (c) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), or similar state law. With respect to any Company Employee Plan, (i) there have been no "prohibited transactions" as described in Section 406(a)(1)(E) of ERISA, Section 406(b) of ERISA, Section 4975(c)(1)(E) of the Code or Section 4975(c)(1)(F) of the Code and regulatory guidance thereunder that are not exempt by reason of Section 408 of ERISA and Section 4975(d) of the Code and regulatory guidance thereunder ("FIDUCIARY TRANSACTIONS") and not described in (ii), and (ii) there have been (A) no prohibited transactions described in Section 406(a)(1)(A)-(D) of ERISA and Section 4975(c)(1)(A)-(D) of the Code and regulatory guidance thereunder, and (B) no Fiduciary Transactions involving only fiduciaries or disqualified persons who are unrelated to the Company that could, in the aggregate, result in material liability to the Company or any Subsidiary. Each Company Employee Plan has been administered in accordance with its material terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Company Balance Sheet Date as a result of the operations of Company and its Subsidiaries after the Company Balance Sheet Date). In addition, with respect to each Company Employee Plan intended to include a Code Section 401(k) arrangement, the Company, its Subsidiaries and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Employee Plan is covered by, and neither the Company nor any Subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror, the Surviving Corporation and/or any Subsidiary (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor.

          (d) With respect to each Company Employee Plan, each of the Company and each United States Subsidiary has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women's Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.

          (e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company, any Subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent fiscal year included in the Financial Statements. No Company Employee Plan will be subject to any surrender fees or service fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans.

          (f) Neither the Company nor any Subsidiary or current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

          (g) Neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as such term is defined in Section 3(37) of ERISA or any "multiple employer plan" as such term is defined in Section 413(c) of the Code.

          (h) Each compensation and benefit plan maintained or contributed to by the Company or any Subsidiary under the law or applicable custom or rule of the relevant jurisdiction outside of the United States (each such plan, a "FOREIGN PLAN") is listed in Schedule 2.13(h) of the Company Disclosure Letter. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) all contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the Legal Requirements of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet, (iii) the Company, each Subsidiary, and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable Legal Requirements, (v) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such Foreign Plan, and (vii) except as required by applicable Legal Requirements, no condition exists that would prevent the Company or any of its Subsidiaries from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan without the payment of any fees, costs or expenses (other than the payment of benefits accrued through the date of termination and any normal and reasonable expenses typically incurred in a termination event). The benefits available under all Foreign Plans in the aggregate do not provide materially greater benefits to employees of the Company or any Subsidiary participating in such plans than the benefits available under the Company Employee Plans for employees of the Company or any Subsidiary in the United States. No Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company in accordance with GAAP.

          (i) Schedule 2.13(i) of the Company Disclosure Letter lists as of the Agreement Date each employee of the Company or any Subsidiary who is not fully available to perform work because of disability or other leave and also lists, with respect to each such employee, the basis of such disability or leave and the anticipated date of return to full service.

          (j) None of the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service in connection therewith or subsequent thereto will, individually or together with the occurrence of some other event,
(i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code,

(iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.

          (k) Each of the Company and each Subsidiary is in compliance in all material respects with all currently applicable Legal Requirements respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. To the Company's knowledge, all employees of the Company and its Subsidiaries who reside in the United States of America are authorized for employment by the Company and its Subsidiaries in accordance with all United States immigration laws (including the Immigration and Naturalization Act, the Immigration Reform and Control Act and the Illegal Immigration Reform and Responsibility Act, each as amended) and the regulations promulgated thereunder. The Company has completed and retained in accordance with Immigration and Naturalization Service regulations a Form I-9 for all employees hired on or after November 7, 1986. Each of the Company and each Subsidiary has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and each Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company and/or any Subsidiary under any workers compensation plan or policy or for long term disability. Neither the Company nor any Subsidiary has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or any Subsidiary and any of their respective employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

          (l) The Company has made available to the Acquiror, true, correct and complete list and copies as of the Agreement Date of all severance Contracts and employment Contracts to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound. Neither Company nor any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Company Balance Sheet Date, copies of which the Company has made available to Acquiror. Neither the Company nor any Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company or any Subsidiary. Neither the Company nor any Subsidiary has knowledge of any activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company or any Subsidiary pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any Subsidiary. Neither the Company nor any Subsidiary, nor to the knowledge of the Company and each Subsidiary, any of their respective representatives or employees, has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any Subsidiary, and there is no charge or complaint against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened. Schedule 2.13(l) lists all employees of the Company or any Subsidiary whose employment was involuntarily terminated for any reason (including disability or death) in the 12 month period ending on the Agreement Date, or who voluntarily terminated their employment for any reason in the 3 month period ending on the Agreement Date.

          (m) To the knowledge of the Company and the Subsidiaries, no employee of the Company or any Subsidiary is in violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Subsidiary or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.13(m) of the Company Disclosure Letter, no employee of the Company or any Subsidiary has given notice to the Company or any Subsidiary, nor does the Company or any Subsidiary otherwise have knowledge, that any such employee intends to terminate his or her employment with the Company or any Subsidiary. The employment of each of the employees of the Company or any Subsidiary is "at will" (except for non-U.S. employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the "at will" employment concept) and the Company and each Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees, except as set forth on Schedule 2.13(m) of the Company Disclosure Letter. As of the date hereof, the Company and each Subsidiary has not, and to the knowledge of Company or any Subsidiary, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquiror to make an offer of employment to any present or former employee or consultant of the Company or any Subsidiary and/or
(ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company or any Subsidiary of any terms or conditions of employment with Acquiror following the Effective Time.

          (n) Each of the Company and each Subsidiary has provided or made available to Acquiror a true, correct and complete list of the names, positions and rates of compensation of all officers, directors, and employees of the Company and each Subsidiary, showing each such person's name, position, annual remuneration, status as exempt/non-exempt, bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Each of the Company and each Subsidiary has provided or made available to Acquiror the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager's name and work location.

          (o) Each of the Company and each Subsidiary has provided or made available to Acquiror a true, correct and complete list of all of its consultants, advisory board members and independent contractors and for each the initial date of the engagement and whether the engagement has been terminated by written notice by either party.

          (p) Each of the Company and each Subsidiary has provided or made available to Acquiror or its counsel true, correct and complete copies of each of the following: all forms of offer letters; all forms of employment agreements and severance agreements; all forms of services agreements and agreements with current and former consultants and/or advisory board members; all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto); the most current management organization chart(s); all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Subsidiary; summary of liability for termination payments to current and former directors, officers and employees of the Company or any Subsidiary; and a schedule of bonus commitments made to employees of the Company or any Subsidiary.

          (q) There are no performance improvement or disciplinary actions pending against or in place with any of the Company's or any Subsidiary's current employees.

          (r) Each of the Company and each Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar state or local law ("WARN ACT"). In the past two years, (i) the Company has not effectuated a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business; (ii) there has not occurred a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company; and (iii) the Company has not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an "employment loss" (as defined in the WARN Act) during the 90-day period prior to the Agreement Date.

          (s) The Company has made available to Acquiror true and complete copies of all election statements under Section 83(b) of the Code that are in the Company's possession or subject to its control with respect to any unvested securities or other property issued by the Company, any Subsidiary or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.

          (t) Schedule 2.13(t) to the Company Disclosure Letter lists all "nonqualified deferred compensation plans" (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party. Each "nonqualified deferred compensation plan" to which the Company or its Subsidiaries is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements, and has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and IRS Notice 2005-1. No such nonqualified deferred compensation plan has been materially modified (as determined under Notice 2005-1) after October 3, 2004. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. No Company Option granted under any Company Option Plan has an exercise price that is less than the fair market value of the underlying stock as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise and disposition of such Company Option.

          (u) Notwithstanding and without limiting the foregoing sub-paragraphs of this Section 2.13, solely with respect to UK Employees:

               (i) No UK Employee has given or received notice terminating his or her employment where such notice is due to expire on or after the date thirty
(30) days following the date hereof.

               (ii) No UK Employee has been dismissed at any time in the three
(3) months preceding the date hereof.

               (iii) There are no enhanced redundancy payments or other severance schemes or practices conferring any entitlements more generous than the statutory redundancy entitlement on any UK Employees. The Company has made available to Acquiror full details of the terms of any redundancies and redundancy payments in the period of two (2) years prior to the date hereof.

               (iv) All UK Employees have received a written statement of particulars of employment as required by Section 1 Employment Rights Act 1996 to the extent they are so entitled.

               (v) The Company and its Subsidiaries have complied in all material respects with the requirements of the Working Time Regulations 1998 in relation to its UK Employees.

               (vi) In the two (2) years before the date of this Agreement, neither the Company nor any of its Subsidiaries has, in relation to the UK Employees, been involved in any transaction to which the Transfer of Undertakings (Protection of Employment) Regulations 1981, as amended, applies.

               (vii) The Company and its Subsidiaries have taken every commercially reasonable step to ensure that records held in respect to the UK Employees comply in all material respects with the requirements of the Data Protection Act 1998 in respect of the United Kingdom and in respect of any other jurisdiction in which any of the Company's and its Subsidiaries' employees are domiciled any laws relating to the use, control and dissemination of information and records relating to such employees.

               (viii) To the Company's knowledge, the terms or conditions of employment or policies of the Company and its Subsidiaries do not breach in any material respect the Part Time Workers Regulations 2000 in respect of UK Employees.

               (ix) No UK Employees receive a basic salary lower than the current rate prescribed by the National Minimum Wage Act 1998 and its subsequent regulations.

     2.14 Interested Party Transactions. None of the officers and directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees or shareholders of the Company or any Subsidiary, nor any immediate family member of an officer, director, employee or shareholder of the Company or any Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any of its Subsidiaries (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded). None of said officers, directors, employees or shareholders or any member of their immediate families, is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof. To the knowledge of the Company, none of said officers, directors, employees, shareholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any of its Subsidiaries, except for the rights of shareholders under applicable Legal Requirements.

     2.15 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter, including all legally required workers' compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the date hereof as well all material claims made under such policies and bonds since January 1, 2002. Each of the Company and each Subsidiary has provided or made available to Acquiror or its counsel true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company or any Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and each Subsidiary are otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     2.16 Books and Records. The Company has made available to Acquiror true, correct and complete copies of each document that has been requested by Acquiror or its counsel in connection with their legal and accounting review of the Company and/or any Subsidiary (other than any such document that does not exist or is not in the Company's possession or subject to its control). Without limiting the foregoing, the Company has or made available to Acquiror complete and correct copies of (a) all documents identified on the Company Disclosure Letter, (b) the Articles of Incorporation and Bylaws or equivalent organizational or governing documents of the Company and each of its Subsidiaries, each as currently in effect, (c) the minute books containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and shareholders of the Company and each of its Subsidiaries, (d) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and each of its Subsidiaries, and (e) all permits, orders and consents issued by any regulatory agency with respect to the Company and each of its Subsidiaries, or any securities of the Company and each of its Subsidiaries, and all applications for such permits, orders and consents. The minute books of the Company and each Subsidiary provided or made available to Acquiror or its counsel contain a complete and accurate summary of all meetings of directors and shareholders or actions by written consent since the time of incorporation of the Company and the respective Subsidiaries through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects. The books, records and accounts of the Company and its Subsidiaries (i) are true, correct and complete in all material respects, (ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company and such Subsidiaries, and (iv) accurately and fairly reflect the basis for the Financial Statements.

     2.17 Transaction Fees. Neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement.

     2.18 Material Contracts.

          (a) Except for this Agreement and the Contracts specifically identified in Schedule 2.18 of the Company Disclosure Letter, neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each a "MATERIAL CONTRACT"):

               (i) any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer's representative Contract;

               (ii) any continuing Contract for the purchase, sale or license of content, materials, supplies, equipment, services, software, Intellectual Property or other assets involving in the case of any such Contract more than $50,000 over the life of the Contract;

               (iii) any Contract that expires or may be renewed at the option of any Person other than the Company so as to expire more than one year after the date of this Agreement;

               (iv) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

               (v) any Contract for capital expenditures in excess of $100,000 in the aggregate;

               (vi) any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

               (vii) any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;

               (viii) any Contract (A) with any of its officers, directors, employees (other than contracts with employees which are terminable by the Company or its Subsidiaries on notice of thirty (30) days or less without penalty or further payment) or shareholders or any member of their immediate families or (B) with any Person with whom the Company or any Subsidiary does not deal at arm's length;

               (ix) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

               (x) all licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which any Person is authorized to use any Company IP Rights;

               (xi) other than "shrink wrap" and similar generally available commercial end-user licenses to software that is not redistributed with the Company Products that have an individual acquisition cost of $25,000 or less, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third Party Intellectual Property Rights;

               (xii) all licenses, sublicenses and other Contracts pursuant to which the Company or any of its Subsidiaries has agreed to any restriction on the right of the Company or any of its Subsidiaries to use or enforce any Company-Owned IP Rights or pursuant to which the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-owned IP Rights;

               (xiii) any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary;

               (xiv) any Contract to license or authorize any third party to manufacture or reproduce any of the products, services, technology or Intellectual Property of the Company;

               (xv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $25,000 per annum;

               (xvi) any agreement of indemnification or warranty or any Contract containing any support, maintenance or service obligation or cost on the part of the Company or any Subsidiary (other than under its unmodified forms of standard customer or distributor agreement, the forms of which have been made available to Acquiror);

               (xvii) any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company or any Subsidiary that is not immediately terminable by the Company or such Subsidiary without cost or liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

               (xviii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase, forfeiture or redemption of any shares of Company Capital Stock or any other securities of the Company or any of its Subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor;

               (xix) any Contract under which the Company or any Subsidiary provides any advice or services to any third party, including any consulting Contract, professional Contract or software implementation, deployment or development services Contract, or support services Contract (including, for each such contract, a description of the percentage of completion and expected additional hours, resources and costs necessary to complete such services), other than customer agreements providing for maintenance support and professional services in the ordinary course of business consistent with past practice the forms of which have been made available to Acquiror;

               (xx) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

               (xxi) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

               (xxii) any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any contract pursuant to which it has any material ownership interest in any other Person (other than its subsidiaries);

               (xxiii) any Contract with any Governmental Entity;

               (xxiv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into with customers, business partners and distributors in the ordinary course of business (a copy of which has been provided or made available to Acquiror or its counsel);

               (xxv) any settlement agreement entered into within three years prior to the Agreement Date involving cash payments by the Company of $50,000 or more;

               (xxvi) any Contract pursuant to which rights of any third party are triggered or become exercisable, or that would be required to be disclosed under clauses (i) through (xxv), in connection with or as a result of the execution of this Agreement or the consummation of the Merger or other transactions contemplated hereunder, either alone or in combination with any other event; or

               (xxvii) any other oral or written Contract or obligation not listed in clauses (i) through (xxvi) that individually currently has a payment obligation in excess of $25,000 over the remaining life of the Contract or is otherwise material to the Company or its Subsidiaries or their respective businesses, operations, financial condition, properties or assets.

          (b) All Material Contracts are in written form. The Company or the applicable Subsidiary has performed all of the obligations required to be performed by it prior to the date hereof and is entitled to all benefits under, is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or to the Company's and each Subsidiary's knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or any of its Subsidiaries under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor any of its Subsidiaries has received any written, or to the Company's knowledge oral, notice or other communication regarding any actual or likely violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor any of its Subsidiaries has any liability for renegotiation of government Contracts. True, correct and complete copies of all Material Contracts have been made available to Acquiror prior to the Agreement Date.

     2.19 Export Control Laws. The Company and each Subsidiary have conducted its export transactions in all material respects in accordance with applicable provisions of United States and applicable foreign export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:

          (a) the Company and each Subsidiary have obtained all export licenses and other approvals required for its exports of products, software and technologies from the United States;

          (b) the Company and each Subsidiary are in compliance with the terms of all applicable export licenses or other approvals;

          (c) there are no pending or, to the knowledge of the Company, threatened claims against the Company or any Subsidiary with respect to such export licenses or other approvals;

          (d) there are no actions, conditions or circumstances pertaining to the Company's or any Subsidiary's export transactions that would reasonably be expected to give rise to any future claims; and

          (e) no consents or approvals for the transfer of export licenses to Acquiror are required, except for such consents and approvals that can be obtained expeditiously without material cost.

     2.20 Customers and Suppliers.

          (a) Neither the Company nor any Subsidiary has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the year ended December 31, 2005 or the 3 months ended March 31, 2006, was one of the 5 largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (each, a "SIGNIFICANT CUSTOMER"), and the Company has no knowledge of any material dissatisfaction on the part of any Significant Customer (which for this purpose shall not include the provision of maintenance services (including, without limitation, bug fixes and similar matters) in the ordinary course of business consistent with past practice). Each Significant Customer is listed on Schedule 2.20(a) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has received any written, or to the Company's knowledge oral, notice from any Significant Customer that such customer shall not continue as a customer of the Company or such Subsidiary (or the Surviving Corporation or Acquiror) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company or such Subsidiary (or the Surviving Corporation or Acquiror). Neither the Company nor its Subsidiaries have had any of the Company Products returned by a purchaser thereof nor have they received any written, or, to the Company's knowledge, oral, notice claiming (and, to the knowledge of the Company, there is no legitimate basis therefor) that the Company Products are not in conformity with applicable contractual commitments or warranties (whether express, or to the extent not subject to legally effective express exclusions thereof, implied), except for normal warranty returns or non-conformities consistent with past history and those returns or non-conformities that would not result in a reversal of any material revenue recognized by the Company.

          (b) Neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2005 or the 3 months ended March 31, 2006, was one of the 5 largest suppliers of products and/or services to the Company and its Subsidiaries, based on amounts paid or payable (each, a "SIGNIFICANT SUPPLIER"), and as of the Agreement Date the Company has no knowledge of any material dissatisfaction on the part of any Significant Supplier. Each Significant Supplier is listed on Schedule 2.20(b) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has received any written, or to the Company's knowledge oral, notice from any Significant Supplier that such supplier shall not continue as a supplier to the Company or such Subsidiary (or the Surviving Corporation or Acquiror) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company or such Subsidiary (or the Surviving Corporation or Acquiror). The Company and its Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on their respective businesses, and the Company has no knowledge of any reason why it would not continue to have such access on commercially reasonable terms.

     2.21 Accounts Receivable. The accounts receivable shown on the Company Balance Sheet arose in the ordinary course of business, consistent with past practice, represented bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet. Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP consistently applied and in accordance with the Company's and its Subsidiaries' past practice and are sufficient to provide for any losses which may be sustained on realization of the receivables. The accounts receivable of the Company and its Subsidiaries arising after the Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practice, represented or shall represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof, less allowances for doubtful accounts and warranty returns determined in accordance with GAAP consistently applied and the Company's and the Subsidiaries' past practice which are or shall be sufficient to provide for any losses which may be sustained on realization of the receivables. None of the accounts receivable of the Company and its Subsidiaries is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of accounts receivable is contingent upon the performance by the Company or any Subsidiary of any obligation or Contract other than normal warranty repair and replacement. No Person has any lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable. Schedule 2.21 of the Company Disclosure Letter sets forth an aging of the Company's and its Subsidiaries' accounts receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns, as of the date set forth therein. Schedule 2.21 of the Company Disclosure Letter sets forth such amounts of accounts receivable of the Company and its Subsidiaries which are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims, as of the date set forth therein.

     2.22 Representations Complete. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact, or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

     Acquiror represents and warrants to the Company as follows:

     3.1 Organization and Standing. Each of Acquiror and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Neither Acquiror nor Sub is in violation of any of the provisions of its Memorandum of Association and Articles of Association, or Articles of Incorporation and Bylaws, as applicable.

     3.2 Authority; Non-contravention.

          (a) Each of Acquiror and Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Acquiror and Sub. This Agreement has been duly executed and delivered by each of Acquiror and Sub and constitutes the valid and binding obligation of Acquiror and Sub enforceable against Acquiror and Sub, respectively, in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

          (b) The execution and delivery of this Agreement by Acquiror and Sub do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Memorandum of Association or Articles of Association of Acquiror and the Articles of Incorporation or Bylaws of Sub, as amended to date, or (ii) any Contract to which Acquiror or Sub is a party or applicable Legal Requirement, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquiror's or Sub's ability to consummate the Merger or to perform their respective obligations under this Agreement.

          (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Articles of Merger, as provided in Section 1.5, (ii) the filing of a registration statement on Form S-8 with the SEC after the Closing Date covering the Acquiror Shares issuable pursuant to certain Company Options assumed hereunder, (iii) such filings and notifications as may be required to be made by Acquiror in connection with the Merger under Antitrust Laws and the expiration or early termination of applicable waiting periods under such laws, and (iv) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Acquiror's or Sub's ability to consummate the Merger or to perform their respective obligations under this Agreement.

     3.3 Acquiror Options. All Acquiror Shares that may be issued upon the exercise of Assumed Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights created by statute, the Articles of Association or Memorandum of Association of Acquiror or any Contract to which Acquiror is a party or by which it is bound.

     3.4 Financing. Acquiror has, or has available to it, sufficient funds to consummate the transactions contemplated by this Agreement.

     3.5 No Prior Sub Operations. Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

                                   ARTICLE IV

                       CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of the Company and Subsidiaries. During the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time (except to the extent expressly provided otherwise in this Agreement):

          (a) the Company shall, and shall cause each Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance all applicable Legal Requirements (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquiror);

          (b) the Company shall, and shall cause each Subsidiary to, (A) pay all of its debts and Taxes when due and payable, subject to good faith disputes over such debts or Taxes, (B) pay or perform its other obligations when due and, in the case of payment, payable, (C) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and payable and not extend credit outside of the ordinary course of business consistent with past practice, (D) sell Company products consistent with past practice as to license, service and maintenance terms, incentive programs, and in accordance with GAAP requirements as to revenue recognition and (E) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

          (c) the Company shall promptly notify Acquiror of any change, occurrence or event not in the ordinary course of its or any Subsidiary's business, or of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken together or cause any of the conditions to closing set forth in Article VI not to be satisfied;

          (d) the Company shall, and shall cause each Subsidiary to, assure that each of its Contracts (other than with Acquiror) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Acquiror prior to allowing any Material Contract or right thereunder to lapse or terminate other than in accordance with its terms; and

          (e) the Company shall, and shall cause each Subsidiary to, maintain each of its leased premises in accordance with the terms of the applicable lease.

     4.2 Restrictions on Conduct of Business of the Company and Subsidiaries. Without limiting the generality or effect of the provisions of Section 4.1, during the period from the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, and shall cause each Subsidiary not to, do, cause or permit any of the following (except to the extent expressly provided otherwise in this Agreement or as consented to in writing by Acquiror):

          (a) Charter Documents. Cause or permit any amendments to its Articles of Incorporation or Bylaws or equivalent organizational or governing documents;

          (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except for repurchase of shares from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service, which repurchase is effected in accordance with the terms of the Company's 1998 Amended and Restated Stock Option Plan and related documents thereunder;

          (c) Material Contracts. Enter into any Contract that would constitute a Material Contract, other material Contract or a Contract requiring a novation or consent in connection with the Merger, or violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts with a value in excess of $50,000; provided, that this provision shall not require the Company to seek or obtain Acquiror's consent in order to set or change the prices at which the Company sells products or provides services to current customers in the ordinary course of business;

          (d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Voting Debt or any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Capital Stock pursuant to the exercise of Company Options and Company Warrants listed on
Schedule 2.2(b)-1 of the Company Disclosure Letter; and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts listed on Schedule 2.18(a)(xviii) of the Company Disclosure Letter providing for the repurchase of shares in connection with any termination of service;

          (e) Employees; Consultants; Independent Contractors. (i) Hire any additional officers, employees, consultants or independent contractors, other than the hiring of employees, consultants or independent contractors such that the aggregate number of employees, consultants or independent contractors engaged by the Company and its Subsidiaries (taking into consideration any termination) shall not exceed the aggregate number of such employees, consultants and independent contractors as of the Agreement Date plus fifteen,
(ii) make any promotion to a Vice President level or above, change the title, office or position of any current officer of the Company, or materially reduce the responsibilities of any officer of the Company or any Subsidiary, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, other than salary increases for employees not listed on Schedules A-1 and A-4 not in excess of 15% per employee, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Legal Requirements);

          (f) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or any Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person or from any Subsidiary (other than ordinary course funding to its existing Subsidiaries in order to fund operations in amounts consistent with past practice), or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money, other than as expressly permitted or required by this Agreement;

          (g) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Company IP Rights (other than non-exclusive licenses in connection with the sale of Company Products in the ordinary course of business consistent with past practice), or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company, (other than (i) periodic source code deposits into escrow in accordance with existing Contracts listed on Schedule 2.10(cc) of the Company Disclosure Letter, and (ii) providing access to Company Source Code to current employees and consultants of the Company or its Subsidiaries involved in the development of the Company Products on a need to know basis, consistent with past practice;

          (h) Exclusive Rights and Most Favored Party Provisions. Enter into or amend any agreement pursuant to which any other party is granted exclusive rights or "most favored party" rights of any type or scope with respect to any of its products, technology, Intellectual Property or business, or containing any non-competition covenants or other restrictions relating to its or Acquiror's business activities;

          (i) Dispositions. Sell, lease, license or otherwise dispose of or encumber (other than Permitted Encumbrances) any of its properties or assets, or enter into any Contract with respect to the foregoing, other than (i) sales of obsolete hardware and equipment, and (ii) sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with its past practice;

          (j) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, including additional borrowings of funds pursuant to currently existing credit facilities and agreements in effect on the Agreement Date;

          (k) Leases. Enter into any operating lease in excess of $50,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP;

          (l) Payment of Obligations; Collection of Receivables. Pay, discharge or satisfy, (i) any amounts due under any promissory note issued by the Company to any Person who is an officer or director of the Company as of the date hereof, or (ii) any amount in excess of $25,000 in any one case or $50,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising otherwise than in the ordinary course of business pursuant to Contracts made available to Acquiror (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Financial Statements), nor any Transaction Expenses (other than and the premium of the Insurance Tail (to the extent accrued for on the Transaction Expense Certificate and included in the Transaction Expenses Fund)), or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or in an amount in excess of $25,000, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable in each case;

          (m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $75,000 individually or $150,000 in the aggregate;

          (n) Insurance. Materially change the amount of any insurance coverage, except as expressly required by Section 5.17(a) in connection with securing the Insurance Tail (as defined therein);

          (o) Termination or Waiver. Terminate or waive any right of substantial value;

          (p) Employee Benefit Plans; Pay Increases. Adopt or amend any employee or compensation benefit plan or any bonus or incentive plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as expressly permitted or required by this Agreement or required under ERISA, applicable Legal Requirements or as necessary to maintain the qualified status of such plan under the Code, materially amend any deferred compensation plan within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1 except to the extent necessary to meet the requirements of such Section or Notice, pay any special bonus or special remuneration to any employee or non-employee director or consultant or increase the salaries, wage rates or fees of its employees or consultants (other than pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquiror and are set forth on
Schedule 4.2(p) of the Company Disclosure Letter), or add any new members to the board of directors of the Company or any Subsidiary;

          (q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made pursuant to preexisting plans, policies or Contracts which have been disclosed to Acquiror and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);

          (r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that it consults with

Acquiror prior to the filing of such a suit), or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute ;

          (s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its Subsidiaries' business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

          (t) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any Tax Return (provided that Acquiror will not unreasonably withhold or delay consent to the filing of any Tax Return that may be required to be filed in accordance with applicable law) or any amendment to a Tax Return (provided that Acquiror shall not unreasonably withhold or delay its consent to the filing of any Tax Return that may be required to be filed in accordance with applicable law), enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, or enter into intercompany transactions giving rise to deferred gain or loss of any kind;

          (u) Accounting. Change accounting methods or practices (including any change in depreciation, amortization or revenue recognition policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquiror;

          (v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property or owned tenant improvements;

          (w) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

          (x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

          (y) Interested Party Transactions. Enter into any Contract in which any officer, director, employee, agent or shareholder of the Company (or any member of their immediate families) has an interest under circumstances that, if entered immediately prior to the date hereof, would require that such Contract be listed on Schedule 2.18 of the Company Disclosure Letter, other than the participation of such Persons in the Retention Bonus Plan contemplated by
Section 1.4(a)(iii);

          (z) Grants. Apply for, progress or obtain funds under any grant, incentives, tax benefits and subsidies filed with any Governmental Entity; and

          (aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 4.2, or any action which would reasonably be expected to make any of the Company's or any of its Subsidiaries' representations or warranties contained in this Agreement untrue or incorrect in any material respect (such that the condition set forth in the first sentence of Section 6.3(a) would not be satisfied) or prevent the Company or any of its Subsidiaries from performing or cause the Company or any of its Subsidiaries not to perform in any material respect one or more covenants required hereunder to be performed by them (such that the condition set forth in the second sentence of Section 6.3(a) would not be satisfied).

     4.3 Point of Contact. All notices, request for consents and other communications pursuant to this ARTICLE IV shall be in writing, delivered in accordance with 9.2 and shall be sent by Company's point of contact to Acquiror's point of contact, both of which are detailed on Schedule 4.3 attached hereto.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

     5.1 Shareholder Approval and Board Recommendation.

          (a) The Company shall take all action necessary in accordance with this Agreement, Washington Law, its Articles of Incorporation and its Bylaws to secure the Company Shareholder Approval. The Company's obligation to secure the Company Shareholder Approval in accordance with this Section 5.1(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal. Notwithstanding the execution and delivery of the Company Shareholder Consent concurrently with the execution of this Agreement, the Company shall exercise commercially reasonable efforts to obtain the written consent of each Company Shareholder that shall not have delivered a Company Shareholder Consent immediately after the execution and delivery of this Agreement.

          (b) (i) Any information statement or other disclosure document distributed to the Company Shareholders in connection with the Merger and the transactions contemplated hereby shall be in a form reasonably acceptable to Acquiror and shall include a statement to the effect that the Company's Board of Directors has unanimously recommended that the Company's shareholders vote in favor of the approval of the Merger, this Agreement and the Articles of Merger; and (ii) neither the Company's Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Acquiror, the unanimous recommendation of the Company's Board of Directors that the Company Shareholders vote in favor of the approval of the Merger, this Agreement and the Articles of Merger.

          (c) The Company shall promptly and no later than five Business Days after the Agreement Date deliver to each Company Shareholder that shall not have executed and delivered a Company Shareholder Consent notice that the Company Shareholder Consent was taken and notice of their dissenters' rights in accordance with Washington Law (the "DISSENTERS' RIGHTS NOTICE"). The Company shall provide in the Dissenters' Rights Notice that Company Shareholders shall have thirty (30) days after delivery of the Dissenters' Rights Notice (the "DISSENTERS' DEMAND PERIOD") to deliver to the Company the written payment demand required under RCW 23B.13.230 (each, a "DISSENTERS' PAYMENT DEMAND") or waive their dissenters' rights with respect to the Merger and the other transactions contemplated hereby upon expiration of the Dissenters' Demand Period. Immediately after delivery of the Dissenters' Rights Notice to the Company Shareholders, the Company shall deliver to Acquiror proof of mailing and such other evidence as Acquiror may reasonably request to establish the first and last days of the Dissenters' Demand Period. Immediately after receipt of a Dissenters' Payment Demand, the Company shall deliver a complete and accurate copy thereof to Acquiror along with such additional information as Acquiror may reasonably request (including the number of Dissenting Shares represented thereby and information about the Company Shareholder).

     5.2 No Solicitation.

          (a) From and after the date of this Agreement until the Closing or termination of this Agreement pursuant to Article VII, neither the Company nor any of its Subsidiaries will, nor will any of them authorize or permit any of their respective officers, directors, affiliates, shareholders or employees or any investment banker, attorney or other advisor or representative retained by any of them (all of the foregoing collectively being the "COMPANY REPRESENTATIVES") to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any securityholders of Company or any Subsidiary. Each of the Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 5.2 to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 5.2.

          "ACQUISITION PROPOSAL" shall mean, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquiror), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (A) any acquisition or purchase from the Company or any of its Subsidiaries, or from the shareholders of the Company, by any Person or Group (as hereinafter defined) of more than a 10% interest in the total outstanding voting securities of Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (B) any sale, lease, mortgage, pledge, exchange, transfer, license ((i) other than in the ordinary course of business or (ii) with respect to pledge, other than pledge to secure existing Company Debt listed on Section 2.4(d) hereof), acquisition, or disposition of more than 10% of the assets of the Company and its Subsidiaries in any single transaction or series of related transactions; or (C) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company or any of its Subsidiaries, or any extraordinary dividend, whether of cash or other property.

          "GROUP" shall have the definition ascribed to such term under Section 13(d) of the Exchange Act of 1934, the rules and regulations thereunder, all as amended, and related case law.

          (b) The Company shall immediately notify Acquiror orally and in writing after receipt by the Company and/or any Subsidiary (or, to the knowledge of the Company, by any of the Company Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for nonpublic information relating to the Company or any Subsidiary or for access to any of the properties, books or records of the Company or any Subsidiary by any Person or Persons other than Acquiror. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request, and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquiror a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to discuss any Acquisition Proposal.

     5.3 Confidentiality; Public Disclosure.

          (a) The parties hereto acknowledge that Acquiror and the Company have previously executed a non-disclosure agreement dated February 9, 2006 (the "CONFIDENTIALITY AGREEMENT") which shall continue in full force and effect in accordance with its terms.

          (b) The Company shall not, and the Company shall cause each Subsidiary and each Company Representative not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use Acquiror's name or refer to Acquiror directly or indirectly in connection with Acquiror's relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquiror, unless required by law (in which event a reasonably satisfactory opinion of outside counsel to that effect shall be first delivered to Acquiror prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of Company Shareholders and other third parties contemplated by this Agreement.

          (c) Notwithstanding anything herein or in the Confidentiality Agreement, Acquiror may issue such press releases or make such other public statements regarding this Agreement or the transactions contemplated hereby as Acquiror may, in its reasonable discretion, determine, provided it shall use reasonable efforts to consult with the Company in respect of such press release or statement prior to making such press releases or statements, unless such press releases or statements are required to be made by applicable law or any listing agreement with or requirement of a national securities exchange. No Company Shareholder shall be named in any public statement, press release or filing without his, her or its consent, which consent may be granted in such Company Shareholders' sole discretion.

          (d) This section shall survive the consummation, termination or expiration of this Agreement, the Merger and the transactions contemplated hereby.

     5.4 Regulatory Approvals.

          (a) The Company shall, and shall cause each Company Subsidiary to, promptly and no later than five Business Days after the date hereof, execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under the Antitrust Laws) or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, which may be reasonably required, or which Acquiror may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. The Company shall use commercially reasonable efforts to obtain, and to cooperate with Acquiror to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents. The Company shall promptly inform Acquiror of any material communication between the Company and any Governmental Entity regarding any of the transactions contemplated hereby. If the Company or any affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of Acquiror.

          (b) Acquiror shall promptly and no later than five Business Days after the date hereof execute and file, or join in the execution and filing of, any application, notification (including any notification or provision of information, if any, that may be required under the Antitrust Laws) or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement. Acquiror shall use commercially reasonable efforts to obtain all such authorizations, approvals and consents and shall pay any associated filing fees payable by Acquiror with respect to such authorizations, approvals and consents. Acquiror shall promptly inform the Company of any material communication between Acquiror and any Governmental Entity regarding any of the transactions contemplated hereby. If Acquiror or any affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company.

          (c) Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Laws, it is expressly understood and agreed that: (i) Acquiror shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; and (ii) Acquiror shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (A) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror or any of its affiliates or the Company or its Subsidiaries, (B) the imposition of any limitation or regulation on the ability of Acquiror or any of its affiliates to freely conduct their business or own such assets, or (C) the holding separate of the shares of Company Capital Stock or any limitation or regulation on the ability of Acquiror or any of its affiliates to exercise full rights of ownership of the shares of Company Capital Stock (any of the foregoing, an "ANTITRUST RESTRAINT"). Nothing in this Section
5.4 shall limit a party's right to terminate this Agreement pursuant to Section 7.1(b) if such party has, until such date, complied in all material respects with its obligations under this Section 5.4.

     5.5 Reasonable Efforts. Subject to the limitations set forth in Section 5.4, each of the parties hereto agrees to use its commercially reasonable efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated hereby.

     5.6 Third Party Consents; Notices.

          (a) The Company shall use its commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquiror at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on
Schedule 1.4(b)(ix)-1 of the Company Disclosure Letter (and any Contract entered into after the date hereof that would have been required to be listed or described on Schedule 1.4(b)(ix)-1 of the Company Disclosure Letter if entered into prior to the date hereof) and such other consents or waivers as listed or described therein.

          (b) The Company shall use its commercially reasonable efforts to terminate prior to the Closing, and deliver evidence of such termination to Acquiror at or prior to the Closing, all of the Contracts listed or described on
Schedule 1.4(b)(ix)-2 hereto and to amend prior to the Closing, and deliver evidence of such amendment to Acquiror at or prior to the Closing, all of the Contracts listed or described on Schedule 1.4(b)(ix)-3 hereto.

          (c) The Company shall give all notices and other information required to be given to the employees of the Company or any Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Subsidiary, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Legal Requirements in connection with the transactions contemplated by this Agreement.

     5.7 Litigation. The Company will (i) notify Acquiror in writing promptly after learning of any action, suit, arbitration, mediation, proceeding, claim, or investigation by or before any Governmental Entity or arbitrator initiated by or against it or any of its Subsidiaries, or known by the Company to be threatened against the Company, any of its Subsidiaries or any of their respective directors, officers, employees or shareholders in their capacity as such (a "NEW LITIGATION CLAIM"), (ii) notify Acquiror of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquiror regarding the conduct of the defense of any New Litigation Claim.

     5.8 Access to Information.

          (a) During the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Closing, (i) the Company shall afford Acquiror and its accountants, counsel and other representatives, reasonable access during regular business hours to (A) all of the Company's and each of its Subsidiaries' properties, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company or any of its Subsidiaries as Acquiror may reasonably request, and (ii) the Company shall provide to Acquiror and its accountants, counsel and other representatives true, correct and complete copies of the Company's and each of its Subsidiaries' (A) internal financial statements as and when provided to the Company's management, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or any Subsidiary has been a party, and (D) receipts for any Taxes paid to foreign Tax Authorities.

          (b) Subject to compliance with applicable Legal Requirements, from the date hereof until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as reasonably requested by Acquiror with one or more representatives of Acquiror to discuss any material changes or developments in the operational matters of the Company and each of its Subsidiaries and the general status of the ongoing operations of the Company and each of its Subsidiaries.

          (c) No information or knowledge obtained in any investigation pursuant to this Section 5.8 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties hereto to consummate the Merger.

     5.9 Spreadsheet. The Company shall prepare and deliver to Acquiror, at or prior to the Closing, a spreadsheet (the "SPREADSHEET"), in the form reasonably acceptable to Acquiror and the Exchange Agent, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of the Closing Date and immediately prior to the Effective Time: (a) the names of all the Company Shareholders, Company Optionholders and Company Warrantholders and most recently provided address shown on the books and records of the Company and where available, taxpayer identification numbers; (b) the number and kind of shares of Company Capital Stock held by, or subject to the Company Options and/or Company Warrants held by, such Persons and, in the case of outstanding shares, the respective certificate numbers; (c) the exercise price per share in effect for each Company Option and Company Warrant; (d) the vesting status and schedule with respect to all Company Options and Company Warrants; (e) the Tax status of each Company Option under Section 422 of the Code or comparable laws in applicable jurisdictions; (f) the calculation of the Acquiror Share Price, Other Escrow Cash, Securityholders Escrow Cash, Participating Common Stock, Company Series B Stock (including, assuming the conversion into Company Common Stock), Company Series C Stock (including, assuming the conversion into Company Common Stock), Option Exchange Ratio, Common Cash Amount Per Share, Series A Liquidation Preference Per Share, Series B Liquidation Preference Per Share, Series C Liquidation Preference Per Share, Total Merger Consideration, Total Common Consideration, Total Series A Liquidation Preference, Total Series B Liquidation Preference and Total Series C Liquidation Preference; (g) the number of Acquiror Shares subject to and exercise price of each Acquiror Option issuable to each Company Optionholder holding Assumed Options (and amount of cash or options required to be deducted and withheld from such Persons for income, payroll and other taxes); (h) a schedule that lists each Cashed Out Option, including the exercise price of each such option and the amount of cash to be paid to the holder of each Cashed Out Option at the Closing (and amount of cash or options required to be deducted and withheld from such holder for income, payroll and other taxes); (i) a schedule that lists each Cash Out Warrant, including the exercise price of each such warrant and the amount of cash to be paid to the holder of each Cash Out Warrant at the Closing (and amount of cash or warrants required to be deducted and withheld from such holder for taxes); (j) a list of the names of the Other Escrow Participants, the Pro Rata Share of each such Other Escrow Participant and the interest in dollar terms of each Other Escrow Participant Holder in the Other Escrow Cash; (k) the Pro Rata Share of each Effective Time Holder and the interest in dollar terms of each Effective Time Holder in the Securityholder Escrow Cash and the Expense Fund; and (l) calculations of the Adjusted Aggregate Other Escrow Participants Percentage, Adjusted Transaction Expenses, Other Escrow Participants Pro Rata Percentage, Other Escrow Participants Percentage, Securityholders Pro Rata Percentage and Aggregate Securityholder Percentage.

     5.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that if the Merger is consummated, the Transaction Expenses shall be paid in the following manner: (i) Transaction Expenses known at the Closing Date (including all Transaction Expenses paid by the Company through such date) and set forth in the Transaction Expenses Certificate delivered pursuant to Section 1.4(b)(xi) shall be paid (to the extent not already paid) by the Exchange Agent to the relevant payee within ten Business Days of being presented with an invoice for such Transaction Expenses (the "TRANSACTION EXPENSES FUND"), and
(ii) the Acquiror shall pay or cause the payment of any Transaction Expenses which were not set forth on the Transaction Expenses Certificate but claimed from the Company following the Effective Time (the "REMAINING TRANSACTION EXPENSES") within ten Business Days of being presented with an invoice for such Transaction Expenses.

The Remaining Transaction Expenses shall constitute Indemnifiable Damages for purposes of ARTICLE VIII, without regard to the Threshold (as defined in Section 8.3) and the Shareholders' Agents approval for the payment of such amount shall be deemed to have been granted (the "INDEMNIFIABLE TRANSACTION EXPENSES"). This section shall survive the consummation, termination or expiration of this Agreement, the Merger and the transactions contemplated hereby.

     5.11 Assumption of Options and Related Matters.

          (a) The Company shall use reasonable best efforts to provide that the Requisite Optionholders shall execute the letters in the form attached hereto as Exhibit H.

          (b) Following the Effective Time, each Assumed Option under this Agreement shall continue to have, and be subject to, the same terms and conditions (including, if applicable, the vesting arrangements and other terms and conditions set forth in the Company's 1998 Amended and Restated Stock Option Plan and the applicable stock option agreement) as are in effect immediately prior to the Effective Time, except that (i) such option shall be exercisable for that number of whole Acquiror Shares equal to the product (rounded down to the next whole number of Acquiror Shares, with no cash being payable for any fractional share eliminated by such rounding) of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time and the Option Exchange Ratio, (ii) the per share exercise price for the Acquiror Shares issuable upon exercise of such assumed option shall be equal to the quotient (rounded up to the next whole cent) obtained by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, and (iii) no assumed option may be "early exercised" (i.e., an assumed option may be exercised for Acquiror Shares only to the extent the assumed option is vested at the time of exercise pursuant to the applicable vesting schedule). It is the intent of the parties that, to the extent permitted by applicable Legal Requirements, all Assumed Options that prior to the Effective Time were treated as incentive or non-qualified stock options under the Code shall from and after the Effective Time continue to be treated as incentive or non-qualified stock options, respectively, under the Code. As promptly as practicable after the Closing Date, Acquiror shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Company Option a document evidencing the foregoing assumption of such option by Acquiror.

          (c) The Company shall ensure that, except for Company Options and Company Warrants listed on the Spreadsheet, there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock or Company Options under any circumstances.

          (d) The Company shall use commercially reasonable efforts to cause the delivery to Acquiror at or prior to the Closing of a true, correct and complete copy of each election statement under Section 83(b) of the Code filed by each Person who acquired unvested shares of Company Capital Stock (where applicable) after the Agreement Date (or prior to the Agreement Date to the extent not previously provided by the Company), together with evidence of timely filing of such election statement with the appropriate Internal Revenue Service Center.

     5.12 Form S-8. Promptly following the Closing, but in no event more than 30 days after the Closing, Acquiror shall prepare and file with the SEC a registration statement on Form S-8 covering the Acquiror Shares issuable upon exercise of the Assumed Options (assuming timely receipt of the Spreadsheet and all option documentation relating to the Company Options outstanding immediately prior to the Effective Time). Acquiror shall maintain the effectiveness of such registration statement for so long as such Assumed Options remain outstanding and will reserve a sufficient number of Acquiror Shares for issuance upon exercise thereof. The Company shall reasonably cooperate with and assist Acquiror in the preparation of such registration statement.

     5.13 Section 280G Approval. As soon as reasonably practicable after the date of this Agreement, the Company shall submit to the Company Shareholders for their approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, any payments and/or benefits that may, separately or in the aggregate, constitute "parachute payments," within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder ("SECTION 280G PAYMENTS"), such that the deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. Prior to the Effective Time, the Company shall deliver to the Acquiror a duly executed certification (the "280G CERTIFICATION") that
(a) a vote of the Company Shareholders was solicited in conformance with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder and the requisite approval of the Company Shareholders was obtained with respect to any Section 280G Payments that were subject to such vote of the Company Shareholders (which certification shall be accompanied by such a true and correct copy of such Company Shareholders' approval), or (b) the approval of the Company Shareholders of Section 280G Payments was not obtained and, as a consequence, that such payments and/or benefits shall not be made or provided, pursuant to the waivers of those payments and/or benefits duly executed by the affected individuals prior to the vote of the Company Shareholders, in substantially the form attached hereto as Exhibit E ("PARACHUTE PAYMENT WAIVER") (which certification shall be accompanied by a true and correct copies of such executed waivers). The Company shall forward to the Acquiror prior to submission to the Company Shareholders copies of all documents prepared by Company in connection with this Section 5.13.

     5.14 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquiror a draft of the Spreadsheet and the Transaction Expense Certificate not later than five Business Days prior to the Closing Date. Without limiting the generality or effect of the foregoing or the provisions of Section 5.9, the Company shall provide to Acquiror, promptly after Acquiror's request, copies of the documents or instruments evidencing the numbers set forth on any such draft or final document.

     5.15 Corporate Matters. The Company and its Subsidiaries shall, prior to Closing, pay all corporate franchise, foreign corporation, stamp and similar taxes (that are due and payable on or prior to such date).

     5.16 Attorney-Client Privilege and Legal Files. As the Effective Time Holders are the ultimate beneficiaries of the Merger and all other transactions contemplated by this Agreement, the Acquiror and Sub acknowledge and agree that, effective upon the Effective Time, (a) the attorney-client privilege regarding this Agreement and all transactions contemplated hereby shall not continue as the privilege of the Surviving Corporation but instead shall be the sole privilege of the Effective Time Holders acting through the Shareholders' Agent; and (b) all files of counsel to the Company regarding the transactions contemplated by this Agreement (including preparations in contemplation of such transactions) shall become the property of the Effective Time Holders acting through the Shareholders' Agent

     5.17 Indemnification of Directors and Officers; Insurance Coverage.

          (a) For the period of three (3) years following the Effective Time, Acquiror shall cause the Surviving Corporation to indemnify and hold harmless each person who is now, or has been at any time prior to the Agreement Date an officer or director of the Company or any of its Subsidiaries (the "COMPANY INDEMNIFIED PARTIES") against all losses, claims, damages, costs, expenses, liabilities or judgments actually and reasonably incurred by the Company Indemnified Parties, or amounts that are paid in settlement (which settlement was entered into in accordance with the provisions of this Section) (the "COMPANY INDEMNIFIED LIABILITIES") of or in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries, pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, or at or after the Effective Time, including but not limited to Company Indemnified Liabilities based on, or primarily arising out of, or primarily relating to this Agreement or the transactions contemplated hereby, and then only to the extent that such losses, claims, damages, costs, expenses, liabilities or judgments or amounts arose from or are related directly to this Agreement or the transactions contemplated hereby), in each case to the full extent the Surviving Corporation is permitted by law to indemnify its directors and officers (the "COMPANY INDEMNIFIED PROCEEDINGS"). In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Acquiror shall cause the Surviving Corporation to pay expenses that would otherwise be payable in accordance with the above in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Washington Law. Without limiting the foregoing, in the event any such Company Indemnified Proceeding is brought against any Company Indemnified Party, (i) the Surviving Corporation may, at its discretion, (A) assume the defense thereof (jointly with any other indemnifying party similarly notified), with counsel reasonably satisfactory to the Company Indemnified Party and thereafter shall not be liable for any legal or other expenses subsequently incurred by the Company Indemnified Party in connection with the defense thereof, unless the Company Indemnified Party shall have reasonably concluded that there may be a conflict of interest (including, without limitation, the availability of one or more different defenses or counter-claims) between the Company and the Company Indemnified Party in the conduct of the defense of such action in which case clause (ii) shall apply or (B) shall be entitled to participate therein at its own expense; (ii) the Company Indemnified Parties may retain counsel of their choosing, and the Acquiror shall cause the Surviving Corporation and its Subsidiaries to pay all reasonable and documented fees and expenses of one counsel for all of the Company Indemnified Parties with respect to each such Company Indemnified Proceeding (unless there is, under applicable standards of professional conduct, a conflict of interest between the any two or more Company Indemnified Parties in the conduct of the defense, in which case Acquiror shall pay the reasonable fees of such additional counsel required by such conflict, promptly as statements therefor are received), only if (A) the Surviving Corporation has not elected or has not in fact employed counsel to assume the defense thereof; or (B) any Company Indemnified Party reasonably concludes there is a conflict of interest (including, without limitation, the availability of one or more different defenses or counter-claims) between the Company and the Company Indemnified Parties in the conduct of the defense, and
(iii) the Surviving Corporation and its Subsidiaries shall reasonably cooperate with the Company Indemnified Parties in the defense of any such matter; provided, however, that none of the Surviving Corporation nor its Subsidiaries nor any Company Indemnified Party shall be liable for any settlement of any claim or entry of judgment effected without its written consent, which consent shall not be unreasonably withheld or delayed. Any Company Indemnified Party wishing to claim indemnification under this Section 5.17 upon becoming aware of any such Company Indemnified Proceeding shall promptly notify the Surviving Corporation (but the failure to so notify the Surviving Corporation shall not relieve the Surviving Corporation from any liability it may have under this
Section 5.17 except to the extent such failure materially prejudices Acquiror or the Surviving Corporation), and shall deliver to the Surviving Corporation any undertaking required by Washington Law.

          (b) For a period of three (3) years following the Effective Time, the Articles of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of the Company as in effect on the date hereof (a copy of which was delivered to Acquiror), subject to applicable law, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Company Indemnified Parties, subject to applicable law.

          (c) For a period of six (6) years following the Effective Time, Acquiror will cause the Surviving Corporation to maintain "tail" or other insurance policies with respect to directors', officers' and fiduciaries' liability insurance covering matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), the premiums of which have been fully paid for prior to the Closing Date (the "INSURANCE TAIL"), provided, that any amounts to be paid by the Surviving Corporation or the Acquiror with respect thereto, which are not included or accrued for in the Transaction Expenses Fund shall constitute Indemnifiable Damages (for which the approval of the Shareholders' Representative shall be deemed to have been given).

          (d) This Section 5.17 does not limit, restrict, eliminate or otherwise modify in any manner an Indemnified Person's right to seek indemnification under
Article VIII for matters giving rise to Indemnifiable Damages under Article VIII and does not modify the agreements contained in Section 8.9 (No Contribution) of this Agreement.

          (e) This Section 5.17 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. Without limiting the rights and obligations of the parties pursuant to subsection (d) above, amounts payable under this Section
5.17 shall not be subject to any claim of offset, recoupment, setoff or counter-claim under this Agreement or otherwise. In the event the Surviving Corporation or its Subsidiaries or their respective successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or
(ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor and assign of the Surviving Corporation or the Subsidiary, as the case may be, honor the obligations set forth with respect to the Surviving Corporation or the Subsidiary, as the case may be, in this Section 5.17.

     5.18 Certain Employee Matters.

          (a) Effective as of the Effective Date and for a period of one (1) year thereafter, the Surviving Corporation and its Subsidiaries shall provide benefit plans to the Continuing Employees that are no less favorable in the aggregate with respect to the Continuing Employees in the aggregate than the benefit plans provided to them on the Agreement Date and which are listed on
Schedule 2.13(a) to the Company Disclosure Schedule; provided that (i) for this purpose, benefit plans do not include any equity plans or grants made after the Effective Date, and (ii) any substitution of a benefit plan maintained for other, substantially comparable employees of the Acquiror or its affiliates in the same country in lieu of a plan providing the same or similar type of benefits maintained for the Continuing Employees as of the Agreement Date shall be deemed not to be a breach of this provision. With respect to all benefits provided to Company Continuing Employees following the Effective Date, Surviving Corporation and its Subsidiaries shall provide credit to such employees for prior service with the Company and its Subsidiaries for purposes of eligibility to participate and vesting of benefits. To the extent any Company Employee Plan shall be substituted, replaced or terminated by Acquiror or the Surviving Corporation following the Effective Time, then Acquiror shall use its reasonable commercial efforts to cause Acquiror, the Surviving Corporation and its Subsidiaries to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any welfare plan in which such employees are eligible to participate after the Effective Time, to the extent that such conditions, exclusions and waiting periods would not apply under a similar Company Employee Plan in which such employees participated prior to the Effective Time, and (ii) provide each Continuing Employee with credit for amounts paid under a corresponding Company Employee Plan during the same plan year for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the comparable employee benefit plan in which such Continuing Employees participate but solely with respect to the plan year in which the Closing Date occurs

          (b) Within three (3) business days from the Closing Date, Acquiror shall provide each Retention and Incentive Plan Participant with a letter (the "RETENTION AND INCENTIVE PLAN LETTER") notifying such Retention and Incentive Plan Participant of his or her interest in the Retention and Incentive Plan and the amounts payable under such Retention and Incentive Plan (which amounts shall equal the amounts previously agreed by the Company and Acquiror). Each Retention and Incentive Plan Letter for each Retention and Incentive Plan Participant shall be in the amount agreed by Acquiror and the Company prior to the Closing Date. For the purpose of this section "business day" shall mean a day on which commercial banks are open for business in the applicable jurisdiction where the relevant Retention and Incentive Plan Participants are employed.

     5.19 Other Participation in the Escrow Fund.

          (a) On the Closing Date, the Company shall deposit or shall cause to be deposited the Other Escrow Cash with the Escrow Agent.

          (b) The Company's 2005 Employee Incentive Plan shall provide that the provisions of the Escrow Agreement and Article VIII hereof shall be binding and enforceable on each Other Escrow Participant listed on the Spreadsheet pursuant to Section 5.9(j), with respect to such individual's Pro Rata Share of the Escrow Cash.

     5.20 Update to Company Disclosure Letter. Should any such facts, circumstances, conditions or events require any change in the Company Disclosure Letter, if such schedules were dated the date of the occurrence or discovery of any such fact, circumstance, condition or event, the Company may deliver to Acquiror a supplement or amendment to the Company Disclosure Letter specifying such change; and without limiting the foregoing, the Company may provide Acquiror an updated Company Disclosure Letter at Closing. For purposes of the rights and obligations of the parties hereunder, any supplement or amendment or update to the Company Disclosure Letter shall not be deemed to have been disclosed as of the Agreement Date unless so agreed in writing by the Acquiror and shall not affect the rights and remedies the Acquiror hereunder that would exist notwithstanding such disclosure. Any supplemental or amended disclosures made by the Company pursuant to this Section 5.20 shall, however, be usable by Acquiror in determining whether the new facts, circumstances, conditions or events disclosed in the supplement or amendment to the Company Disclosure Letter individually or in the aggregate have a Material Adverse Effect on the Company and whether or not the condition to Closing set forth in Section 6.3(a) has been satisfied.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The obligations of each party hereto to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

          (a) Company Shareholder Approval. The Merger shall have been duly and validly approved and this Agreement and the Articles of Merger shall have been duly and validly adopted, as required by Washington Law and the Company's Articles of Incorporation and Bylaws (each as in effect on the date of such approval and adoption), by the requisite consent of the Company Shareholders and such consent shall be in full force and effect.

          (b) No Order. No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity which has or could have the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger or the transactions contemplated by this Agreement shall be in effect, nor shall any action have been taken by any Governmental Entity seeking or threatening any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger or the transactions contemplated by this Agreement illegal.

          (c) Governmental Approvals. Acquiror, Sub and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Merger and the other transactions contemplated hereby. All applicable waiting periods under the Antitrust Laws shall have expired or early termination of such waiting periods shall have been granted by both the Federal Trade Commission and the United States Department of Justice (or, with respect to foreign antitrust laws, the applicable foreign Governmental Entity).

     6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice, liability or obligation to any Person):

          (a) Representations, Warranties and Covenants. The representations and warranties of Acquiror in this Agreement, taken as a whole, shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date hereof and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). Acquiror shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

          (b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments and other documents set forth in Section 1.4(a).

     6.3 Additional Conditions to the Obligations of Acquiror. The obligations of Acquiror and Sub to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Acquiror and may be waived by Acquiror in writing in its sole discretion without notice, liability or obligation to any Person):

          (a) Representations, Warranties and Covenants. The representations and warranties of the Company in this Agreement, taken as a whole, shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct with respect to such specified date). The Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

          (b) Receipt of Closing Deliveries. Acquiror shall have received each of the agreements, instruments and other documents set forth in Section 1.4(b); provided, however, that such receipt shall not be deemed to be an agreement by Acquiror that the amounts set forth on the Spreadsheet or any of the other agreements, instruments or documents set forth in Section 1.4(b) is accurate and shall not prejudice Acquiror's remedies hereunder if any of the foregoing documents is not accurate.

          (c) No Injunctions or Restraints on Conduct of Business; Securityholders' Claims. (i) no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity which has or could have the effect of limiting or restricting Acquiror's ownership, conduct or operation of the business of the Company and/or any Subsidiary following the Closing shall be in effect, nor shall there be pending or threatened any suit, action or proceeding seeking any of the foregoing or any other Antitrust Restraint; and (ii) no suit, action or proceeding shall be pending or threatened by any existing or former Company Securityholder arising from or in seeking remedy related to the recapitalization effected by the Company on or about December 18, 2002.

          (d) No Outstanding Securities. Other than Company Options and Company Warrants listed on the Spreadsheet, there shall be no outstanding securities, warrants, options, commitments or agreements of the Company immediately prior to the Effective Time that purport to obligate the Company to issue any shares of Company Capital Stock, Company Options, Company Warrants or any other securities under any circumstances.

          (e) Employees.

               (i) Each employee set forth on Schedule A-1 hereto shall have remained continuously employed with the Company or a Subsidiary from the date of this Agreement through the Closing, and no action shall have been taken by any such individual to rescind such employee's employment agreements or the a non-competition, non-solicitation and assignment of proprietary information and inventions agreement;

               (ii) no fewer than nine of the employees set forth on Schedule A-4 hereto shall have executed letters acknowledging their continued employment with the Company or its Subsidiaries, their compensation terms (which shall be at least as favorable as their existing compensation terms), and confidentiality, non-solicitation, non-competition promises and obligations agreement, in the form provided in Schedule A-5, in each case to become effective upon the Closing, and no action shall have been taken by any such individual to rescind such letters of acknowledgement or the terms thereof;

               (iii) no fewer than 270 employees, contractors and consultants (the "MINIMUM EMPLOYEE NUMBER") shall have remained continuously employed or engaged, as the case may be, with the Company or its Subsidiaries, as the case may be, from the date of this Agreement through the Closing Date; and

               (iv) each employee-shareholder set forth on Schedule A-2 hereto shall have signed a non-competition agreement and non-solicitation agreements with Acquiror, such agreements shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any such agreement.

          (f) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

          (g) Maximum Dissenting Shares. (i) Either (A) the Company Shareholders who have executed and delivered the Company Shareholder Consent, including those executing on or prior to the Agreement Date, constitute 97% of the issued and outstanding shares of Company Capital Stock in the aggregate as of the record date for determination of the shares of Company Capital Stock entitled to vote on the matters contained in the Company Shareholder Consent, or (B) the Dissenters' Demand Period shall have expired; and (ii) the number of shares of Company Capital Stock as to which a Dissenters' Payment Demand in accordance with the Dissenters' Rights Notice, has been made or is entitled to be made shall not exceed three percent (3%) of the issued and outstanding shares of Company Capital Stock as reasonably determined by Acquiror.

          (h) Audited 2005 Financials. The consolidated financial condition of the Company and the Subsidiaries presented in the 2005 Audited Financial Statement (including, balance sheet, profit and loss statement, statement of changes in shareholders equity and statements of cash flow, and any related notes thereto) shall conform in all material respects to that presented in the 2005 Un-Audited Financial Statement.

                                   ARTICLE VII

                        TERMINATION, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Shareholder Approval:

          (a) by mutual written consent duly authorized by the Company's Board of Directors and the Board of Directors of Acquiror (or a duly authorized committee thereof);

          (b) by either Acquiror or the Company, if the Closing shall not have occurred on or before the 105th day following the Agreement Date or such other date that Acquiror and the Company may agree upon in writing (the "TERMINATION DATE"); provided, however, that the right to terminate this Agreement under this
Section 7.1(b) shall not be available to any party whose breach of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

          (c) by either Acquiror or the Company, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the consummation of the Merger shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose breach of this Agreement has been the cause of or resulted in such injunction or other order;

          (d) by Acquiror, if (i) the Company shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within five Business Days after receipt by the Company of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above and, at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.3 to be satisfied, (ii) the Company shall have breached Section 5.1 or Section 5.2 or failed to obtain the Company Shareholder Approval prior to the Termination Date, or (iii) there shall have been a Material Adverse Effect with respect to the Company; or

          (e) by the Company, if Acquiror shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within five Business Days after receipt by Acquiror of written notice of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and if not cured within the timeframe above, and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 6.1 or Section 6.2 to be satisfied.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Sub, the Company or their respective officers, directors, shareholders or affiliates; provided, however, that (a) the provisions of this Sections 7.2 (Effect of Termination),
5.3 (Confidentiality; Public Disclosure), 5.10 (Expenses), Article IX (General Provisions) (other than Section 9.1) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any breach of such party's representations, warranties or covenants contained herein.

     7.3 Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement by authorized action at any time before or after the Company Shareholder Approval but only pursuant to an instrument in writing signed on behalf of each of the parties hereto (provided that after such approval, no amendment shall be made which by law required further approval by such shareholders without such further shareholder approval). To the extent permitted by applicable Legal Requirements, Acquiror and the Shareholders' Agent may cause this Agreement to be amended at any time after the Closing only by execution of an instrument in writing signed on behalf of Acquiror and the Shareholders' Agent.

     7.4 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Shareholders' Agent and Acquiror may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Person contained herein. Any agreement on the part of a party hereto or the Shareholders' Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

                                  ARTICLE VIII

                         ESCROW FUND AND INDEMNIFICATION

     8.1 Escrow Fund. The Escrow Cash shall be deposited with U.S. Bank, National Association (or another institution in the United States selected by Acquiror and reasonably satisfactory to the Company) as escrow agent (the "ESCROW AGENT"), such deposit, together with any interest that may be earned thereon, to constitute an escrow fund (the "ESCROW FUND") and to be governed by the provisions set forth herein and in the Escrow Agreement. The Escrow Fund shall be available to compensate Acquiror (on behalf of itself or any other Indemnified Person for Indemnifiable Damages (as such terms are defined in Section 8.2 below) pursuant to the indemnification obligations of the Effective Time Holders.

     8.2 Indemnification. Subject to the limitations set forth in this Article VIII, the Effective Time Holders shall severally (and not jointly) indemnify and hold harmless Acquiror, its Affiliates and their respective officers, directors, agents and employees, and each person, if any, who controls or may control Acquiror within the meaning of the Securities Act (each of the foregoing being referred to individually as an "INDEMNIFIED PERSON" and collectively as "INDEMNIFIED PERSONS") from and against any and all losses, liabilities, damages, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals (collectively, "INDEMNIFIABLE DAMAGES") directly or indirectly arising out of, resulting from or in connection with (i) any failure of any representation or warranty made by the Company in this Agreement or the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter) to be true and correct as of the date of this Agreement and as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties which specifically relate to an earlier date, which representations and warranties shall be true and correct as of such date), (ii) any failure of any certification, representation or warranty made by the Company in any certificate delivered to Acquiror pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Acquiror (other than the Transaction Expense Certificate), (iii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement or the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), (iv) any inaccuracies in the Spreadsheet, (v) any payments paid with respect to Dissenting Shares, to the extent that such payments, in the aggregate, exceed the value of the amounts that otherwise would have been payable pursuant to Section 1.9(a) upon the exchange of such Dissenting Shares, and costs and expenses incurred in the handling and defense of any claim or demand relating thereto, (vi) the recapitalization effected by the Company on or about December 18, 2002 (and, for the sake of clarity, Indemnifiable Damages shall exclude amounts that have been paid pursuant to Section 1.9(a) upon exchange of Company Capital Stock), (vii) any matter that is or would be an exception to the representations and warranties made in Section 2.12 (Taxes) (but other than Section 2.12(m)) on each date such representations and warranties is made or deemed to be made, (viii) any claim by a current or former Company Securityholder, any Tax Authority, or any other Person, relating to any Company Option, the assumption, cash out or exercise thereof or the Company Option Plan (and, for the sake of clarity, Indemnifiable Damages shall exclude amounts paid or value granted pursuant to Section 1.9(a) upon exchange of Company Options); other than in the case of any such claims related to Taxes, if
(A) such claim arises as a result of an action taken following the Effective Time, (B) such action was taken at the direction of Acquiror, and (C) such action is contrary to the Spreadsheet and the data in the payroll of the Company or any of its Subsidiary, (ix) any transfer, documentary, sales, use, registration, value added or other such Tax or fee (including any penalties and interest) incurred in connection with the Merger (including any real property transfer Tax or any similar Tax but excluding for the purposes of this section, stock transfer or stamp taxes, if any, applying by virtue of the domicile of Acquiror, as the ultimate parent of the Surviving Corporation) and (x) any Indemnifiable Transaction Expenses. In determining the amount of any Indemnifiable Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality standard or qualification contained in such representation or warranty shall be disregarded.

     8.3 Indemnifiable Damage Threshold; Other Limitations.

          (a) Notwithstanding anything contained herein to the contrary, no Indemnified Person may make a claim for any cash from the Escrow Fund in respect of any claim for indemnification that is made pursuant to Sections 8.2(i), (ii),
(vi) and (vii) (and that does not involve fraud, willful breach or intentional misrepresentation by the Company or any Subsidiary or any failure of any of the representations and warranties contained in Section 2.2 (Capital Structure) to be true and correct as aforesaid), unless and until an Officer's Certificate (as defined below) describing Indemnifiable Damages in an aggregate amount greater than $250,000 (the "THRESHOLD") has been delivered, in which case the Indemnified Person may make claims for indemnification and, subject to the provisions of this Article VIII, be indemnified for all Indemnifiable Damages in excess of the Threshold.

          (b) If the Merger is consummated, recovery from the Escrow Fund shall be the sole and exclusive remedy for the indemnity obligations under this Agreement for the matters listed in Sections 8.2(i), (ii), (iv), (vi) and (vii), except (A) in the case of fraud, willful breach or intentional misrepresentation by the Company or any Subsidiary, and (B) the matters listed in Sections 8.2
(iii) thought (x) (other than (iv), (vi) and (vii)). With respect to the matters set forth in clauses (A) and (B) above, each Effective Time Holder shall be liable for any Indemnifiable Damages resulting therefrom after Indemnified Persons have exhausted or made claims upon all amounts of Escrow Cash in the Escrow Fund (after taking into account all other claims for indemnification from the Escrow Fund made by Indemnified Persons), provided, however, that such liability shall not exceed the aggregate amount of cash such Effective Time Holder is entitled to receive pursuant to Section 1.9(a). Recovery of claims made for Indemnifiable Damages arising from any failure of the representation and warranties contained in Section 2.12 (Taxes) to be true and correct as aforesaid (and that does not involve fraud, willful breach or intentional misrepresentation by the Company or any Subsidiary) following the expiration of the Additional Escrow Period shall be limited to the amount, if any, of the remainder of the Escrow Fund distributed to each Effective Time Holder at the end of the Additional Escrow Period pursuant to the Section 8.4(b) and each Effective Time Holder shall only be liable for such Effective Time Holder's Pro Rata Share of such distributed amount.

          (c) The amount of Indemnifiable Damages for which indemnification is provided under this Agreement will be (i) increased to take account of any Tax cost incurred (grossed up for such increase) by the Indemnified Persons arising from the receipt of indemnity payments hereunder, (ii) reduced to take account of any Tax benefit realized by the Indemnified Persons arising from the incurrence or payment of any such Indemnifiable Damages, provided that the parties will treat indemnity payments hereunder as non-taxable adjustments to the Total Merger Consideration unless otherwise required by a "determination" under Section 1313 of the Code, or any similar provision of state, local, or foreign law, and (iii) net of any amounts actually received by the Indemnified Party under insurance policies, if any, with respect to such Indemnifiable Damages (without it implying any obligation to seek recovery of any amounts first from insurance). In computing the amount of any such Tax cost or Tax benefit, the Indemnified Persons will be deemed to be subject to the applicable federal, state, local and/or local country income Taxes at the maximum statutory rate then in effect.

     8.4 Period for Claims Against Escrow Fund.

          (a) The period during which claims for Indemnifiable Damages may be made under this Agreement depends on the type of claim (each such applicable period, the "CLAIMS PERIOD"): (A) the Claims Period for Indemnifiable Damages arising pursuant to Sections 8.2(i) and (ii) (other than claims involving fraud, willful breach, intentional misrepresentation and any failure of any of the representations and warranties contained in Sections 2.2 (Capital Structure) or
2.12 (Taxes) to be true and correct) shall commence at the Closing and terminate on the date that is twelve (12) months following the Closing Date (the "ESCROW PERIOD") with respect to any theretofore unasserted claims arising out of or otherwise in respect of the items specified in this clause (A); (B) the Claims Period for Indemnifiable Damages arising from any failure of the representations and warranties contained Section 2.2 (Capital Structure) to be true and correct, or pursuant to any of Sections 8.2(iv) or (vi), shall commence at the Closing and terminate at the expiration of an additional twelve (12) months period following the Escrow Period (such additional twelve month period, the "ADDITIONAL ESCROW PERIOD"), and a total of twenty-four (24) months from the Closing, with respect to any theretofore unasserted claims arising out of or otherwise in respect of the items specified in this clause (B); and (C) the Claims Period for Indemnifiable Damages (i) resulting from or in connection with fraud, willful breach or intentional misrepresentation by the Company or any Subsidiary, (ii) arising from any failure of the representations and warranties contained in Section 2.12 (Taxes) or (iii) arising pursuant to any of Sections 8.2(iii) through (x) (but other than (iv) and (vi)), shall terminate upon the date that is 30 days after expiration of the applicable statute of limitations with respect to any theretofore unasserted claims arising out of or otherwise in respect of the items specified in this clause (C).

          (b) Such portion of the Escrow Fund at the conclusion of the Additional Escrow Period as may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Officer's Certificate (as defined in Section 8.5) delivered to the Shareholders' Agent prior to expiration of the Additional Escrow Period shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied, and the remainder of the Escrow Fund, if any, at that time shall be paid to the Effective Time Holders promptly (but no later than 20 days) after the expiration of the Additional Escrow Period in accordance with each such Effective Time Holder's Pro Rata Share.

     8.5 Claims.

          (a) On or before the last day of the Claims Period, Acquiror (on behalf of itself or any other Indemnified Person) may deliver to the Escrow Agent a certificate signed by any officer of Acquiror (an "OFFICER'S CERTIFICATE"):

               (i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or reasonably anticipates that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may reasonably be expected to raise such matter in audit of Acquiror or its Affiliates, which could give rise to Indemnifiable Damages, which audit is in progress at the time the Officer's Certificate is delivered or for which notification of intent to commence such audit has been received by an Indemnified Person);

               (ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably anticipated by Acquiror to be incurred, paid, reserved or accrued); and

               (iii) specifying in reasonable detail (based upon the information then possessed by Acquiror) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

No delay in providing such Officer's Certificate within the Claims Period shall affect an Indemnified Person's rights hereunder, unless (and then only to the extent that) the Shareholders' Agent or the Effective Time Holders are materially prejudiced thereby.

          (b) At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Shareholders' Agent by or on behalf of Acquiror (on behalf of itself or any other Indemnified Person) and for a period of 30 days after such delivery to the Escrow Agent of such Officer's Certificate, the Escrow Agent shall make no payment pursuant to this Section 8.5 unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. Following the expiration of such 30 day period the Escrow Agent shall make delivery of cash from the Escrow Fund to Acquiror in accordance with this
Section 8.5; provided, however, that no such delivery may be made if and to the extent the Shareholders' Agent shall in good faith object in a written statement to any claim or claims made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30 day period.

     8.6 Resolution of Objections to Claims.

          (a) If the Shareholders' Agent in good faith objects in writing to any claim or claims by Acquiror made in any Officer's Certificate within such 20-day period, Acquiror and the Shareholders' Agent shall attempt in good faith for 20 days after Acquiror's receipt of such written objection to resolve such objection. If Acquiror and the Shareholders' Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute cash from the Escrow Fund in accordance with the terms of such memorandum.

          (b) If no such agreement can be reached during the 20-day period for good faith negotiation, but in any event upon the expiration of such 20-day period, either Acquiror or the Shareholders' Agent may bring suit in the competent courts having jurisdiction in accordance with Section 9.9 hereof to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Officer's Certificate shall be non-appealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and the Escrow Agent shall distribute cash from the Escrow Fund in accordance therewith.

          (c) Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. For purposes of this Section 8.6(c), in any suit hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the non-prevailing party unless the trial court awards Acquiror more than one-half of the amount in dispute, in which case the Effective Time Holders shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses and the fees and expenses of the prevailing party, including attorneys' fees and costs, reasonably incurred in connection with such suit.

     8.7 Shareholders' Agent.

          (a) By virtue of their approval of the Merger, the Company Shareholders shall have appointed the Shareholders' Agent as the agent and attorney-in-fact for and on behalf of the Effective Time Holders to: (i) give and receive notices and communications to or from Acquiror (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such shareholders individually);
(ii) authorize deliveries to Acquiror (or any other Indemnified Person) of cash from the Escrow Fund in satisfaction of claims asserted by Acquiror (on behalf of itself or any other Indemnified Person, including by not objecting to such claims); (iii) object to claims made by or on behalf of an Indemnified Person, including pursuant to Section 8.5; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims; (v) consent or agree to any amendment to or grant any waiver under this Agreement, and (vi) take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. The Person serving as the Shareholders' Agent may be replaced from time to time by the holders of a majority in interest of the cash then on deposit in the Escrow Fund upon not less than ten days' prior written notice to Acquiror. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall receive no compensation for his, her or its services.

          (b) The Shareholders' Agent shall not be liable to any former holder of Company Capital Stock for any act done or omitted hereunder as the Shareholders' Agent while acting in good faith and any act done or omitted pursuant to the advice of counsel, independent public accountants or other professionals selected by the Stockholders' Agent shall be conclusive evidence of such good faith as described below) and without gross negligence or willful misconduct. The Shareholders' Agent shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Effective Time Holders shall severally indemnify the Shareholders' Agent and hold the Shareholders' Agent harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of the duties of the Shareholders' Agent hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Shareholders' Agent. If not paid directly to the Shareholders' Agent by the Effective Time Holders, such losses, liabilities or expenses may be recovered by the Shareholders' Agent from Escrow Fund otherwise distributable to the Effective Time Holders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) at the end of the Additional Escrow Period pursuant to the terms hereof and of the Escrow Agreement, at the time of distribution, and such recovery will be made from the Effective Time Holders according to their respective Pro Rata Share. The Shareholders' Agent may engage attorneys, accountants and other professionals and experts as it determines necessary. The Shareholders' Agent may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Shareholders' Agent based on such reliance shall be deemed conclusively to have been taken in good faith.

          (c) The Shareholders' Agent may recover from the Expense Fund, all reasonable costs and expenses incurred by the Shareholders' Agent in connection with the performance of his duties set forth in this Agreement. If the Shareholders' Agent incurs fees and expenses in excess of the Expense Fund, the Effective Time Holders agree to pay all amounts requested by the Shareholders' Agent within five (5) days of any such request. Any such additional amounts in excess of the Expense Fund must be approved by Effective Time Holders representing a majority in interest of the Escrow Fund and shall be allocable among (and shall be paid by) the Effective Time Holders based on their respective Pro Rata Shares of the Expense Fund. In connection with amounts payable to the Shareholders' Agent for fees and expenses incurred in excess of the Expense Fund pursuant to Section 8.7(b) and subject to the prior right of the Indemnified Persons to make claims for Indemnifiable Damages and retain any amount for pending indemnification claims, the Shareholders' Agent may, with the written consent of the Effective Time Holders entitled to a majority in interest in the Escrow Fund, recover such fees and expenses from the Escrow Fund prior to any payment to the Effective Time Holders under Section 8.4. The Escrow Agent shall be entitled to rely on a certificate signed by the Shareholders' Agent and the Acquiror setting forth the agreement of the respective parties to pay the Shareholders' Agent's additional costs and expenses from the Escrow Fund (which shall be delivered to the Escrow Agent prior to the expiration of Escrow Period) and shall distribute the funds from the Escrow Fund in accordance with the terms thereof and Section 8.4.

          (d) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders' Agent that is within the scope of the Shareholders' Agent's authority under Section 8.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Effective Time Holders and shall be final, binding and conclusive upon each such Effective Time Holder; and each Indemnified Person shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Effective Time Holder.

     8.8 Third-Party Claims.

          (a) In the event Acquiror becomes aware of a third-party claim which Acquiror believes may result in a claim against the Escrow Fund or an Effective Time Holder by or on behalf of an Indemnified Person, Acquiror shall promptly notify the Shareholders' Agent of such third-party claim, provided however that no delay in providing such notice shall affect an Indemnified Person's rights hereunder, unless (and then only to the extent that) the Effective Time Holders are materially prejudiced thereby. Acquiror shall have the right in its sole discretion to conduct the defense of and to settle or resolve any such claim (and the costs and expenses so incurred by Acquiror in connection with such defense, settlement or resolution (including reasonable attorneys' fees, other professionals' and experts' fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquiror may seek indemnification pursuant to a claim made hereunder). The Shareholders' Agent shall reasonably cooperate with Acquiror in the defense of such third-party claim, shall have the right to receive copies of all pleadings, notices and communications with respect to the third-party claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person and shall be entitled, at its expense, to participate in, but not to determine or conduct, any defense of the third-party claim or settlement negotiations with respect to the third-party claim. However, except with the consent of the Shareholders' Agent (which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Shareholders' Agent shall have objected within 15 days after a written request for such consent by Acquiror), no settlement or resolution of any such claim with any third-party claimant shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter (but other than settlement or resolution entered into at any time following the lapse of three (3) months after the Closing Date with any Company Optionholder that has not executed the letter in substantially the form of Exhibit H prior to or on Closing or such other form of reasonably acceptable form of release). In the event that the Shareholders' Agent has consented to any such settlement or resolution, neither the Shareholders' Agent nor any Effective Time Holder shall have any power or authority to object (including pursuant to Section 8.5 or any other provision of this Article VIII) to the amount of any claim by or on behalf of any Indemnified Person for indemnity with respect to such settlement or resolution.

          8.9 No Contribution. The Effective Time Holders shall have no right to seek contribution from the Acquiror, its Affiliates, the Surviving Corporation or its Subsidiaries in the event that the Effective Time Holders are required to make any payments under this Article VIII. The foregoing shall not impact any rights of a Effective Time Holder that are directors and officers of the Company prior to the Closing Date from seeking indemnification pursuant to Section 5.17 hereof, in his/her capacity as a director or officer.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Survival of Representations and Warranties and Covenants. If the Merger is consummated, the representations and warranties of the Company contained in this Agreement, the Company Disclosure Letter (including any exhibit or schedule to the Company Disclosure Letter), and the other certificates contemplated hereby shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the end of the Escrow Period; provided, however, that (i) the representations and warranties of the Company contained in Section 2.12 (Taxes) will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the date that is 30 days after the expiration of the applicable statute of limitations for claims against the Effective Time Holders, which seek recovery of Indemnifiable Damages arising out of an inaccuracy or breach of such representations or warranties, and then expire with respect to any theretofore unasserted claims arising out of or otherwise in respect of any breach of such representations and warranties; (ii) the representations and warranties of the Company contained in Section 2.2 (Capital Structure) will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the expiration of the Additional Escrow Period for claims against the Effective Time Holders, which seek recovery of Indemnifiable Damages arising out of an inaccuracy or breach of such representations or warranties, and then expire with respect to any theretofore unasserted claims arising out of or otherwise in respect of any breach of such representations and warranties; (iii) no right to indemnification pursuant to Article VIII in respect of any claim that is set forth in an Officer's Certificate delivered to the Escrow Agent prior to the expiration of the applicable Claims Period shall be affected by the expiration of such representations and warranties; and (iv) such expiration shall not affect the rights of any Indemnified Person under Article VIII or otherwise to seek recovery of Indemnifiable Damages arising out of any fraud, willful breach or intentional misrepresentation by the Company or any Subsidiary until the expiration of the applicable statute of limitations. If the Merger is consummated, the representations and warranties of Acquiror contained in this Agreement and the other certificates contemplated hereby shall expire and be of no further force or effect as of the Closing. If the Merger is consummated, all covenants of the parties shall expire and be of no further force or effect as of the Closing, except to the extent such covenants provide that they are to survive or be performed after the Closing; provided, however, that no right to indemnification pursuant to Article VIII in respect of any claim based upon any breach of a covenant shall be affected by the expiration of such covenant.

     9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by internationally recognized commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

               (i) if to Acquiror or Sub, to:

                         Amdocs Limited
                         Suite 5, Tower Hill House
                         Le Bordage, St. Peter Port
                         Island of Guernsey GY1 3QT
                         Channel Islands
                         Attention: Thomas G. O'Brien, Treasurer and Secretary Facsimile No.: +44-1481-723279
                         Telephone No.: +44-1481-728444

                         with a mandatory copy to:

                         c/o Amdocs Inc.
                         Timberlake Corporate Center
                         1390 Timberlake Manor Parkway
                         Chesterfield, Missouri MO 63017-6041
                         Attention: Thomas G. O'Brien, Treasurer and Secretary Facsimile No.: +314-212-7092
                         Telephone No.: +314-212-8328

                         With a copy (which shall not constitute notice) to:

                         WilmerHale
                         399 Park Avenue
                         New York, NY 10022 USA
                         Attention: Robert A. Schwed
                         Facsimile No.: +212-230-8888
                         Telephone No.: +212-937-7276

               (ii) if to the Company, to:

                         Qpass Inc.
                         2211 Elliott Ave, Suite 400
                         Seattle, WA 98121 USA
                         Attention: General Counsel
                         Facsimile No.: +206-405-3171
                         Telephone No.: +206-830-7762

                         with a copy (which shall not constitute notice) to:

                         Heller Ehrman LLP
                         701 Fifth Avenue, Suite 6100
                         Seattle, WA 98104-7098 USA
                         Attention: Sonya F. Erickson and John Morrow
                         Facsimile No.: +206-447-0849
                         Telephone No.: +206-447-0900

               (iii) If to the Shareholders' Agent, to:

                         Ray A. Rothrock
                         Managing General Partner
                         Venrock Associates
                         2494 Sand Hill Road, Suite 200
                         Menlo Park, CA 94025
                         Facsimile: +650-561-9180
                         Phone: +650-561-9580

                         with a copy (which shall not constitute notice) to:

                         Heller Ehrman LLP
                         701 Fifth Avenue, Suite 6100
                         Seattle, WA 98104-7098 USA
                         Attention: Sonya F. Erickson and John Morrow
                         Facsimile No.: +206-447-0849
                         Telephone No.: +206-447-0900

     9.3 Interpretation. When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of, or an Exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation". The phrases "provided to," "furnished to," "made available" and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper or electronic copy of the information or material referred to has been provided to the party or its counsel to whom such information or material is to be provided, and in case such information or material was made available electronically by posting it on the Company's virtual data room set, then provided it was posted under the specific section in the Acquiror's Request For Information from Acquiror (the "RFI") calling for such disclosure (unless and only to the extent the relevance to other sections is reasonably apparent or was requested by Acquiror or was posted in such virtual data room pursuant to a request from Acquiror), and was indicated in the Company's written response prepared by the Company to the RFI. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereunder" and derivative or similar words refer to this entire Agreement; (iv) all references to "$" shall be denominated in U.S. dollars; and
(v) unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the hundredth decimal place.

     9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart and that signatures may be provided by facsimile transmission.

     9.5 Entire Agreement; Non-assignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article VIII is intended to benefit Indemnified Persons and Sections 5.16 and 5.17 are intended to benefit the persons designated therein) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

     9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any of Acquiror's Affiliates without the prior consent of the Company; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

     9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.8 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.

     9.9 Governing Law; Jurisdiction. All matters arising out of or relating to this Agreement and the transactions contemplated hereby (including without limitation its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware, provided, however, that (i) any matter involving the internal corporate affairs of the any party hereto shall be governed by the provisions of the jurisdictions of its incorporation, and (ii) the procedure of the Merger and consequences thereof shall be governed by Washington Law. Each party (a) submits to the jurisdiction of any state or federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or the matters contemplated herein (including resolution of disputes under Section 8.6), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the matters contemplated herein in any other court. Each party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 9.2, provided that nothing in this Section 9.9 shall affect the right of any party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

     9.10 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

     9.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION,
ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

                           - SIGNATURE PAGES FOLLOW -

          IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                        AMDOCS LIMITED


                                        By: /s/ Thomas G. O'Brien
                                            ------------------------------------
                                        Name:  Thomas G. O'Brien
                                               ---------------------------------
                                        Title: Treasurer and Secretary
                                               ---------------------------------


                                        AMDOCS THESAURUS, INC.


                                        By: /s/ Michael Buchheit
                                            ------------------------------------
                                        Name:  Michael Buchheit
                                              ----------------------------------
                                        Title: President and Secretary
                                               ---------------------------------

          IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                        QPASS INC.


                                        By: /s/ D. Chase Franklin
                                            ------------------------------------
                                        Name:  D. Chase Franklin
                                               ---------------------------------
                                        Title: CEO
                                               ---------------------------------


                                        RAY A. ROTHROCK


                                        By: /s/ Ray A. Rothrock
                                            ------------------------------------
                                        Name:  Ray A. Rothrock
                                               ---------------------------------
                                        Title:
                                               ---------------------------------

                                LIST OF SCHEDULES

Schedule A-1          - List of Employees Signing Employment Agreements at Signing
Schedule A-2          - List of Employees-Shareholders signing Non-Competition and Non-
                        Solicitation Agreements at Signing
Schedule A-3          - List of Company Entity Representatives
Schedule A-4          - List of Employees Signing Employment Agreements at Closing
Schedule A-5          - Form of Confidentiality, Non-Solicitation, Non-Competition Promises
                        and Obligations Agreement
Schedule B            - Certain Actions by the Company
Schedule 1.4(b)(ix)-1 - List of required Novations or Consents
Schedule 1.4(b)(ix)-2 - List of contracts to be terminated
Schedule 1.4(b)(ix)-3 - List of contracts to be amended
Schedule 1.4(b)(xii)  - List of Company Optionholders
Schedule 2.2(a)       - Company Capital Stock subject to Escrow or Company Holdback
Schedule 2            - Company Disclosure Letter
Schedule 4.3          - ARTICLE IV Points of Contact

                                LIST OF EXHIBITS

Exhibit A-1           - List of Initial Signatories to Company Shareholder Consent
Exhibit A-2           - Form of Company Shareholder Consent
Exhibit A-3           - Form of Voting Agreement
Exhibit B             - Form of Articles of Merger and Plan of Merger
Exhibit C             - Form of Escrow Agreement
Exhibit D-1           - Form of Legal Opinion of Counsel to the Company
Exhibit D-2           - Form of Legal Opinion of Counsel to Qpass Austria GmbH
Exhibit D-2           - Form of Legal Opinion of Counsel to Qpass UK Limited
Exhibit E             - Form of Parachute Payment Waiver
Exhibit F             - Form of IRS Notice
Exhibit G             - Form of FIRPTA Notice
Exhibit H             - Form of Company Optionholder Letter of Consent
Exhibit I             - Form of Letter of Transmittal

                                   EXHIBIT A-3

                        FORM OF COMPANY VOTING AGREEMENT


         This VOTING AGREEMENT (this "Agreement") is entered into as of the ___ day of April, 2006, by and between Amdocs Limited, a limited liability company organized under the laws of the Island of Guernsey, Channel Islands ("Acquiror"), Amdocs Thesaurus, Inc., a Washington corporation and an indirect wholly-owned subsidiary of Acquiror ("Sub") and the undersigned Shareholder ("Shareholder") of Qpass, Inc., a Washington corporation (the "Company"). Terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below). If the terms of this Agreement conflict in any way with the provisions of the Merger Agreement (defined below), then the provisions of the Merger Agreement shall control.

                                    RECITALS

         WHEREAS, the execution and delivery of this Agreement by the Shareholder is a material inducement to the willingness of Acquiror and Sub to enter into that certain Agreement and Plan of Merger, of even date hereof, by and among Acquiror, Sub, the Company and Shareholders' Agent (as defined therein) (the "Merger Agreement"), pursuant to which Sub will merge with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary, directly or indirectly, of Acquiror, upon the terms and subject to the conditions set forth therein;

         WHEREAS, as of the date hereof, the Shareholder is (i) the record and beneficial owner and has the sole right to vote and dispose of the Company Capital Stock set forth on the signature page hereto (the "Shares") and (ii) is the owner of options to acquire Company Capital Stock set forth on the signature page hereto (each, an "Option" and together, the "Options"); and

         WHEREAS, Shareholder understands and acknowledges that the Company, Sub and Acquiror are entitled to rely on (i) the truth and accuracy of Shareholder's representations contained herein and (ii) Shareholder's performance of the obligations set forth herein.

         NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.       TRANSFER AND OTHER RESTRICTIONS.


         1.1. For as long as the Merger Agreement is in effect, the Shareholder agrees that, except as specifically provided in this Agreement or the Merger Agreement, such Shareholder shall not:

                  1.1.1. directly or indirectly, transfer (except as may be specifically required by court order or by operation of law), assign, sell, exchange, pledge or otherwise dispose of or encumber or in any other way reduce such Shareholder's risk of ownership or investment in the Shares, Options or New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date; provided, however that Stockholder may, if Stockholder is a private equity fund, distribute Shares and New Shares to its partners, members and equity holders (a "Permitted Transfer"), provided, however, that any such transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in writing to be bound by all of the terms of this Agreement.


                           As used herein, the term "Expiration Date" shall mean the earlier of (i) the Effective Time, and (ii) the termination of the Merger Agreement in accordance with the provisions of Article VII of the Merger Agreement.

                  1.1.2. directly or indirectly, grant any proxies or powers of attorney with respect to any of the Shares, Options or New Shares, deposit any of the Shares into a voting trust, or enter into a voting agreement with respect to any of the Shares.

                  1.1.3.   directly or indirectly, take any action that would
                           (a) make any representation or warranty contained herein untrue or incorrect, or (b) have the effect of impairing the ability of Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby.

         1.2. New Shares. Without limiting the provisions of the Merger Agreement, any shares of Company Capital Stock that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date, including by reason of any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction (collectively, the "New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2. AGREEMENT TO VOTE SHARES. Prior to the Expiration Date, at every meeting of the shareholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company with respect to any of the following, the Shareholder shall vote the Shares and any New Shares (a) in favor of approval of the Merger and adoption of the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or that would preclude fulfillment of a condition precedent under the Merger Agreement to the Company's, Sub's or Acquiror's obligation to consummate the Merger and (c) against any Adverse Proposal; provided, however, that nothing in this Agreement shall preclude the Shareholder from exercising full power and authority to vote the Shares and any New Shares in the Shareholder's sole discretion for or against any proposal submitted to a vote of the Company's shareholders to approve any payment which would, in the absence of such approval, constitute a parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code").


         For purposes of this Agreement, the term "Adverse Proposal" means (i) any Acquisition Proposal (as such term is defined in Section 5.2 of the Merger Agreement), and (ii) any other matter that might reasonably be expected to impede, delay or materially and adversely affect the contemplated economic benefits to Acquiror and Sub of the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement.

3.       IRREVOCABLE PROXY.


         3.1. Concurrently with the execution and delivery of this Agreement, Shareholder shall deliver to Acquiror a duly executed proxy in the form attached hereto as Exhibit A (the "Proxy") with respect to each and every meeting of shareholders of the Company or action or approval by written resolution or consent of shareholders of the Company covering the total number of Shares and New Shares in respect of which Shareholder is entitled to vote at any such meeting or in connection with any such written consent. Notwithstanding anything to the contrary in this Agreement, such Proxy shall not apply to any proposal submitted to a vote of the Company's shareholders to approve any payment which would, in the absence of such approval, constitute a parachute payment under
                  Section 280G of the Code, and Shareholder shall continue to have full power and authority to vote the Shares and any New Shares in Shareholder's sole discretion for or against any such proposal. Upon the execution of this Agreement by Shareholder, (i) Shareholder hereby revokes any and all prior proxies (other than the Proxy) given by Shareholder with respect to the subject matter contemplated by Section 2 hereof and Acquiror hereby consents to the revocation of any and all such prior proxies given by Shareholder to Acquiror with respect to such subject matter, and (ii) Shareholder shall not grant any subsequent proxies with respect to such subject matter until after the Expiration Date.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SHAREHOLDER. Shareholder hereby represents, warrants and covenants to Acquiror and Sub as follows, which representations and warranties are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date and will be accurate in all respects as of the Closing as if made at that time:

         4.1. Shareholder is the record and beneficial owner of that number of outstanding Shares set forth herein, and is the owner of the number of Options set forth herein, and, except as otherwise set forth on the signature page hereto, (i) has held such Company Capital Stock at all times since the date of this Agreement, and (ii) did not acquire any shares of Company Capital Stock in contemplation of the Merger. The Shares constitute Shareholder's entire interest in all the outstanding shares of Company Capital Stock. No person not a signatory to this Agreement has a beneficial interest in or a right to acquire or vote any of the Shares (other than, if Shareholder is a partnership, the rights and interest of persons and entities that own partnership interests in Shareholder under the partnership agreement governing Shareholder and applicable partnership law). The Shares are and will be at all times up until the Expiration Date free and clear of any and all liens, claims, options, charges or other encumbrances. Stockholder's principal residence or place of business is set forth on the signature page hereto.

         4.2. Shareholder has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Shareholder and the consummation by Shareholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Shareholder. This Agreement has been duly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, fraudulent conveyance, moratorium and similar laws affecting creditors' rights and remedies generally and (b) general principles of equity.

         4.3. The execution and delivery of this Agreement by Shareholder do not, and the performance of this Agreement by Shareholder will not: (a) conflict with or violate any order, decree or judgment applicable to Shareholder or by which Shareholder or any of Shareholder's properties or Shares is bound or affected; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any encumbrance on, any of the Shares or Options pursuant to any contract to which Shareholder is a party or by which Shareholder or any of Shareholder's properties (including the Shares) is bound or affected. The execution and delivery of this Agreement by Shareholder do not, and the performance of this Agreement by Shareholder will not, require any consent of any third party.

         4.4. Until the Expiration Date, Shareholder shall not (and shall use Shareholder's commercially reasonable efforts to cause the Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Shareholder or any of them, not to): (i) initiate, solicit, encourage or facilitate, directly or indirectly, any proposal, plan or offer by any person (other than Acquiror and its Affiliates) to acquire all or any substantial part of the business or properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate the Company or otherwise distribute to the shareholders of the Company all or any substantial part of the business, properties or capital stock of the Company or any subsidiary of the Company (any such proposal, plan or offer, an "Acquisition Proposal"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish information concerning the Company's business, properties or assets, or the business, properties or assets of any subsidiary of the Company, to any corporation, partnership, person or other entity or group under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect to any potential Acquisition Proposal. In the event Shareholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, Shareholder shall promptly inform Acquiror as to any such matter and the details thereof to the extent possible without breaching any other agreement to which Shareholder is a party or violating its fiduciary duties.

         4.5. Shareholder understands and agrees that, pursuant to the Merger Agreement, (i) Shareholder has certain obligations to indemnify Acquiror and certain other Indemnified Persons as and to the extent set forth in the Merger Agreement, and (ii) a portion of the merger consideration to which Shareholder would otherwise be entitled shall constitute security for those obligations and will be placed into escrow and governed by the provisions of the Merger Agreement and the Escrow Agreement. Shareholder hereby acknowledges, confirms and ratifies the appointment of the Shareholders' Agent as its agent with respect to all the matters provided for in the Merger Agreement and the Escrow Agreement and the authorization and empowerment of the Shareholders' Agent to act on Shareholder's behalf and in its stead, and to bind Shareholder, with respect to all the matters provided for in the Merger Agreement and the Escrow Agreement, in each case as and to the extent set forth in the Merger Agreement. If not a party to the Merger Agreement or the Escrow Agreement, Shareholder further agrees to be bound by all of the provisions of the Merger Agreement and the Escrow Agreement, including the provisions thereof relating to the limitation of liability of the Escrow Agent and the

                  Shareholders' Agent, the assertion of claims and the resolutions of disputes, to the same extent as though it were a party to both such agreements.


5. CONSENT AND WAIVER; TERMINATION OF EXISTING AGREEMENTS. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement or instrument to which Shareholder is a party or subject or in respect of any rights Shareholder may have in connection with the Merger or the other transactions provided for in the Merger Agreement (whether such rights exist under the certificate of incorporation or bylaws of the Company, any contract or commitment of the Company, under statutory or common law or otherwise) other than waivers of any rights expressly provided for in the Merger Agreement or this Agreement. Without limiting the generality or effect of the foregoing, Shareholder hereby waives any and all rights to contest or object to the execution and delivery of the Merger Agreement and the consummation of the Merger and the other transactions provided for in the Merger Agreement, or to seek damages or other legal or equitable relief in connection therewith. If and to the extent Shareholder is a party to any of the following agreements, Shareholder hereby agrees to the termination of each of the following agreements, such termination to be effective immediately prior to the Effective Time: (a) Eighth Amended and Restated Investor Rights Agreement made as of February 23, 2004 by and between the Company and the holders of the Company's securities set forth on the signature pages thereto and (b) the Seventh Amended and Restated Shareholders' Agreement made as of February 23, 2004 by and between the Company and the holders of the Company's securities set forth on the signature pages thereto. From and after the Effective Time, Shareholder's right to receive the cash consideration payable in connection with the consummation of the Merger on the terms and subject to the conditions set forth in the Merger Agreement and the Escrow Agreement shall constitute Shareholder's sole and exclusive right against the Company and/or Acquiror in respect of Shareholder's ownership of the Shares or status as a shareholder of the Company or any agreement or instrument with the Company pertaining to the Shares or Shareholder's status as a shareholder of the Company. Shareholder acknowledges and understands that Shareholder's execution and delivery of this Agreement, together with the execution and delivery of all other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, will bind a sufficient number of shares of Company Capital Stock to secure the required vote of the Company's shareholders to approve the Merger and adopt the Merger Agreement. Shareholder agrees not to make any claim that the execution and delivery of this Agreement by Shareholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, breaches any fiduciary duty of the board of directors of the Company or any member thereof.

6.       RELEASES.


         6.1. THE SHAREHOLDER, SEVERALLY AND NOT JOINTLY, ON HIS, HER OR ITS OWN BEHALF AND ON BEHALF OF ANY SPOUSE, HEIRS, LEGAL REPRESENTATIVES, AFFILIATES AND ASSIGNS ("SHAREHOLDER AFFILIATES"), HEREBY FULLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES, RELEASES, AND DISCHARGES THE COMPANY, ITS PRESENT AND FORMER SUBSIDIARIES, DIVISIONS, DEPARTMENTS, PREDECESSORS, PARTNERS, JOINT VENTURERS, DIRECTORS, OFFICERS, SHAREHOLDERS, AGENTS, EMPLOYEES, SUCCESSORS, ASSIGNS, AND ANY AND ALL OTHER AFFILIATES, INCLUDING, AFTER THE EFFECTIVE TIME,ACQUIROR AND SUB (COLLECTIVELY REFERRED TO HEREINAFTER AS "COMPANY AFFILIATES") FROM ANY AND ALL CLAIMS, RIGHTS, DEMANDS, DEBTS, OBLIGATIONS, DAMAGES, CAUSES OF ACTION, OR ACCOUNTINGS OF

                  WHATEVER NATURE ("SHAREHOLDER CLAIMS") WHICH HE, SHE OR IT MAY HAVE, MAY HAVE HAD, OR, IN THE FUTURE, MAY BELIEVE HE, SHE, OR IT HAD, AGAINST ANY COMPANY AFFILIATES ARISING PRIOR TO THE EFFECTIVE TIME OF THE MERGER, WHETHER KNOWN OR UNKNOWN, ASSERTED OR UNASSERTED, SUSPECTED OR UNSUSPECTED, FIXED OR CONTINGENT, ACCRUED OR UNACCRUED; PROVIDED, HOWEVER, THAT THE FOREGOING WAIVERS, RELEASES AND DISCHARGES DO NOT AFFECT IN ANY RESPECT (A) ANY SHAREHOLDERS' RIGHTS ARISING FROM THE MERGER AGREEMENT, THE ESCROW AGREEMENT (AS DEFINED IN THE MERGER AGREEMENT) OR ANY AGREEMENTS CONTEMPLATED THEREBY (INCLUDING, WITHOUT LIMITATION ANY EMPLOYMENT AGREEMENT ENTERED INTO BY THE SHAREHOLDER), (B) THE RIGHT TO PAYMENT OF WAGES OR FEES OWED TO SUCH SHAREHOLDER ON OR PRIOR TO THE DATE HEREOF, IN RESPECT OF SERVICES PERFORMED BY SHAREHOLDER IN THE ORDINARY COURSE OF THE COMPANY'S BUSINESS AS A DIRECTOR, OFFICER OR EMPLOYEE OF THE COMPANY (INCLUDING, WITHOUT LIMITATION, AMOUNTS PAYABLE UNDER THE COMPANY'S 2005 EMPLOYEE INCENTIVE PLAN), OR (C) ALL RIGHTS TO INDEMNIFICATION, ADVANCEMENT OF LITIGATION EXPENSES AND LIMITATION OF PERSONAL LIABILITY EXISTING IN FAVOR OF SUCH SHAREHOLDER PRIOR TO THE EFFECTIVE TIME, UNDER THE PROVISIONS OF THE MERGER AGREEMENT, IN THE COMPANY'S ARTICLES OF INCORPORATION OR BYLAWS OR ANY INDEMNIFICATION AGREEMENT.

         6.2. Shareholder hereby represents and warrants that (i) Shareholder does not have any claims, demands or causes of action against any Company Affiliates that are not released in this Section, (ii) Shareholder has not sold, assigned, or otherwise disposed of any Shareholder Claims, in whole or in part, voluntarily or involuntarily, (iii) the release in this
                  Section is the complete, full, and final compromise of all rights by Shareholder with respect to any Shareholder Claims, and (iv) Shareholder has conducted all inquiry and analysis necessary to ensure that the intended scope of the above releases is complete and not subject to any later contention of lack of knowledge or realization of unknown claims. Shareholder hereby covenants and agrees that neither Shareholder nor any Shareholder Affiliates will, directly or indirectly, assert any claims or demand, or commence, institute or cause to be commended any proceeding against any of the Company Affiliates based upon or in connection with any Shareholder Claims. Shareholder waives any rights Shareholder may have under any statute or common law principle that would limit the effect of the above releases to matters actually known or suspected to exist at the time of this Agreement, or that would otherwise limit the scope and breadth of the above releases in any way. These releases will be construed as general releases. The types of matters constituting released claims include rights under any law that provides that a general release does not extend to claims which a releasing party does not know of or suspect to exist in its favor at the time of execution of the release, which if known would have affected its release agreement with the released party.

         6.3. The undersigned acknowledges and agrees that after the Effective Time, the undersigned's rights to indemnification shall ONLY be as set forth in the Merger Agreement.

7. CONFIDENTIALITY. Shareholder shall hold any information regarding this Agreement and the Merger in strict confidence and shall not divulge any such information to any third person until such time as the Merger has been publicly disclosed by Acquiror.

8.       MISCELLANEOUS.


         8.1. SURVIVAL. The provisions of this Agreement (other than the provisions of Sections 1, 2 and 3) shall survive the Effective Time and the closing of the transactions contemplated by the Merger Agreement indefinitely.

         8.2. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):


                    (a)   If to Acquiror or Sub, to:

                          Amdocs Limited
                          Suite 5, Tower Hill House
                          Le Bordage, St. Peter Port
                          Island of Guernsey GY1 3QT
                          Channel Islands
                          Attention:  Thomas G. O'Brien, Treasurer and Secretary
                          Facsimile No.:   +44-1481-723279
                          Telephone No.:   +44-1481-728444

                          with a mandatory copy to:
                          c/o Amdocs Inc.
                          Timberlake Corporate Center
                          1390 Timberlake Manor Parkway
                          Chesterfield, Missouri MO 63017-6041
                          Attention:  Thomas G. O'Brien, Treasurer and Secretary
                          Facsimile No.:   +314-212-7092
                          Telephone No.: +314-212-8328

                          with a copy (which shall not constitute notice) to:

                          WilmerHale
                          399 Park Avenue
                          New York, NY 10022 USA
                          Attention:  Robert A. Schwed
                          Facsimile No.:  +212-230-8888
                          Telephone No.:  +212-937-7276


                    (b) If to Shareholder, at the address set forth below
                        Shareholder's signature at the end hereof.

         8.3. INTERPRETATION. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written.

         8.4. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties hereto; it being understood that all parties need not sign the same counterpart.

         8.5. ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (including the Proxy) (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any person other than the parties hereto any rights or remedies hereunder; provided, however, that the provisions of Section 6 are intended to inure to the benefit of, and to be enforceable by, the Released Parties. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Shareholder without the prior written consent of Acquiror, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of Acquiror hereunder, may be assigned or delegated in whole or in part by Acquiror without the consent of or any action by Shareholder upon notice by Acquiror to Shareholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns (including any person to whom any Shares are sold, transferred or assigned).

         8.6. AMENDMENT; WAIVER. Subject to the provisions of applicable law, the parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. At any time, any party hereto may, to the extent legally allowed, waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

         8.7. SPECIFIC ENFORCEMENT. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         8.8. SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto further agree to use their commercially reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

         8.9. REMEDIES CUMULATIVE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

         8.10. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of Washington without reference to such state's principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Washington, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

         8.11. RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

         8.12. ADDITIONAL DOCUMENTS, ETC. Shareholder shall execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Acquiror, to carry out the purpose and intent of this Agreement. Without limiting the generality or effect of the foregoing or any other obligation of Shareholder hereunder, Shareholder hereby authorizes Acquiror to deliver a copy of this Agreement to the Company and hereby agrees that each of the Company and Acquiror and Sub may rely upon such delivery as conclusively evidencing the consents, waivers and terminations of Shareholder referred to in Section 5, in each case for purposes of all agreements and instruments to which such consents, waivers and/or terminations are applicable or relevant.

         8.13.    TERMINATION. If the Merger Agreement is terminated pursuant to
                  Article VII thereof, then this Agreement shall terminate concurrently therewith.

                           - SIGNATURE PAGE FOLLOWS -

         IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.


                               SHAREHOLDER:

                               --------------------------------------------------------
                               (Print Name of Shareholder)


                               --------------------------------------------------------
                               (Signature)


                               --------------------------------------------------------
                               (Print name and title if signing on behalf of an entity)


                               --------------------------------------------------------
                               (Print Address)


                               --------------------------------------------------------
                               (Print Address)


                               --------------------------------------------------------
                               (Print Telephone Number)


                               --------------------------------------------------------
                               (Social Security or Tax I.D. Number)


                               Shares and Options beneficially owned on the date hereof:


                               _________ shares of Common Stock


                               _________ shares of Series A Convertible Participating
                               Preferred Stock, par value $0.01 per share, of the Company


                               _________ shares of Series B Convertible Participating
                               Preferred Stock, par value $0.01 per share, of the Company


                               _________ shares of Series C Convertible Participating
                               Preferred Stock, par value $0.01 per share, of the Company


                               _________ Options to purchase Company Capital Stock


                       SIGNATURE PAGE TO VOTING AGREEMENT

         IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.



                               AMDOCS LIMITED

                                    By:_____________________

                                    Name:___________________

                                    Title:__________________



                               AMDOCS THESAURUS, INC.


                                    By:_____________________

                                    Name:___________________

                                    Title:__________________

                                    EXHIBIT A


                                IRREVOCABLE PROXY

                     TO VOTE SHARES OF STOCK OF [MOSS], INC.


         The undersigned Shareholder of Qpass, Inc., a Washington corporation (the "Company"), hereby irrevocably (to the fullest extent permitted by Title 23B.19 Revised Code of Washington, ("RCW")) appoints the members of the Board of Directors of Amdocs Limited, a company organized under the laws of the Island of Guernsey, Channel Islands ("Acquiror"), and each of them, or any other designee of Acquiror, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of the Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned Shareholder of the Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

         This Irrevocable Proxy is irrevocable (to the fullest extent provided in the RCW), is coupled with an interest, including, but not limited to, that certain Voting Agreement dated as of even date herewith by and between Acquiror and the undersigned, and is granted in consideration of Acquiror entering into that certain Agreement and Plan of Merger, dated as of the ___ day of April 2006, by and among Acquiror, Amdocs Thesaurus, Inc., a wholly-owned subsidiary of Acquiror ("Sub") and Ray A. Rothrock, as the agent of the shareholders of the Company (the "Shareholders' Agent"), pursuant to which Sub will merge with and into the Company (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

         The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the RCW), at every annual, special or adjourned meeting of the shareholders of the Company and in every written consent in lieu of such meeting as follows: (a) in favor of approval of the Merger and adoption of the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger, (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement or that would preclude fulfillment of a condition precedent under the Merger Agreement to the Company's or Acquiror's obligation to consummate the Merger and (c) against any Adverse Proposal (as defined below). However, this Irrevocable Proxy shall not apply to any proposal submitted to the Company's shareholders to approve any payment which would, in the absence of such approval, constitute parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended, and the undersigned Shareholder shall continue to have full power and authority to vote the Shares in the undersigned's sole discretion for or against any such proposal. For purposes of this Irrevocable Proxy, the term "Adverse Proposal" means (i) any proposal, plan or offer by any person (other than Acquiror and each direct or indirect wholly owned subsidiary of Acquiror) to acquire all or any substantial part of the business or properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate the Company or otherwise distribute to the shareholders of the Company all or any substantial part of the business, properties or capital stock of the Company or any subsidiary of the Company and (ii) any other matter that might reasonably be expected to impede, delay or materially and adversely affect the contemplated economic benefits to Acquiror of the Merger or any of the other transactions contemplated by the Merger Agreement.

         The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned Shareholder may vote the Shares on all other matters.

         All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.



                           - SIGNATURE PAGE FOLLOWS -

         This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable. This Irrevocable Proxy may not be amended or otherwise modified without the prior written consent of Acquiror. This Irrevocable Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:  ____________, 2006

                               --------------------------------------------------------
                               (Print Name of Shareholder)


                               --------------------------------------------------------
                               (Signature of Shareholder)


                               --------------------------------------------------------
                               (Print name and title if signing on behalf of an entity)


                               --------------------------------------------------------
                               Shares and Options beneficially owned on the date hereof:


                               _________ shares of Common Stock


                               _________ shares of Series A Convertible Participating
                               Preferred Stock, par value $0.01 per share, of the Company


                               _________ shares of Series B Convertible Participating
                               Preferred Stock, par value $0.01 per share, of the Company


                               _________ shares of Series C Convertible Participating
                               Preferred Stock, par value $0.01 per share, of the Company


                               _________ Options to purchase Company Capital Stock



                     - SIGNATURE PAGE TO IRREVOCABLE PROXY -

                                  EXHIBIT C

                           FORM OF ESCROW AGREEMENT


                  This ESCROW AGREEMENT (this "AGREEMENT") is made as of this __ day of April 2006, by and among _____________ ("ESCROW AGENT"), Amdocs Limited, a limited liability company organized under the laws of the Island of Guernsey, Channel Islands ("ACQUIROR") and Ray A. Rothrock, as agent (the "SHAREHOLDERS' AGENT") for and on behalf of the Effective Time Holders (individually a "HOLDER" and collectively the "HOLDERS").

                  Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below). If the terms of this Agreement conflict in any way with the provisions of the Merger Agreement, then the provisions of the Merger Agreement shall control. This Agreement shall become effective as of the Effective Time.

                                    RECITALS

                  A. Acquiror, Amdocs Thesaurus, Inc., a Washington corporation and an indirect wholly-owned subsidiary of Acquiror ("SUB"), and Qpass Inc., a Washington corporation (the "COMPANY"), have entered into that certain Agreement and Plan of Merger, dated as of the ____ date of April 2006 (the "MERGER AGREEMENT"), a copy of which is attached hereto as Annex A, pursuant to which Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the "MERGER").

                  B. Pursuant to Sections 1.10(c)(v) and 8.1 of the Merger Agreement, US$33,000,000 (the "ESCROW CASH") and US$100,000 (the "EXPENSE FUND") is to be delivered to and deposited with the Escrow Agent and held in an escrow fund (the Escrow Cash together with any interest and other income earned on the Escrow Cash, shall be referred to as the "ESCROW FUND"). The Escrow Fund is held to secure the performance of the Holders' indemnification obligations under the Merger Agreement. The Escrow Fund shall be governed by the provisions set forth herein and in the Merger Agreement. The Escrow Fund and the Expense Fund together are referred to as the "TOTAL FUND".

                  C. The Shareholders' Agent has been appointed as agent for, and to act on behalf of, the Holders to undertake certain obligations specified in the Merger Agreement.

                  D. The parties hereto desire to set forth additional terms and conditions relating to the operation of the Escrow Fund.

                  NOW, THEREFORE, in consideration of the premises and the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:


                  1. Escrow Fund.

                  (a) Pursuant to Sections 1.10(c)(v) and 8.1 of the Merger Agreement, on the Closing Date (i) Acquiror shall make or cause to be made available through its Affiliates to the Escrow Agent, the Securityholders Escrow Cash and the Expense Fund; and (ii) the Company shall deposit with the Exchange Agent the Other Escrow Cash. Concurrently with such deposit, Acquiror shall deliver to the Escrow Agent a spreadsheet (the most recent such spreadsheet at any particular time, shall be referred to as the "ESCROW SPREADSHEET"). The Escrow Spreadsheet may be a component sheet of the Spreadsheet contemplated by
Section 5.9 of the Merger Agreement. The Escrow Spreadsheet shall set forth (i) the name, address and taxpayer identification number of each Holder, and (ii) the Pro Rata Share of each Holder in the Escrow Fund (each, the "HOLDER'S PRO RATA SHARE"). The Escrow Agent agrees to accept delivery of the Escrow Cash and to hold such Escrow Cash in escrow subject to the terms and conditions of this Agreement and the Merger Agreement. The Escrow Agent also agrees to accept delivery of the Expense Fund and to hold such Expense Fund in escrow for use as directed by the Shareholders Agent pursuant to the terms and conditions of this Agreement and the Merger Agreement, in particular Section 8.7(c) of the Merger Agreement. The Expense Fund is not available to secure Indemnifiable Damages.

                  (b) As of any particular time, the Escrow Agent may assume, without inquiry, that the Escrow Cash and the Expense Fund that shall have been or caused to be deposited with the Escrow Agent by Acquiror and the Company is all of the Escrow Cash required to be held in the Total Fund by the Escrow Agent and that the last such Escrow Spreadsheet the Escrow Agent shall have received from Acquiror remains correct and in full force and effect. The Escrow Cash and the Expense Fund shall be held and distributed by the Escrow Agent in accordance with the provisions of the Merger Agreement and this Agreement. Neither the Escrow Cash nor the Expense Fund or any beneficial interest therein may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by the Escrow Agent or by any Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of the Escrow Agent or any Holder, prior to the distribution to such Holder of such Holder's Pro Rata Share (or a portion thereof) of such Escrow Cash or Expense Fund, as the case may be, by the Escrow Agent in accordance with this Agreement, if any.

         2. Rights and Obligations of the Parties. The Escrow Agent shall be entitled to such rights and shall perform such duties in its capacity as the escrow agent, as set forth herein and as set forth in the Merger Agreement (collectively, the "DUTIES"), in accordance with the provisions of this Agreement and the Merger Agreement. Acquiror, Sub and the Shareholders' Agent shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in the Merger Agreement, in accordance with the provisions of this Agreement and the Merger Agreement.

         3. Escrow Period. The period during which indemnification claims under the Merger Agreement may be initiated against the Escrow Fund depends on the type of claim (each such applicable period, the "CLAIMS PERIOD"):

                  (a) claims pursuant to Sections 8.2(i) through (x) of the Merger Agreement may be initiated against the Escrow Fund during the 12 months period following the Closing Date (the "ESCROW PERIOD"); and

                  (b) claims involving Section 2.2 (Capital Structure), Section
2.12 (Tax) and/or pursuant to any of Sections 8.2(iii) through (x) and/or resulting from or in connection with fraud, willful breach or intentional misrepresentation, may be initiated against the Escrow Fund during the twenty four (24) months period following the Closing Date (such additional twelve (12) month period beyond the Escrow Period, the "ADDITIONAL ESCROW PERIOD").

         Notwithstanding the foregoing, all or a portion of the Escrow Fund may be retained beyond the Claims Period as provided in Sections 5, 6 and 7 hereof and Section 8.4 of the Merger Agreement. As soon as practicable after the Effective Time, the Acquiror shall deliver to the Escrow Agent a certificate certifying the Effective Time and the Closing Date (without failure of delivery of such notice impairing or modifying any of the rights set forth herein or in the Merger Agreement).

         4. Duties of Escrow Agent.

                  In addition to the Duties set forth in the Merger Agreement, the Duties of the Escrow Agent shall include the following:

                  (a) The Escrow Agent shall (i) safeguard and treat the Total Fund as a trust fund in accordance with the provisions of this Agreement and not as the property of Acquiror, and shall hold the Total Fund in a separate account, apart from any other funds or accounts of the Escrow Agent or any other Person, and (ii) hold and dispose of the Total Fund only in accordance with the provisions of this Agreement.

                  (b) The Duties of the Escrow Agent with respect to the Escrow Cash may be altered, amended, modified or revoked only by a writing signed by Acquiror, the Escrow Agent and the Shareholders' Agent.

                  (c) The Duties of the Escrow Agent with respect to the Expense Fund may be altered, amended, modified or revoked only by a writing signed by the Escrow Agent and the Shareholders' Agent.

         5. Distributions from Escrow Fund to Acquiror.

                  (a) On or before the last day of the Claims Period, Acquiror (on behalf of itself or any other Indemnified Person) may deliver to the Escrow Agent a certificate signed by any officer of Acquiror (an "OFFICER'S CERTIFICATE"):

                           (i) stating that an Indemnified Person has incurred,
                  paid, reserved or accrued, or reasonably anticipates that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to Tax matters, that any Tax Authority may reasonably be expected to raise such matter in an audit of Acquiror or its Affiliates, which could give rise to Indemnifiable Damages, which audit is in progress at the time the Officer's Certificate is delivered or for which notification of intent to commence such audit has been received by an Indemnified Person);

                           (ii) stating the amount of such Indemnifiable Damages
                  (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably anticipated by Acquiror to be incurred, paid, reserved or accrued); and

                           (iii) specifying in reasonable detail (based upon the
                  information then possessed by Acquiror) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

                  No delay in providing such Officer's Certificate within the Claims Period shall affect an Indemnified Person's rights hereunder, unless (and then only to the extent that) the Shareholders' Agent or the Effective Time Holders are materially prejudiced thereby. The Escrow Agent may rely on such Officer's Certificate without inquiry.

                  (b) At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Shareholders' Agent by or on behalf of Acquiror (on behalf of itself or any other Indemnified Person) and for a period of 30 days after such delivery to the Escrow Agent of such Officer's Certificate, the Escrow Agent shall make no payment pursuant to this Agreement or Section 8.5 of the Merger Agreement, unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. After the expiration of such 30-day period, the Escrow Agent shall make delivery of cash from the Escrow Fund to Acquiror in accordance with in accordance with the instructions set forth in the applicable Officer's Certificate; provided, however, that no such delivery may be made if and to the extent the Shareholders' Agent shall in good faith object in a written statement to any claim or claims made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such 30-day period.

                  (c) If the Shareholders' Agent in good faith objects in writing to any claim or claims by Acquiror made in any Officer's Certificate within such 20-day period, Acquiror and the Shareholders' Agent shall attempt in good faith for 20 days after Acquiror's receipt of such written objection to resolve such objection. If Acquiror and the Shareholders' Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and the Escrow Agent shall distribute Escrow Cash from the Escrow Fund in accordance with the terms of such memorandum.

                  (d) If no such agreement can be reached during such period 20-day following good faith negotiation, but in any event upon the expiration of such 20-day period, either Acquiror (or any of its Affiliates) or the Shareholders' Agent may bring suit in the competent courts having jurisdiction in accordance with Section 16(f) hereof to resolve the matter. The decision of the trial court as to the validity and amount of any claim in such Officer's Certificate shall be non-appealable, binding and conclusive upon the parties to this Agreement and the Escrow Agent shall be entitled to act in accordance with such decision and the Escrow Agent shall distribute Escrow Cash from the Escrow Fund in accordance therewith. Payment of the expenses and fees of the parties in connection with any suit brought hereunder shall be made in accordance with
Section 8.6(c) of the Merger Agreement.

                  (e) Such portion of the Escrow Fund at the conclusion of the Additional Escrow Period as may be necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Officer's Certificate(s) delivered to the Shareholders' Agent and the Escrow Agent prior to expiration of the Additional Escrow Period (the "RESERVE AMOUNT") shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. For purposes of determining the Reserve Amount at the conclusion of the Additional Escrow Period Acquiror shall be assumed to be entitled to the full amount of Indemnifiable Damages stated in such Officer's Certificate(s). Any Reserve Amount shall be available to Acquiror only for the specific claim or claims for Indemnifiable Damages for which such Reserve Amount was retained upon the expiration of the Additional Escrow Period.

         6. Distributions from Expense Fund and Escrow Fund to Shareholders' Agent.

                  (a) The Shareholders' Agent may recover from the Expense Fund, all reasonable costs and expenses incurred by the Shareholders' Agent in connection with the performance of his duties set forth in the Merger Agreement. In connection with amounts payable to the Shareholders' Agent for fees and expenses incurred in excess of the Expense Fund pursuant to Section 8.7(b) of the Merger Agreement and subject to the prior right of the Indemnified Persons to make claims for Indemnifiable Damages and retain any amount for pending indemnification claims, the Shareholders' Agent may, with the written consent of the Holders entitled to a majority in interest in the Escrow Fund, recover such fees and expenses from the Escrow Fund prior to any payment to the Effective Time Holders under Section 8.4 of the Merger Agreement and Section 7 of this Agreement. The Escrow Agent shall be entitled to rely on a certificate signed by the Shareholders' Agent and the Acquiror setting forth the agreement of the respective parties to pay the Shareholders' Agent's additional costs and expenses from the Escrow Fund (which shall be delivered to the Escrow Agent prior to the expiration of Claims Period) and shall distribute the funds from the Escrow Fund in accordance with the terms thereof, Section 8.4 of the Merger Agreement and this Section 6.

         7. Distributions from Escrow Fund and Expense Fund to Holders.

                  (a) As promptly as practicable after the expiration of the Additional Escrow Period, and in any event no later than 20 days after such expiration, such portion of the then remaining Escrow Fund in excess of the Reserve Amount shall be paid to the Holders (other than any Holder that is an Other Escrow Participant with respect to such Holder's Other Escrow Participants Pro Rata Percentage, which shall be paid in accordance with subsection (b) below) at their respective addresses as reflected in the Escrow Spreadsheet in accordance with each such Holder's Pro Rata Share.

                  (b) All amounts payable to Other Escrow Participants shall be paid as provided in this subsection (b). The aggregate amount payable to Other Escrow Participants shall be paid to the Acquiror (or such direct or indirect subsidiary of the Acquiror as directed by Acquiror) concurrently with such payment to Holders pursuant to subsection (a) above. The Acquiror or such subsidiary shall then pay with its next regular payroll cycle amounts to the Other Escrow Participants based on such Other Escrow Participants Pro Rata Percentage of the Remaining Escrow Fund, subject to withholding required by applicable law.

                  (c) Promptly following the resolution or satisfaction of any claim for Indemnifiable Damages relating to any portion of the Reserve Amount (and in any event no later than 20 days after such resolution or satisfaction), such portion of the Reserve Amount which shall have been retained following the expiration of the Additional Escrow Period with respect to such claim and that has not been distributed to an Indemnified Person in satisfaction of such claim, shall be paid to the Holders (other than any Holder that is an Other Escrow Participant with respect to such Holder's Other Escrow Participants Pro Rata Percentage, which shall be paid in accordance with subsection (b) above) at their respective addresses as reflected in the Escrow Spreadsheet in accordance with each such Holder's Pro Rata Share if and only to the extent that such portion of the Reserve Amount is not required to be retained in escrow to satisfy any other unresolved or unsatisfied claims for Indemnifiable Damages specified in any Officer's Certificate(s). No Reserve Amount shall be subject to any claim or right of offset, except with respect to any claim or claims for Indemnifiable Damages for which such Reserve Amount was retained upon expiration of the Additional Escrow Period.

                  (d) The Expense Fund shall be distributed as and when directed by the Shareholders' Agent. The Escrow Agent shall hold and safeguard the Expense Fund, shall treat such funds as trust funds in accordance with the terms of this Agreement and the Merger Agreement, and shall hold and dispose of the Expense Fund only in accordance with the terms hereof and of the Merger Agreement. The Expense Fund shall be available solely to, and delivered by the Escrow Agent upon the written instructions of, the Shareholders' Agent for the payment of all reasonable costs and expenses incurred by the Shareholders' Agent in performing his, her or its duties under this Agreement or the Merger Agreement. Upon the written instruction of the Shareholders' Agent, the Escrow Agent shall pay the balance of the Expense Fund (or any lesser amount set forth in such written instruction) to the Holders according to their Pro Rata Share (and to any Holder that is an Other Escrow Participant with respect to such Holder's Other Escrow Participants Pro Rata Percentage, in accordance with subsection (b) below).

         8. Withholding Rights; Tax Reporting Matters.

                  (a) The Exchange Agent shall be entitled to deduct and withhold from the Escrow Cash and from any other payments otherwise required pursuant to this Agreement, to the Holders or to the Acquiror (or to any Person on its account) such amounts in cash as the Exchange Agent is required to deduct and withhold with respect to any such deliveries and payments under the Internal Revenue Code of 1986, as may be amended from time to time, or any provision of federal, state, local, provincial or foreign Tax law and to request any necessary Tax forms, including IRS Form W-9 or the appropriate series of Form W-8, as applicable, or any other proof of exemption from withholding or any similar information, from any such recipient of payments. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such recipients in respect of which such deduction and withholding was made.

                  (b) Without derogating from clause (a) above, Acquiror agrees to provide the Escrow Agent with a certified tax identification number for Acquiror, and the Shareholders' Agent (on behalf of each of the Holders) agrees to provide the Escrow Agent with certified tax identification numbers for the Shareholders' Agent and each of the Holders, by furnishing appropriate Forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, "TAX REPORTING DOCUMENTATION") to the Escrow Agent within 30 days after the Closing Date. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as may be amended from time to time, or any provision of federal, state, local, provincial or foreign Tax law, to withhold a portion of any payments made to the Holders pursuant to this Agreement.

         9. Investment of Escrow Cash, Distributions Made or Received by Escrow Agent; Other Adjustments; Etc.

                  (a) The Escrow Agent shall hold the Escrow Cash and Expense Fund in escrow and shall invest the Escrow Cash and Expense Fund, together with any interest or other income thereon only in Permitted Investments (as hereinafter defined). "PERMITTED INVESTMENTS" shall mean the Escrow Agent's Insured Money Market Account or such other investments as may be specified from time to time by written instruction from Acquiror in the case of the Escrow Cash and the Shareholders' Agent in the case of the Expense Fund, provided, such other investments are: direct obligations of the United States government having maturities of 90 days or less; money market deposit accounts with United States banks, which may include the Escrow Agent, whose short-term debt ratings are not less than A-1/P-1; or money market funds that invest solely in direct obligations of the United States government and repurchase agreements. In the absence of written instructions from Acquiror to the contrary, the Escrow Funds will be invested in the Escrow Agent's Insured Money Market Account. The Escrow Agent or any of its Affiliates may charge their standard rate of commission or standard management fee in respect of any Escrow Funds invested in any Permitted Investments managed by them ("STANDARD FEES"). The Escrow Agent shall: (i) deduct any Standard Fees charged by the Escrow Agent or any of its Affiliates from the Escrow Fund, and (ii) upon written request by either the Acquiror or the Shareholders' Agent, provide to the Acquiror or the Shareholders' Agent (as applicable) details in writing of the methodology used to determine the Standard Fees charged by the Escrow Agent and its Affiliates. The Escrow Agent will act upon investment instructions the day that such instructions are received, provided the requests are communicated within a reasonably sufficient amount of time to allow the Escrow Agent to make the specified investment. Instructions received after an applicable investment cutoff deadline will be treated as being received by the Escrow Agent on the next business day, and the Escrow Agent shall not be liable for any loss arising directly or indirectly, in whole or in part, from the inability to invest funds on the day the instructions are received. The Escrow Agent shall not be liable for any loss incurred by the actions of third parties or by any loss arising by error or delay in the making of an investment or reinvestment, and the Escrow Agent shall not be liable for any loss of principal or income in connection therewith, unless such error or delay results from the Escrow Agent's fraud, gross negligence, willful misconduct or breach of this Agreement. As and when the Escrow Cash and any interest or other income thereon is to be released under this Agreement, the Escrow Agent shall cause the Permitted Investments to be converted into cash in accordance with its customary procedures and shall not be liable for any loss of principal or income in connection therewith. None of the parties hereto shall be liable for any loss of principal or income due to the choice of Permitted Investments in which the Escrow Cash is invested or the choice of Permitted Investments converted into cash pursuant to this Section 9.

                  (b) All interest and other income attributable to the Escrow Cash originally deposited in escrow ("ORIGINAL ESCROW CASH") shall be added to the Escrow Cash and be part of the Escrow Fund for all purposes hereunder. At the time of delivery to each Holder of such Holder's Pro Rata Share of any of the Original Escrow Cash that is distributable to all Holders hereunder, the Escrow Agent shall deliver to such Holder such Holder's Pro Rata Share of any interest and other income earned on such amount of the Original Escrow Cash distributable to all Holders hereunder, after deducting such Holder's Pro Rata Share of all commissions or management fees due in connection with the investment of the Escrow Cash. The parties acknowledge that for tax reporting purposes Acquiror shall be the owner of the Escrow Fund and all income attributable to the Original Escrow Cash, and interest thereon, held in the Escrow Fund by the Escrow Agent pursuant to this Agreement shall be allocable to Acquiror.

                  (c) All interest and other income attributable to the Expense Fund originally deposited in escrow shall be added to the Expense Fund and be part of the Expense Fund for all purposes hereunder.

         10. Exculpatory Provisions.

                  (a) The Escrow Agent shall be obligated only for the performance of its Duties and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for forgeries or false impersonations. The Escrow Agent shall not be liable for any act done or omitted in good faith hereunder as escrow agent, except for fraud, gross negligence, willful misconduct or breach of this Agreement. The Escrow Agent shall in no case or event be liable for any representations or warranties of the Company, Sub or Acquiror or for punitive, incidental or consequential damages. Any act done or omitted pursuant to the advice or opinion of counsel shall be conclusive evidence of the good faith of the Escrow Agent.

                  (b) In the event of a dispute between the parties hereto, the Escrow Agent is hereby expressly authorized to disregard any and all notifications given by any of the parties hereto or by any other person, excepting only memoranda of agreement as provided in Section 5(c) hereof and orders or process of courts of law as provided in Section 5(d), to which Escrow Agent shall be entitled to conclusively rely and shall distribute the Escrow Fund in accordance with the terms thereof, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

                  (c) In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Escrow Agent hereunder, the Escrow Agent will promptly notify Acquiror and the Shareholders' Agent of such ambiguity and may, in its sole discretion, refrain from taking any action other than retaining possession of the Escrow Fund, unless the Escrow Agent receives written instructions, signed by Acquiror and the Shareholders' Agent, which eliminates such ambiguity or uncertainty.

                  (d) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver the Merger Agreement, this Agreement or any documents or papers deposited or called for thereunder or hereunder.

         11. Resignation and Removal of the Escrow Agent. The Escrow Agent may resign as escrow agent at any time, with or without cause, with respect to the Escrow Fund by giving at least 30 days' prior written notice to each of Acquiror and the Shareholders' Agent, such resignation to be effective 30 days following the date such notice is given. In addition, Acquiror and the Shareholders' Agent may jointly remove the Escrow Agent as escrow agent at any time, with or without cause, by an instrument executed by Acquiror and the Shareholders' Agent (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent, which shall be a bank or trust company organized in the United States of America having (or if such bank or trust company is a member of a bank company, its bank holding company shall have) a combined capital and surplus of not less than $50,000,000, shall be appointed by Acquiror on the terms of this Agreement with the written approval of the Shareholders' Agent, which approval shall not be unreasonably withheld or delayed. In the event that a successor escrow agent has not been appointed within 30 days after notice of the Escrow Agent's resignation or removal, the Escrow Agent shall be entitled to petition a court of competent jurisdiction to have a successor escrow agent appointed. Any such successor escrow agent shall deliver to Acquiror and the Shareholders' Agent, a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive possession of the Escrow Fund. Upon receipt of the identity of the successor Escrow Agent, the Escrow Agent shall deliver the Escrow Fund then held hereunder to the successor Escrow Agent.

         12. Further Instruments. If the Escrow Agent reasonably requires other or further instruments in connection with its performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

         13. Disputes. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the cash held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed to act in accordance with, and in reliance upon, the provisions of this Agreement and the Merger Agreement.

         14. Escrow Fees and Expenses. Acquiror shall pay the Escrow Agent such fees as are established by the Fee Schedule attached hereto as Annex B.

         15. Indemnification. In consideration of the Escrow Agent's acceptance of this appointment, Acquiror and the Shareholders' Agent (on behalf of the Holders and not individually) hereby jointly and severally, agree to indemnify and hold the Escrow Agent harmless as to any liability actually incurred by it to any person, firm or corporation by reason of its having accepted such appointment or in carrying out the provisions of this Agreement and the Merger Agreement, and to reimburse the Escrow Agent for its costs and expenses (including, without limitation, counsel fees and expenses) reasonably incurred by reason of any matter as to which such indemnity is paid pursuant to this
Section 15; provided, however, that no indemnity need be paid in case of the Escrow Agent's fraud, gross negligence, willful misconduct or breach of this Agreement.

         16. General.

                  (a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with written confirmation of receipt) to the parties hereto at the following addresses specified in this Section 16(a) or such other address for a party as shall be specified by like notice). If any Officer's Certificate, any objection thereto or any other document of any kind is required to be delivered to the Escrow Agent and any other person, the Escrow Agent may assume without inquiry that such Officer's Certificate, objection or other document was received by such other person on the date on which it was received by the Escrow Agent.



                 (i)     If to Acquiror, to:

                         Amdocs Limited
                         Suite 5, Tower Hill House
                         Le Bordage, St. Peter Port
                         Island of Guernsey GY1 3QT
                         Channel Islands
                         Attention: Thomas G. O'Brien, Treasurer and Secretary Facsimile No.: +44-1481-723279
                         Telephone No.: +44-1481-728444

                         With a mandatory copy to:

                         c/o Amdocs Inc.
                         Timberlake Corporate Center
                         1390 Timberlake Manor Parkway
                         Chesterfield, Missouri MO 63017-6041
                         Attention: Thomas G. O'Brien, Treasurer and Secretary Facsimile No.: +314-212-7092
                         Telephone No.: +314-212-8328

                         With a copy (which shall not constitute notice) to:

                         WilmerHale
                         399 Park Avenue
                         New York, NY 10022 USA
                         Attention:  Robert A. Schwed
                         Facsimile No.: +212-230-8888
                         Telephone No.: +212-937-7276



                 (ii)    If to the Shareholders' Agent, to:

                         Ray A. Rothrock
                         Managing General Partner
                         Venrock Associates
                         2494 Sand Hill Road, Suite 200
                         Menlo Park, CA 94025
                         Facsimile: +650-561-9180
                         Phone: +650-561-9580

                         With a copy (which shall not constitute notice) to:

                         Heller Ehrman LLP
                         701 Fifth Avenue, Suite 6100
                         Seattle, WA 98104-7098 USA
                         Attention: Sonya F. Erickson and John Morrow
                         Facsimile No.: +206-447-0849
                         Telephone No.: +206-447-0900

                 (iii)   If to the Escrow Agent, to:

                         [_______________]
                         [_______________]
                         [_______________]
                         Attention:  [_______________]
                         Facsimile No.:  [(___)_______]
                         Telephone No.:  [(___)______]



                  (b) Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

                  (c) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; if being understood that all parties hereto need not sign the same counterpart and that signatures may be provided by facsimile transmission.

                  (d) Assignment. Neither this Agreement, nor any of the rights, interests or obligations under this Agreement, may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquiror may assign this Agreement to any of Acquiror's Affiliates without the prior consent of the other parties hereof; provided, however, that Acquiror shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

                  (e) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

                  (f) Governing Law; Jurisdiction. All matters arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware. Each party (a) submits to the jurisdiction of any state or federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or the matters contemplated herein (including resolution of disputes under Section 8.6 of the Merger Agreement), (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) waives any claim of inconvenient forum or other challenge to venue in such court and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or the matters contemplated herein in any other court. Each party agrees to accept service of any summons, complaint or other initial pleading made in the manner provided for the giving of notices in Section 16(a), provided that nothing in this Section 16(f) shall affect the right of any party to serve such summons, complaint or other initial pleading in any other manner permitted by law.

                  (g) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

         17. Patriot Act Compliance. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. Acquiror and the Shareholders' Agent each agree to provide all such information and documentation as to themselves (and in the case of the Shareholders' Agent, as to each of the Holders) as requested by Escrow Agent to ensure compliance with federal law.



                           - SIGNATURE PAGE FOLLOWS -

                  IN WITNESS WHEREOF, each of the parties hereto has executed this Escrow Agreement as of the date first above written.



                                            [ESCROW AGENT]
                                            as Escrow Agent


                                            By:
                                               ---------------------------------
                                                 Name: [ ]
                                                 Title:   [ ]




                                            AMDOCS LIMITED
                                            as Acquiror


                                            By:
                                               ---------------------------------
                                                 Name: [ ]
                                                 Title:    [ ]




                                            RAY A. ROTHROCK
                                            as Shareholders' Agent



                                            ------------------------------------



                       SIGNATURE PAGE TO ESCROW AGREEMENT